1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
          Form 20-F ☑           Form 40-F ☐
          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
          Yes ☐                     No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

Taiwan Semiconductor Manufacturing
Company Limited
Financial Statements for the
Six Months Ended June 30, 2008 and 2007 and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of June 30, 2008 and 2007, and the related statements of income, changes in shareholders’ equity and cash flows for the six months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited as of June 30, 2008 and 2007, and the results of its operations and its cash flows for the six months then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.
As discussed in Note 3 to the financial statements, effective January 1, 2008, Taiwan Semiconductor Manufacturing Company Limited adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors” issued by the Accounting Research and Development Foundation of the Republic of China and relevant requirements promulgated by the Financial Supervisory Commission of the Executive Yuan.

We have also audited, in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China, the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of and for the six months ended June 30, 2008 and 2007, and expressed an unqualified opinion with an explanatory paragraph relating to the adoption of Interpretation 2007-052 and an unqualified opinion, respectively, on such consolidated financial statements.
July 10, 2008
Notice to Readers
The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited
BALANCE SHEETS
JUNE 30, 2008 AND 2007
(In Thousands of New Taiwan Dollars, Except Par Value)

	2008		2007
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$146,745,700	25	$143,256,382	23
Financial assets at fair value through profit or loss (Notes 2 and 5)	22,996	—	172,240	—
Available-for-sale financial assets (Notes 2, 6 and 23)	6,880,784	1	15,259,717	3
Held-to-maturity financial assets (Notes 2 and 7)	5,771,334	1	9,909,497	2
Receivables from related parties (Note 24)	24,139,822	4	20,675,167	3
Notes and accounts receivable	20,912,315	4	16,923,301	3
Allowance for doubtful receivables (Notes 2 and 8)	(687,619)	—	(694,039)	—
Allowance for sales returns and others (Notes 2 and 8)	(4,194,528)	(1)	(2,595,838)	—
Other receivables from related parties (Note 24)	1,644,824	—	1,280,419	—
Other financial assets	417,822	—	545,717	—
Inventories, net (Notes 2 and 9)	20,816,966	4	21,677,958	3
Deferred income tax assets (Notes 2 and 17)	6,004,789	1	5,622,000	1
Prepaid expenses and other current assets	927,421	—	1,197,661	—

Total current assets	229,402,626	39	233,230,182	38

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 11 and 23)
Investments accounted for using equity method	106,640,304	18	105,071,276	17
Available-for-sale financial assets	—	—	4,518,721	1
Held-to-maturity financial assets	7,240,785	1	20,788,140	3
Financial assets carried at cost	747,521	—	747,218	—

Total long-term investments	114,628,610	19	131,125,355	21

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 24)
Cost
Buildings	103,267,057	17	99,707,179	16
Machinery and equipment	618,319,896	104	550,470,017	89
Office equipment	9,477,430	2	8,908,044	1

	731,064,383	123	659,085,240	106
Accumulated depreciation	(520,741,784)	(87)	(452,483,898)	(73)
Advance payments and construction in progress	26,550,147	4	31,434,579	5

Net property, plant and equipment	236,872,746	40	238,035,921	38

INTANGIBLE ASSETS
Goodwill (Note 2)	1,567,756	—	1,567,756	—
Deferred charges, net (Notes 2 and 13)	7,068,055	1	5,179,415	1

Total intangible assets	8,635,811	1	6,747,171	1

OTHER ASSETS
Deferred income tax assets (Notes 2 and 17)	4,724,630	1	8,489,812	1
Refundable deposits	2,722,875	—	2,552,561	1
Others (Note 2)	281,402	—	64,278	—

Total other assets	7,728,907	1	11,106,651	2

TOTAL	$597,268,700	100	$620,245,280	100

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	$115,320	—	$3,460	—
Accounts payable	8,734,095	2	7,497,105	1
Payables to related parties (Note 24)	2,486,070	—	3,108,623	1
Income tax payable (Notes 2 and 17)	5,718,520	1	4,410,166	1
Cash dividends payable (Note 19)	76,881,311	13	77,489,064	12
Bonuses payable to employees and directors (Notes 3 and 19)	12,753,706	2	4,572,798	1
Payables to contractors and equipment suppliers	8,614,287	1	16,515,598	3
Accrued expenses and other current liabilities (Note 15)	19,154,139	4	9,835,302	1
Current portion of bonds payable (Note 14)	8,000,000	1	4,500,000	1

Total current liabilities	142,457,448	24	127,932,116	21

LONG-TERM LIABILITIES
Bonds payable (Note 14)	4,500,000	1	12,500,000	2
Other long-term payables (Note 15)	1,005,988	—	1,343,935	—

Total long-term liabilities	5,505,988	1	13,843,935	2

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 16)	3,691,624	1	3,583,542	1
Guarantee deposits (Note 26)	1,704,666	—	3,001,515	—
Deferred credits (Notes 2 and 24)	668,408	—	997,610	—

Total other liabilities	6,064,698	1	7,582,667	1

Total liabilities	154,028,134	26	149,358,718	24

CAPITAL STOCK — $10 PAR VALUE (Note 19)
Authorized: 28,050,000 thousand shares in 2008 28,050,000 thousand shares in 2007
Issued: 25,631,371 thousand shares in 2008 26,423,517 thousand shares in 2007	256,313,709	43	264,235,168	43
To be issued	5,221,238	1	—	—

	261,534,947	44	264,235,168	43

CAPITAL SURPLUS (Notes 2 and 19)	50,916,645	9	53,725,604	8

RETAINED EARNINGS (Note 19)
Appropriated as legal capital reserve	67,324,393	11	56,406,684	9
Appropriated as special capital reserve	391,857	—	629,550	—
Unappropriated earnings	84,236,793	14	96,973,825	16

	151,953,043	25	154,010,059	25

OTHERS (Notes 2, 21 and 23)
Cumulative translation adjustments	(6,787,320)	(1)	(613,674)	—
Unrealized gain on financial instruments	468,749	—	447,480	—
Treasury stock: 250,770 thousand shares in 2008 34,096 thousand shares in 2007	(14,845,498)	(3)	(918,075)	—

	(21,164,069)	(4)	(1,084,269)	—

Total shareholders’ equity	443,240,566	74	470,886,562	76

TOTAL	$597,268,700	100	$620,245,280	100

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche audit report dated July 10, 2008)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2008		2007
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 24)	$173,877,093		$138,166,350

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	3,052,847		1,967,831

NET SALES	170,824,246	100	136,198,519	100

COST OF SALES (Notes 18 and 24)	94,108,599	55	81,342,396	60

GROSS PROFIT	76,715,647	45	54,856,123	40

UNREALIZED GROSS PROFIT FROM AFFILIATES (Note 2)	130,977	—	178,259	—

REALIZED GROSS PROFIT	76,584,670	45	54,677,864	40

OPERATING EXPENSES (Notes 18 and 24)
Research and development	9,874,836	6	7,279,536	5
General and administrative	5,171,447	3	3,436,220	2
Marketing	1,261,930	1	705,335	1

Total operating expenses	16,308,213	10	11,421,091	8

INCOME FROM OPERATIONS	60,276,457	35	43,256,773	32

NON-OPERATING INCOME AND GAINS
Valuation gain on financial instruments, net (Notes 2, 5 and 23)	1,737,652	1	—	—
Interest income	1,441,583	1	1,447,702	1
Equity in earnings of equity method investees, net (Notes 2 and 10)	946,787	1	1,983,358	2
Settlement income (Note 26)	456,195	—	491,385	1
Gain on settlement and disposal of financial assets, net (Notes 2, 5 and 23)	391,888	—	233,970	—
Technical service income (Notes 24 and 26)	364,485	—	353,441	—
Gain on disposal of property, plant and equipment and other assets (Notes 2 and 24)	153,449	—	144,800	—
Foreign exchange gain, net (Note 2)	—	—	214,508	—
Others (Note 24)	314,240	—	488,028	—

Total non-operating income and gains	5,806,279	3	5,357,192	4

(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2008		2007
	Amount	%	Amount	%
NON-OPERATING EXPENSES AND LOSSES
Foreign exchange loss, net (Note 2)	$1,790,609	1	$—	—
Provision for litigation loss (Note 26h)	459,078	—	—	—
Interest expense	177,500	—	300,973	—
Valuation loss on financial instruments, net (Notes 2, 5 and 23)	—	—	579,646	1
Others	47,052	—	29,957	—

Total non-operating expenses and losses	2,474,239	1	910,576	1

INCOME BEFORE INCOME TAX	63,608,497	37	47,703,389	35

INCOME TAX EXPENSE (Notes 2 and 17)	6,694,609	4	3,380,808	2

NET INCOME	$56,913,888	33	$44,322,581	33

	2008		2007
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
EARNINGS PER SHARE (NT$, Note 22)
Basic earnings per share	$2.49	$2.22	$1.81	$1.68

Diluted earnings per share	$2.48	$2.22	$1.81	$1.68

Certain pro forma information (after income tax) is shown as follows, based on the assumption that the Company’s stock held by subsidiaries is treated as available-for-sale financial assets instead of treasury stock (Notes 2 and 21):

	2008	2007
NET INCOME	$57,016,167	$44,424,343

EARNINGS PER SHARE (NT$)
Basic earnings per share	$2.23	$1.68

Diluted earnings per share	$2.22	$1.68

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated July 10, 2008)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

										Others
						Retained Earnings					Unrealized
	Capital Stock - Common Stock		To Be Issued			Legal	Special			Cumulative	Gain (Loss) on		Total
	Shares (in		Shares (in		Capital	Capital	Capital	Unappropriated		Translation	Financial	Treasury	Shareholders’
	Thousands)	Amount	Thousands)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Adjustments	Instruments	Stock	Equity
BALANCE, JANUARY 1, 2008	26,427,104	$264,271,037	—	$—	$53,732,682	$56,406,684	$629,550	$161,828,337	$218,864,571	$(1,072,853)	$680,997	$(49,385,032)	$487,091,402

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	—	—	10,917,709	—	(10,917,709)	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	—	—	(237,693)	237,693	—	—	—	—	—
Bonus to employees — in cash	—	—	—	—	—	—	—	(3,939,883)	(3,939,883)	—	—	—	(3,939,883)
Bonus to employees — in stock	—	—	393,988	3,939,883	—	—	—	(3,939,883)	(3,939,883)	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	—	—	—	—	(76,881,311)	(76,881,311)	—	—	—	(76,881,311)
Stock dividends to shareholders — NT$0.02 per share	—	—	51,254	512,542	—	—	—	(512,542)	(512,542)	—	—	—	—
Bonus to directors	—	—	—	—	—	—	—	(176,890)	(176,890)	—	—	—	(176,890)
Capital surplus transferred to capital stock	—	—	76,881	768,813	(768,813)	—	—	—	—	—	—	—	—
Net income for the six months ended June 30, 2008	—	—	—	—	—	—	—	56,913,888	56,913,888	—	—	—	56,913,888
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	—	—	(186,344)	—	—	—	—	—	—	—	(186,344)
Translation adjustments	—	—	—	—	—	—	—	—	—	(5,714,467)	—	—	(5,714,467)
Issuance of stock from exercising stock options	4,267	42,672	—	—	128,891	—	—	—	—	—	—	—	171,563
Cash dividends received by subsidiaries from the Company	—	—	—	—	102,279	—	—	—	—	—	—	—	102,279
Valuation loss on available-for-sale financial assets	—	—	—	—	—	—	—	—	—	—	(264,247)	—	(264,247)
Equity in the valuation gain on available-for-sale financial assets held by equity method investees	—	—	—	—	—	—	—	—	—	—	51,999	—	51,999
Treasury stock retired	(800,000)	(8,000,000)	—	—	(2,092,050)	—	—	(38,374,907)	(38,374,907)	—	—	48,466,957	—
Treasury stock repurchased by the company	—	—	—	—	—	—	—	—	—	—	—	(13,927,423)	(13,927,423)

BALANCE, JUNE 30, 2008	25,631,371	$256,313,709	522,123	$5,221,238	$50,916,645	$67,324,393	$391,857	$84,236,793	$151,953,043	$(6,787,320)	$468,749	$(14,845,498)	$443,240,566

BALANCE, JANUARY 1, 2007	25,829,688	$258,296,879	—	$—	$54,107,498	$43,705,711	$640,742	$152,778,079	$197,124,532	$(1,191,165)	$561,615	$(918,075)	$507,981,284

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	—	—	12,700,973	—	(12,700,973)	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	—	—	(11,192)	11,192	—	—	—	—	—
Bonus to employees — in cash	—	—	—	—	—	—	—	(4,572,798)	(4,572,798)	—	—	—	(4,572,798)
Bonus to employees — in stock	457,280	4,572,798	—	—	—	—	—	(4,572,798)	(4,572,798)	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	—	—	—	—	(77,489,064)	(77,489,064)	—	—	—	(77,489,064)
Stock dividends to shareholders — NT$0.02 per share	51,659	516,594	—	—	—	—	—	(516,594)	(516,594)	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	—	—	(285,800)	(285,800)	—	—	—	(285,800)
Capital surplus transferred to capital stock	77,489	774,891	—	—	(774,891)	—	—	—	—	—	—	—	—
Net income for the six months ended June 30, 2007	—	—	—	—	—	—	—	44,322,581	44,322,581	—	—	—	44,322,581
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	—	—	68,411	—	—	—	—	—	—	—	68,411
Translation adjustments	—	—	—	—	—	—	—	—	—	577,491	—	—	577,491
Issuance of stock from exercising stock options	7,401	74,006	—	—	222,824	—	—	—	—	—	—	—	296,830
Cash dividends received by subsidiaries from the Company	—	—	—	—	101,762	—	—	—	—	—	—	—	101,762
Valuation loss on available-for-sale financial assets	—	—	—	—	—	—	—	—	—	—	(83,408)	—	(83,408)
Equity in the valuation loss on available-for-sale financial assets held by equity method investees	—	—	—	—	—	—	—	—	—	—	(30,727)	—	(30,727)

BALANCE, JUNE 30, 2007	26,423,517	$264,235,168	—	$—	$53,725,604	$56,406,684	$629,550	$96,973,825	$154,010,059	$(613,674)	$447,480	$(918,075)	$470,886,562

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche audit report dated July 10, 2008)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(In Thousands of New Taiwan Dollars)

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$56,913,888	$44,322,581
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	36,227,938	36,293,514
Unrealized gross profit from affiliates	130,977	178,259
Amortization of premium/ discount of financial assets	(51,144)	(64,051)
Gain on disposal of available-for-sale financial assets, net	(391,218)	(233,970)
Gain on disposal of financial assets carried at cost, net	(670)	—
Equity in earnings of equity method investees, net	(946,787)	(1,983,358)
Dividends received from equity method investees	589,071	—
Gain on disposal of property, plant and equipment and other assets, net	(153,449)	(142,673)
Deferred income tax	1,780,514	(518,685)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	(113,239)	(134,930)
Receivables from related parties	2,561,826	(3,805,658)
Notes and accounts receivable	(3,000,987)	(645,137)
Allowance for doubtful receivables	(1,353)	3,108
Allowance for sales returns and others	337,843	(155,227)
Other receivables from related parties	222,924	(145,024)
Other financial assets	(86,124)	107,743
Inventories	170,176	(2,525,744)
Prepaid expenses and other current assets	(65,956)	23,538
Increase (decrease) in:
Accounts payable	(751,723)	1,353,426
Payables to related parties	(513,560)	(218,293)
Income tax payable	(5,259,443)	(3,440,252)
Bonuses payable to employees and directors	8,636,933	—
Accrued expenses and other current liabilities	302,852	1,421,840
Accrued pension cost	33,945	53,426
Deferred credits	(47,873)	(47,872)

Net cash provided by operating activities	96,525,361	69,696,561

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(4,300,000)	(2,151,252)
Held-to-maturity financial assets	(549,455)	—
Financial assets carried at cost	(1,142)	(34,375)
Investments accounted for using equity method	(301,607)	(2,054,634)
Property, plant and equipment	(36,086,150)	(38,511,341)
Proceeds from disposal or redemption of:
Financial assets carried at cost	2,451	—
Available-for-sale financial assets	21,235,748	15,163,560
Held-to-maturity financial assets	7,788,000	6,825,120
Property, plant and equipment and other assets	1,764,920	4,787
(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(In Thousands of New Taiwan Dollars)

	2008	2007
Proceeds from return of capital by investees	$114,255	$44,258
Increase in deferred charges	(1,854,102)	(1,322,268)
Decrease (increase) in refundable deposits	18,663	(1,246,327)

Net cash used in investing activities	(12,168,419)	(23,282,472)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term bonds payable	—	(2,500,000)
Decrease in guarantee deposits	(536,011)	(808,446)
Proceeds from exercise of employee stock options	171,563	296,830
Bonus to directors and supervisors	—	(285,800)
Repurchase of treasury stock	(9,668,896)	—

Net cash used in financing activities	(10,033,344)	(3,297,416)

NET INCREASE IN CASH AND CASH EQUIVALENTS	74,323,598	43,116,673

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	72,422,102	100,139,709

CASH AND CASH EQUIVALENTS, END OF PERIOD	$146,745,700	$143,256,382

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$355,000	$420,000

Income tax paid	$10,105,861	$7,330,375

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$39,310,697	$44,357,416
Increase in payables to contractors and equipment suppliers	(3,224,547)	(5,846,075)

Cash paid	$36,086,150	$38,511,341

Disposal of property, plant and equipment and other assets	$1,901,048	$7,313
Increase in other payables to related parties	(136,128)	(2,526)

Cash received	$1,764,920	$4,787

Repurchase of treasury stock	$13,927,423	$—
Increase in accrued expenses and other current liabilities	(4,258,527)	—

Cash paid	$9,668,896	$—

NON-CASH FINANCING ACTIVITIES
Current portion of bonds payable	$8,000,000	$4,500,000

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$2,012,071	$2,433,227

     The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated July 10, 2008)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
NOTES TO FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the “Company” or “TSMC”), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987 as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The Company is a dedicated foundry in the semiconductor industry which engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.

As of June 30, 2008 and 2007, the Company had 20,835 and 20,572 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds, repurchase agreements collaterized by short-term notes and asset-backed commercial papers acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

The fair value of structured time deposits is estimated using valuation techniques. Fair value of open-end mutual funds is determined using the net assets value at the end of the period. For debt securities, fair value is determined using the average of bid and asked prices at the end of the period.

Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost under the effective interest method except for structured time deposits which are carried at acquisition cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectibility of notes and accounts receivable. The Company determines the amount of the allowance for doubtful receivables by examining the aging analysis of outstanding notes and accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer, price is fixed or determinable, and collectibility is reasonably assured. Provisions for estimated sales returns and others are recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Period-end inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, “Long-term Investments Accounted for Using the Equity Method”, the cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). The accounting treatment for the investment premiums paid before January 1, 2006 is the same as that for goodwill which is no longer being amortized; while investment discounts continue to be amortized over the remaining periods. When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties. Gains or losses on sales between equity method investees over each of which the Company has control are deferred in proportion to the Company’s weighted-average ownership percentage in the investee which records gains or losses. In transactions between equity method investees over either or both of which the Company has no control, gains or losses on sales are deferred in proportion to the multiplication of the Company’s weighted-average ownership percentages in the investees. Such gains or losses are recorded until they are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings — 10 to 20 years; machinery and equipment — 5 years; and office equipment — 3 to 5 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Prior to January 1, 2006, goodwill was amortized using the straight-line method over the estimated life of 10 years. Effective January 1, 2006, pursuant to the newly revised Statement of Financial Accounting Standards No. 25, “Business Combinations — Accounting Treatment under Purchase Method”, goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicated that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 3 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expenses when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.

Income tax on unappropriated earnings at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment”. The Company did not grant or modify employee stock options since January 1, 2008.

Treasury Stock

Treasury stock is stated at cost and shown as a deduction in shareholders’ equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus — additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus — treasury stock transactions and to retained earnings for any remaining amount.

The Company’s stock held by its subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by subsidiaries and cash dividends received by subsidiaries from the Company are recorded under capital surplus — treasury stock transactions.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

Recent Accounting Pronouncements

The Accounting Research and Development Foundation (ARDF) of the R.O.C. revised Statement of Financial Accounting Standards No. 10, “Accounting for Inventories” (SFAS No. 10) in November 2007, which requires inventories to be stated at the lower of cost or net realizable value item by item. Inventories are recorded by the specific identification method, first-in, first-out method or weighted average method. The last-in, first-out method is no longer permitted. The revised SFAS No. 10 should be applied to financial statements for the fiscal years beginning on or after January 1, 2009. Early adoption is permitted.

Reclassification

Certain accounts in the financial statements as of and for the six months ended June 30, 2007 have been reclassified to be consistent with the financial statements as of and for the six months ended June 30, 2008.

3.	ACCOUNTING CHANGES

Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors” issued in March 2007 by the ARDF, which requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than as an appropriation of earnings. The adoption of this interpretation resulted in a decrease in net income and earnings per share (after income tax) of NT$7,194,657 thousand and NT$0.28, respectively, for the six months ended June 30, 2008.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment”, which requires companies to record share-based payment transactions in the financial statements at fair value. Such a change in accounting principle did not have any effect on the Company’s financial statements as of and for the six months ended June 30, 2008.

4.	CASH AND CASH EQUIVALENTS

	June 30
	2008	2007
Cash and deposits in banks	$130,545,705	$84,229,386
Repurchase agreements collaterized by government bonds	12,229,689	58,429,635
Repurchase agreements collaterized by short-term notes	3,970,306	—
Asset-backed commercial papers	—	597,361

	$146,745,700	$143,256,382

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30
	2008	2007
Derivatives — financial assets

Forward exchange contracts	$—	$15,335
Cross currency swap contracts	22,996	156,905

	$22,996	$172,240

Derivatives — financial liabilities

Forward exchange contracts	$112,709	$3,460
Cross currency swap contracts	2,611	—

	$115,320	$3,460

The Company entered into derivative contracts during the six months ended June 30, 2008 and 2007 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.

Outstanding forward exchange contracts as of June 30, 2008 and 2007:

Contract Amount
	Maturity Date	(in Thousands)
June 30, 2008

Sell EUR/buy US$	July 2008	EUR 11,500/US$17,826
Sell EUR/buy NT$	July 2008	EUR 20,000/NT$858,620
Sell US$/buy NT$	July 2008	US$30,000/NT$909,600

June 30, 2007

Sell EUR/buy NT$	July 2007 to July 2008	EUR 50,700/NT$2,209,845
Outstanding cross currency swap contracts as of June 30, 2008 and 2007:

		Range of	Range of
	Contract Amount	Interest Rates	Interest Rates
Maturity Date	(in Thousands)	Paid	Received
June 30, 2008

July 2008	US$971,000/NT$29,509,297	2.49%-4.68%	0.43%-2.42%

June 30, 2007

July 2007 to August 2007	US$765,000/NT$25,251,620	2.36%-5.43%	1.70%-4.21%
For the six months ended June 30, 2008 and 2007, gains and losses arising from derivative financial instruments were net gains of NT$1,737,652 thousand and net losses of NT$579,646 thousand, respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	June 30
	2008	2007
Open-end mutual funds	$3,702,857	$10,971,467
Corporate bonds	3,177,927	4,176,057
Government bonds	—	4,133,533
Structured time deposits	—	497,381

	6,880,784	19,778,438
Current portion	(6,880,784)	(15,259,717)

	$—	$4,518,721

As of June 30, 2007, structured time deposits categorized as available-for-sale financial assets consisted of the following:

	Principal	Carrying
	Amount	Amount	Interest Rate	Maturity Date
Step-up callable deposits
Domestic deposits	$500,000	$497,381	1.76%	March 2008

The interest rate of the step-up callable deposits was pre-determined by the Company and the banks.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	June 30
	2008	2007
Corporate bonds	$9,516,207	$11,968,229
Government bonds	2,995,912	8,682,408
Structured time deposits	500,000	10,047,000

	13,012,119	30,697,637
Current portion	(5,771,334)	(9,909,497)

	$7,240,785	$20,788,140

As of June 30, 2008 and 2007, structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
June 30, 2008

Step-up callable deposits
Domestic deposits	$500,000	$2,031	1.83%	October 2008

June 30, 2007

Step-up callable deposits
Domestic deposits	$3,500,000	$13,267	1.69%-1.83%	October 2007 to October 2008
Callable range accrual deposits
Domestic deposits	3,928,200	4,556	(See below)	September 2009 to December 2009
Foreign deposits	2,618,800	4,828	(See below)	October 2009 to December 2009

	$10,047,000	$22,651

The amount of interest earned from the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.10% and 3.45%. Based on the terms of the contracts, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate ranging between zero and 1.5%. Under the terms of the contracts, the bank has the right to cancel the contracts prior to the maturity date.

As of June 30, 2008, no structured time deposit resided in banks located in foreign countries. As of June 30, 2007, the principal of the deposits that resided in banks located in Hong Kong and Singapore amounted to US$60,000 thousand and US$20,000 thousand, respectively.

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS

Movements of the allowance for doubtful receivables were as follows:

	Six Months Ended
	June 30
	2008	2007
Balance, beginning of period	$688,972	$690,931
Provision	—	3,108
Write-off	(1,353)	—

Balance, end of period	$687,619	$694,039

Movements of the allowance for sales returns and others were as follows:

	Six Months Ended
	June 30
	2008	2007
Balance, beginning of period	$3,856,685	$2,751,065
Provision	3,052,847	1,967,831
Write-off	(2,715,004)	(2,123,058)

Balance, end of period	$4,194,528	$2,595,838

9.	INVENTORIES

	June 30
	2008	2007
Finished goods	$3,619,551	$4,545,835
Work in process	16,744,201	16,447,979
Raw materials	791,420	1,137,465
Supplies and spare parts	560,754	421,597

	21,715,926	22,552,876
Allowance for losses	(898,960)	(874,918)

	$20,816,966	$21,677,958

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30
	2008		2007
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
TSMC Global Ltd. (TSMC Global)	$41,946,173	100	$43,613,633	100
TSMC International Investment Ltd. (TSMC International)	27,447,357	100	27,053,657	100
Vanguard International Semiconductor Corporation (VIS)	9,926,933	36	5,637,861	27
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	8,641,503	39	8,289,538	39
TSMC (Shanghai) Company Limited (TSMC Shanghai)	7,574,803	100	8,799,540	100
TSMC Partners, Ltd. (TSMC Partners)	3,534,832	100	4,567,193	100
TSMC North America	2,246,123	100	2,207,039	100
Xintec Inc. (Xintec)	1,396,316	43	1,366,816	43
VentureTech Alliance Fund III, L.P. (VTAF III)	1,106,412	98	756,146	98
VentureTech Alliance Fund II, L.P. (VTAF II)	963,211	98	858,453	98
Global UniChip Corporation (GUC)	798,498	37	694,111	38
Emerging Alliance Fund, L.P. (Emerging Alliance)	388,216	99	717,200	99
Chi Cherng Investment Co., Ltd. (Chi Cherng)	221,911	36	168,359	36
Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	220,092	36	166,857	36
Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC Europe)	107,796	100	65,109	100
TSMC Japan Limited (TSMC Japan)	104,842	100	94,250	100
TSMC Korea Limited (TSMC Korea)	15,286	100	15,514	100

	$106,640,304		$105,071,276

In August 2007, the Company acquired additional 169,600 thousand shares in VIS for NT$4,927,865 thousand; after the acquisition, the Company’s percentage of ownership in VIS increased from 27% to 36%.

For the six months ended June 30, 2008 and 2007, net equity in earnings of NT$946,787 thousand and NT$1,983,358 thousand was recognized, respectively. The related equity in earnings of equity method investees was determined based on the audited financial statements of the investees for the same periods as the Company.

As of June 30, 2008 and 2007, fair value of publicly traded stocks in investments accounted for using equity method (VIS and GUC) was NT$23,162,413 thousand and NT$28,683,049 thousand, respectively.

Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets for the six months ended June 30, 2008 and 2007 were as follows:

	Six Months Ended
	June 30
	2008	2007
Balance, beginning of period	$2,677,388	$943,277
Additions	—	112,660
Amortization	(312,068)	(106,565)

Balance, end of period	$2,365,320	$949,372

Balance of the aforementioned difference allocated to goodwill for the six months ended June 30, 2008 and 2007 was NT$987,349 thousand and NT$213,984 thousand, respectively. There are no any additions or impairment for the six months ended June 30, 2008 and 2007.

11.	FINANCIAL ASSETS CARRIED AT COST

	June 30
	2008	2007
Non-publicly traded stocks	$364,913	$364,913
Funds	382,608	382,305

	$747,521	$747,218

12.	PROPERTY, PLANT AND EQUIPMENT

	Six Months Ended June 30, 2008
	Balance,
	Beginning of				Balance,
	Period	Additions	Disposals	Reclassification	End of Period
Cost
Buildings	$101,907,892	$1,361,363	$(1,887)	$(311)	$103,267,057
Machinery and equipment	589,131,625	32,074,642	(2,665,119)	(221,252)	618,319,896
Office equipment	9,167,107	407,498	(97,232)	57	9,477,430

	700,206,624	$33,843,503	$(2,764,238)	$(221,506)	731,064,383

Accumulated depreciation
Buildings	57,349,828	$3,848,827	$(1,887)	$(4)	61,196,764
Machinery and equipment	422,278,071	30,674,584	(667,487)	(206,424)	452,078,744
Office equipment	7,097,120	466,362	(97,232)	26	7,466,276

	486,725,019	$34,989,773	$(766,606)	$(206,402)	520,741,784

Advance payments and construction in progress	21,082,953	$5,467,194	$—	$—	26,550,147

Net	$234,564,558				$236,872,746

	Six Months Ended June 30, 2007
	Balance,
	Beginning of				Balance,
	Period	Additions	Disposals	Reclassification	End of Period
Cost
Buildings	$96,961,851	$2,777,163	$(31,835)	$—	$99,707,179
Machinery and equipment	527,850,728	22,404,381	(299,721)	514,629	550,470,017
Office equipment	8,659,225	404,055	(154,426)	(810)	8,908,044

	633,471,804	$25,585,599	$(485,982)	$513,819	659,085,240

Accumulated depreciation
Buildings	49,595,917	$3,881,018	$(30,957)	$—	53,445,978
Machinery and equipment	361,401,800	30,595,506	(298,619)	519,139	392,217,826
Office equipment	6,469,533	504,843	(154,329)	47	6,820,094

	417,467,250	$34,981,367	$(483,905)	$519,186	452,483,898

Advance payments and construction in progress	12,230,805	$18,771,817	$—	$431,957	31,434,579

Net	$228,235,359				$238,035,921

No interest was capitalized during the six months ended June 30, 2008 and 2007.

13.	DEFERRED CHARGES, NET

	Six Months Ended June 30, 2008
	Balance,
	Beginning of					Balance,
	Period	Additions	Amortization	Disposals	Reclassification	End of Period
Technology license fees	$5,349,937	$—	$(781,844)	$—	$—	$4,568,093
Software and system design costs	1,309,272	666,273	(347,384)	(14,279)	59	1,613,941
Others	513,204	454,125	(81,308)	—	—	886,021

	$7,172,413	$1,120,398	$(1,210,536)	$(14,279)	$59	$7,068,055

	Six Months Ended June 30, 2007
	Balance,
	Beginning of					Balance,
	Period	Additions	Amortization	Disposals	Reclassification	End of Period
Technology license fees	$4,038,551	$825,550	$(844,203)	$—	$(296,451)	$3,723,447
Software and system design costs	1,517,575	496,718	(432,489)	(51)	(426,590)	1,155,163
Others	36,942	—	(32,588)	—	296,451	300,805

	$5,593,068	$1,322,268	$(1,309,280)	$(51)	$(426,590)	$5,179,415

14.	BONDS PAYABLE

	June 30
	2008	2007
Domestic unsecured bonds:
Issued in December 2000 and repayable in December 2007, 5.36% interest payable annually	$—	$4,500,000
Issued in January 2002 and repayable in January 2009 and 2012 in three installments, 2.75% and 3.00% interest payable annually, respectively	12,500,000	12,500,000

	12,500,000	17,000,000
Current portion	(8,000,000)	(4,500,000)

	$4,500,000	$12,500,000

As of June 30, 2008, future principal repayments for the Company’s bonds were as follows:

Year of Repayment	Amount
2009	$8,000,000
2012	4,500,000

$12,500,000

15.	OTHER LONG-TERM PAYABLES

Most of the payables resulted from license agreements for certain semiconductor-related patents. As of June 30, 2008, future payments for other long-term payables were as follows:

Year of Payment	Amount
2008 (3rd and 4th quarter)	$1,613,276
2009	544,551
2010	465,630
2011	394,602

3,018,059
Current portion (classified under accrued expenses and other current liabilities)	(2,012,071)

$1,005,988

16.	PENSION PLANS

The pension mechanism under the Labor Pension Act is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts, and recognized pension costs of NT$326,409 thousand and NT$298,794 thousand for the six months ended June 30, 2008 and 2007, respectively.

The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund), which is administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan (originally the Central Trust of China, which was merged into the Bank of Taiwan on July 1, 2007). The Company recognized pension costs of NT$134,494 thousand and NT$162,308 thousand for the six months ended June 30, 2008 and 2007, respectively.

Changes in the Fund and accrued pension cost under the defined benefit plan are summarized as follows:

	Six Months Ended June 30
	2008	2007
The Fund
Balance, beginning of period	$2,145,010	$1,913,002
Contributions	109,289	111,502
Interest	71,236	46,279
Payments	(13,726)	—

Balance, end of period	$2,311,809	$2,070,783

Accrued pension cost
Balance, beginning of period	$3,657,679	$3,530,116
Accruals	33,945	53,426

Balance, end of period	$3,691,624	$3,583,542

17.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rate and income tax currently payable was as follows:

	Six Months Ended June 30
	2008	2007
Income tax expense based on “income before income tax” at statutory rate (25%)	$15,902,124	$11,925,847
Tax effect of the following:
Tax-exempt income	(5,071,328)	(2,770,225)
Temporary and permanent differences	310,461	(320,582)
Others	41,235	—
Additional tax at 10% on unappropriated earnings	—	2,686,561
Investment tax credits used	(5,591,246)	(7,260,151)

Income tax currently payable	$5,591,246	$4,261,450

b.	Income tax expense consisted of the following:

Income tax currently payable	$5,591,246	$4,261,450
Other income tax adjustments	(677,151)	(361,957)
Net change in deferred income tax assets
Investment tax credits	1,318,658	3,082,172
Temporary differences	25,929	(760,228)
Valuation allowance	435,927	(2,840,629)

Income tax expense	$6,694,609	$3,380,808

c.	Net deferred income tax assets consisted of the following:

	June 30
	2008	2007
Current deferred income tax assets
Investment tax credits	$6,004,789	$5,622,000

Noncurrent deferred income tax assets
Investment tax credits	$7,513,308	$11,252,720
Temporary differences	1,117,382	1,600,692
Valuation allowance	(3,906,060)	(4,363,600)

	$4,724,630	$8,489,812

d.	Integrated income tax information:

The balance of the imputation credit account as of June 30, 2008 and 2007 was NT$12,141,222 thousand and NT$2,759,715 thousand, respectively.

The creditable ratios for distribution of earnings of 2007 and 2006 were 9.83% (expected) and 5.23%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.	All earnings generated prior to December 31, 1997 have been appropriated.

f.	As of June 30, 2008, investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$6,067,738	$2,625,338	2010
		4,591,234	4,591,234	2011
		1,533,855	1,533,855	2012

		$12,192,827	$8,750,427

Statute for Upgrading Industries	Research and development expenditures	$1,000,000	$—	2008
		1,127,051	—	2009
		1,781,376	1,781,376	2010
		1,834,115	1,834,115	2011
		1,074,087	1,074,087	2012

		$6,816,629	$4,689,578

Statute for Upgrading Industries	Personnel training expenditures	$21,795	$—	2009
		46,119	46,119	2010
		31,973	31,973	2011

		$99,887	$78,092

g.	The profits generated from the following projects are exempt from income tax for a five-year period:

Tax-exemption Period
Construction of Fab 14 — Module A	2006 to 2010
Construction of Fab 12 — Module B and expansion of Fab 14 — Module A	2007 to 2011
h.	The tax authorities have examined income tax returns of the Company through 2005.
18.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Six Months Ended June 30, 2008
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$9,092,200	$6,656,160	$15,748,360
Labor and health insurance	335,749	189,700	525,449
Pension	294,502	166,401	460,903
Meal	219,219	88,295	307,514
Welfare	92,539	54,046	146,585
Others	89,637	3,876	93,513

	$10,123,846	$7,158,478	$17,282,324

Depreciation	$32,997,017	$1,984,163	$34,981,180

Amortization	$894,932	$315,604	$1,210,536

	Six Months Ended June 30, 2007
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$4,405,268	$2,160,377	$6,565,645
Labor and health insurance	277,788	150,831	428,619
Pension	298,525	162,577	461,102
Meal	213,703	80,294	293,997
Welfare	109,186	66,138	175,324
Others	62,796	3,017	65,813

	$5,367,266	$2,623,234	$7,990,500

Depreciation	$33,044,630	$1,919,406	$34,964,036

Amortization	$905,291	$403,390	$1,308,681

19.	SHAREHOLDERS’ EQUITY

As of June 30, 2008, 1,086,575 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs was 5,432,874 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of the Company’s paid-in capital. Also, the capital surplus from long-term investments may not be used for any purpose.

Capital surplus consisted of the following:

	June 30
	2008	2007
From merger	$23,276,911	$24,003,546
Additional paid-in capital	18,295,464	19,422,365
From convertible bonds	9,077,065	9,360,424
From long-term investments	164,871	448,264
From treasury stock transactions	102,279	490,950
Donations	55	55

	$50,916,645	$53,725,604

The Company’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals the Company’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and bonus to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors. The Company may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

For the six months ended June 30, 2008, the Company has recorded bonuses to employees and directors with a charge to earnings of approximately 15% of net income. Material differences between such estimated amounts and the amounts proposed by the Board of Directors subsequent to the end of the fiscal year are adjusted for in the earnings of the current year. If the actual amounts subsequently resolved by the shareholders differ from the proposed amounts by the Board of Directors, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If stock bonuses are resolved to be distributed to employees, the number of shares is determined by dividing the amount of bonuses by the closing price (after considering the effect of cash and stock dividends) of the shares on the day preceding the shareholders’ meeting.

The Company no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of the Company’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of the Company’s paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2007 and 2006 had been approved in the shareholders’ meetings held on June 13, 2008 and May 7, 2007, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2007	Year 2006	Year 2007	Year 2006
Legal capital reserve	$10,917,709	$12,700,973
Special capital reserve	(237,693)	(11,192)
Bonus to employees — in cash	3,939,883	4,572,798
Bonus to employees — in stock	3,939,883	4,572,798
Cash dividends to shareholders	76,881,311	77,489,064	$3.00	$3.00
Stock dividends to shareholders	512,542	516,594	0.02	0.02
Bonus to directors and supervisors	176,890	285,800

	$96,130,525	$100,126,835

The shareholders’ meeting held on June 13, 2008 and May 7, 2007 also resolved to distribute stock dividends out of capital surplus in the amount of NT$768,813 thousand and NT$774,891 thousand, respectively.

The amounts of the appropriations of earnings for 2007 and 2006 are consistent with the resolutions of the meetings of the Board of Directors held on February 19, 2008 and February 6, 2007. If the above bonus to employees, directors and supervisors had been paid entirely in cash and charged to earnings of 2007 and 2006, the basic earnings per share (after income tax) for the years ended December 31, 2007 and 2006 shown in the respective financial statements would have decreased from NT$4.14 to NT$3.84 and NT$4.93 to NT$4.56, respectively. The shares distributed as a bonus to employees represented 1.49% and 1.77% of the Company’s total outstanding common shares as of December 31, 2007 and 2006, respectively.

The information about the appropriations of bonuses to employees, directors and supervisors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.

20.	STOCK-BASED COMPENSATION PLANS

The Company’s Employee Stock Option Plans under the 2004 Plan, 2003 Plan and 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2004 Plan, 2003 Plan and 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equals to the closing price of the Company’s common shares listed on the TSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently cancelled had expired as of June 30, 2008.

Information about outstanding options for the six months ended June 30, 2008 and 2007 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)
Six months ended June 30, 2008

Balance, beginning of period	41,875	$37.4
Options exercised	(4,267)	40.2
Options cancelled	(260)	46.8

Balance, end of period	37,348	37.0

Six months ended June 30, 2007

Balance, beginning of period	52,814	$37.9
Options granted	1,094	37.9
Options exercised	(7,401)	40.1
Options cancelled	(598)	45.2

Balance, end of period	45,909	37.6

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of dividends in accordance with the plans.

As of June 30, 2008, information about outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
	Number of	Remaining	Exercise	Number of	Exercise
Range of Exercise	Options (in	Contractual	Price	Options (in	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)
$25.9-$36.4	26,488	4.66	$33.0	26,488	$33.0
38.9 - 51.3	10,860	6.40	46.6	8,816	46.3

	37,348		37.0	35,304	36.3

No compensation cost was recognized under the intrinsic value method for the six months ended June 30, 2008 and 2007. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions and pro forma results of the Company for the six months ended June 30, 2008 and 2007 would have been as follows:

Six Months Ended June 30
	2008	2007
Assumptions:
Expected dividend yield	1.00%-3.44%	1.00%-3.44%
Expected volatility	43.77%-46.15%	43.77%-46.15%
Risk free interest rate	3.07%-3.85%	3.07%-3.85%
Expected life	5 years	5 years
(Continued)

	Six Months Ended June 30
	2008	2007
Net income:
Net income as reported	$56,913,888	$44,322,581
Pro forma net income	56,802,663	44,112,157
Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$2.22	$1.68
Pro forma basic EPS	2.22	1.67
Diluted EPS as reported	2.22	1.68
Pro forma diluted EPS	2.21	1.67
(Concluded)
21.	TREASURY STOCK

	(Shares in Thousands)
	Beginning			Ending
	Shares	Addition	Retirement	Shares
Six months ended June 30, 2008

Parent company stock held by subsidiaries	34,096	—	—	34,096
Repurchase under share buyback plan	800,000	216,674	800,000	216,674

	834,096	216,674	800,000	250,770

Six months ended June 30, 2007

Parent company stock held by subsidiaries	33,926	170	—	34,096

As of June 30, 2008 and 2007, the book value of the treasury stock was NT$14,845,498 thousand and NT$918,075 thousand each; the market value was NT$16,300,044 thousand and NT$2,417,400 thousand, respectively. The Company’s common shares held by subsidiaries were treated as treasury stock and the holders are entitled to the rights of shareholders, with the exception of voting rights.

The Company held a meeting of the Board of Directors on November 13, 2007 and approved a share buyback plan to repurchase the Company’s common shares up to 800,000 thousand shares listed on the TSE during the period from November 14, 2007 to January 13, 2008 for the buyback price in the range from NT$43.2 to NT$94.2. The Company had repurchased 800,000 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired on February 27, 2008.

The Company held a meeting of the Board of Directors on May 13, 2008 and approved a share buyback plan to repurchase the Company’s common shares up to 500,000 thousand shares listed on the TSE during the period from May 14, 2008 to July 13, 2008 for the buyback price in the range from NT$48.25 to NT$100.50. As of June 30, 2008, the Company had repurchased 216,674 thousand common shares for a total cost of NT$13,927,423 thousand. All of these treasury stock will be retired in the second half year of 2008.

22.	EARNINGS PER SHARE

	Six Months Ended June 30
	2008		2007
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
Basic EPS (NT$)
Income for the period	$2.49	$2.22	$1.81	$1.68

The pro-forma adjusted EPS for stock dividends with ex-dividend date after the issuance of the financial statements	$2.44	$2.18	$1.77	$1.65

Diluted EPS (NT$)
Income for the period	$2.48	$2.22	$1.81	$1.68

The pro-forma adjusted EPS for stock dividends with ex-dividend date after the issuance of the financial statements	$2.43	$2.17	$1.77	$1.65

EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax
Six months ended June 30, 2008
Basic EPS
Income available to common shareholders	$63,608,497	$56,913,888	25,587,867	$2.49	$2.22

Effect of dilutive potential common stock -
Bonus to employees	—	—	70,282
Stock options	—	—	17,817

Diluted EPS
Income available to common shareholders (including effect of dilutive potential common stock)	$63,608,497	$56,913,888	25,675,966	$2.48	$2.22

Six months ended June 30, 2007

Basic EPS
Income available to common shareholders	$47,703,389	$44,322,581	26,385,050	$1.81	$1.68

Effect of dilutive potential common stock — stock options	—	—	23,482

Diluted EPS
Income available to common shareholders (including effect of dilutive potential common stock)	$47,703,389	$44,322,581	26,408,532	$1.81	$1.68

Potential shares from bonus to employees which will be settled in shares will be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of bonus to employees by the closing price of the common shares on the balance sheet date. The dilutive effect of the potential shares needs to be considered until the shares of employee bonus are resolved in the shareholders’ meeting in the following year.

23.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	June 30
	2008		2007
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$22,996	$22,996	$172,240	$172,240
Available-for-sale financial assets	6,880,784	6,880,784	19,778,438	19,778,438
Held-to-maturity financial assets	13,012,119	13,004,523	30,697,637	30,616,918

Liabilities

Financial liabilities at fair value through profit or loss	115,320	115,320	3,460	3,460
Bonds payable (including current portion)	12,500,000	12,642,479	17,000,000	17,241,349
Other long-term payable (including current portion)	3,018,059	3,018,059	3,777,162	3,777,162
b.	Methods and assumptions used in the estimation of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, payables, payables to contractors and equipment suppliers and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Fair values of financial assets/liabilities at fair value through profit or loss were estimated using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

3)	Fair values of available-for-sale and held-to-maturity financial assets were based on their quoted market prices; except for structured time deposits of which fair values were estimated using valuation techniques.

4)	Fair value of bonds payable was based on their quoted market price.

5)	Fair value of other long-term payables was based on the present value of expected cash flows, which approximates their carrying amount.
c.	The changes in fair value during the six months ended June 30, 2008 and 2007 of derivatives estimated using valuation techniques were recognized as valuation losses of NT$92,324 thousand and valuation gains of NT$168,780 thousand, respectively.

d.	As of June 30, 2008 and 2007, financial assets exposed to fair value interest rate risk were NT$19,915,899 thousand and NT$50,648,315 thousand, respectively, financial liabilities exposed to fair value interest rate risk were NT$12,615,320 thousand and NT$17,003,460 thousand, respectively, and financial assets exposed to cash flow interest rate risk were nil and NT$6,547,000 thousand, respectively.

e.	Movements of unrealized gains or losses on financial instruments for the six months ended June 30, 2008 and 2007 were as follows:

	Six Months Ended June 30, 2008
		Equity in
	Valuation	Valuation
	Gain (Loss)	Gain on
	on Available-	Available-for-
	for-sale	sale Financial
	Financial	Assets Held by
	Assets	Investees	Total
Balance, beginning of period	$266,573	$414,424	$680,997
Recognized directly in shareholders’ equity	126,971	51,999	178,970
Removed from shareholders’ equity and recognized in earnings	(391,218)	—	(391,218)

Balance, end of period	$2,326	$466,423	$468,749

	Six Months Ended June 30, 2007
		Equity in
	Valuation	Valuation
	Gain (Loss)	Gain on
	on Available-	Available-for-
	for-sale	sale Financial
	Financial	Assets Held by
	Assets	Investees	Total
Balance, beginning of period	$242,248	$319,367	$561,615
Recognized directly in shareholders’ equity	150,562	(30,727)	119,835
Removed from shareholders’ equity and recognized in earnings	(233,970)	—	(233,970)

Balance, end of period	$158,840	$288,640	$447,480

f.	Information about financial risks
1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates will result in changes in fair values of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions, business organizations and government agencies. Management believes that the Company’s exposure to default by those parties is low.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments and bonds payable. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.
24.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:
a.	Subsidiaries

TSMC North America

TSMC Shanghai

TSMC Europe

TSMC Japan

TSMC Korea

b.	Investees

GUC (with a controlling financial interest)

VIS (accounted for using equity method)

SSMC (accounted for using equity method)

c.	Indirect subsidiaries

WaferTech, LLC (WaferTech)

TSMC Technology, Inc. (TSMC Technology)

TSMC Design Technology Canada Inc. (TSMC Canada) (established in May 2007)

d.	Indirect investee

VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method.

e.	Others

Related parties over which the Company has control or exercises significant influence but with which the Company had no material transactions.
Transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	2008		2007
	Amount	%	Amount	%
For the six months ended June 30
Sales
TSMC North America	$103,800,578	60	$83,546,469	60
Others	769,027	—	465,685	1

	$104,569,605	60	$84,012,154	61

	2008		2007
	Amount	%	Amount	%
Purchases
WaferTech	$4,410,290	20	$4,804,106	21
TSMC Shanghai	2,650,161	12	2,485,579	11
SSMC	2,300,893	10	2,765,116	12
VIS	1,718,897	8	1,681,324	8
Others	—	—	732	—

	$11,080,241	50	$11,736,857	52

Manufacturing expenses — outsourcing
VisEra	$45,313	—	$20,500	—

Marketing expenses — commission
TSMC Europe	$184,005	15	$146,354	21
TSMC Japan	116,844	9	115,663	16
Others	9,837	1	11,146	2

	$310,686	25	$273,163	39

General and administrative expenses — rental
GUC	$525	—	$3,473	—

Research and development expenses
TSMC Technology (primarily consulting fee)	$167,355	2	$145,596	2
TSMC Canada (primarily consulting fee)	95,549	1	—	—
Others	12,156	—	59,381	1

	$275,060	3	$204,977	3

Sales of property, plant and equipment and other assets
TSMC Shanghai	$1,871,252	99	$2,378	33
Others	10,665	—	—	—

	$1,881,917	99	$2,378	33

Non-operating income and gains
VIS (primarily technical service income, see Note 26f)	$181,670	3	$173,765	3
TSMC Shanghai	161,523	3	168,625	3
SSMC (primarily technical service income, see Note 26e)	131,194	2	116,257	2
VisEra	69,597	1	177,414	4

	$543,984	9	$636,061	12

As of June 30

Receivables
TSMC North America	$23,871,291	99	$20,642,259	100
Others	268,531	1	32,908	—

	$24,139,822	100	$20,675,167	100

	2008		2007
	Amount	%	Amount	%
Other receivables
VIS	$1,132,499	69	$809,153	63
TSMC Shanghai	191,032	12	60,263	5
GUC	140,489	9	52,817	4
SSMC	108,319	7	97,977	8
TSMC North America	28,677	1	88,131	7
VisEra	—	—	147,186	11
Others	43,808	2	24,892	2

	$1,644,824	100	$1,280,419	100

Payables
VIS	$685,168	28	$780,221	25
WaferTech	666,082	27	804,285	26
SSMC	501,436	20	728,808	23
TSMC Shanghai	476,025	19	611,054	20
Others	157,359	6	184,255	6

	$2,486,070	100	$3,108,623	100

Deferred credits
TSMC Shanghai	$277,340	41	$617,113	62
VisEra	31,087	5	93,262	9

	$308,427	46	$710,375	71

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices were determined in accordance with mutual agreements.

The Company deferred the gains (classified under the deferred credits) derived from sales of property, plant, and equipment to TSMC Shanghai and VisEra, and then recognized such gains (classified under non-operating income and gains) over the depreciable lives of the disposed assets.

The Company leased part of its office space from GUC and also leased certain buildings and facilities to VisEra. The related rental expense and rental income were classified under non-operating expenses and income, respectively. The lease terms and prices were determined in accordance with mutual agreements. The lease agreement between the Company and VisEra expired in April 2008.

25.	SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land from the Science Park Administration. These operating leases expire on various dates from December 2008 to December 2028 and can be renewed upon expiration.

As of June 30, 2008, future lease payments were as follows:

Year	Amount
2008 (3rd and 4th quarter)	$173,470
2009	340,443
2010	291,245
2011	289,664
2012	289,664
2013 and thereafter	2,315,796

$3,700,282

26.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

The significant commitments and contingencies of the Company as of June 30, 2008, except as disclosed in other notes, were as follows:
a.	On June 20, 2004, the Company and Philips (Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006) amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between the Company and Philips (now NXP B.V.) will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, the Company will pay Philips (now NXP B.V.) royalties based on a fixed amount mutually agreed-on, rather than under a certain percentage of the Company’s annual net sales. The Company and Philips (now NXP B.V.) agreed to cross license the patents owned by each party. The Company also obtained through Philips (now NXP B.V.) a number of cross patent licenses

b.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by the Company can use up to 35% of the Company’s capacity if the Company’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

c.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of June 30, 2008, the Company had a total of US$54,538 thousand of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. The Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. The Company and Philips (now NXP) committed to buy specific percentages of the production capacity of SSMC. The Company and Philips (now NXP B.V.) are required, in the aggregate, to purchase up to 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) effective March 30, 1999. The Company receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f.	The Company provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. The Company receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for the Company certain products at prices as agreed by the parties.

g.	TSMC, TSMC North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referring to as “SMIC”). The lawsuits alleged that SMIC infringed multiple TSMC, TSMC North America and WaferTech patents and misappropriated TSMC, TSMC North America and WaferTech’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, Semiconductor Manufacturing International Corporation shall pay US$175 million over six years to resolve TSMC, TSMC North America and WaferTech’s claims. As of June 30, 2008, SMIC had paid US$105 million in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC North America and WaferTech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC, TSMC North America and WaferTech in the same court, alleging TSMC, TSMC North America and WaferTech of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC, TSMC North America and WaferTech’s August complaint. In November 2006, SMIC filed a complaint with Beijing People’s High Court against TSMC, TSMC North America and WaferTech alleging defamation and breach of good faith. The California State Superior Court of Alameda County issued an Order on TSMC, TSMC North America and WaferTech’s pre-trial motion for a preliminary injunction against SMIC on September 7, 2007. In the Order, the Court found “TSMC has demonstrated a significant likelihood that it will ultimately prevail on the merits of its claim for breach of certain paragraphs of the (2005) Settlement Agreement” with SMIC. The Court also found “TSMC has demonstrated a significant probability of establishing that SMIC retains and is using TSMC Information in SMIC’s 0.13um and smaller technologies, and there is significant threat of serious irreparable harm to TSMC if SMIC were to disclose or transfer that information before final resolution of the case.” Therefore, the Court ordered that, effective immediately, SMIC must provide advance notice and an opportunity for TSMC, TSMC North America and WaferTech to object before disclosing items enumerated in the Court Order to SMIC’s third party partners. The Court, however, did not grant a preliminary injunction as requested by TSMC, TSMC North America and WaferTech. The result of the above-mentioned litigation cannot be determined at this time.

h.	In April 2004, UniRAM Technology, Inc. (“UniRAM”) filed an action against MoSys Inc., TSMC and TSMC North America in the U.S. District Court for the Northern District of California, alleging patent infringement and trade secret misappropriation and seeking injunctive relief and damages. In 2007, the trade secret misappropriation portion of the case went to trial, and in September 2007, a jury-rendered a verdict awarding US$30.5 million to UniRAM Technology, Inc. The court rendered a final order on May 1, 2008 regarding injunctive and other relief sought by UniRAM. Other than ordering TSMC to pay the aforementioned jury award and other fees totaling US$36.49 million, the court also granted in part an injunction sought by UniRAM. Under the injunction, TSMC may not within 5 years disclose to third parties certain technologies items that were asserted by UniRAM as trade secrets. TSMC may continue to offer eDRAM related design and manufacturing services, so long as such services do not disclose the asserted UniRAM trade secret technology items. In the next 5 years, TSMC must also pay a design fee and an one percent royalty based upon TSMC’s eDRAM wafer sales price. Based upon the order, TSMC has already accrued US$36.49 million as part of accrued expenses and other current liabilities. TSMC intends to continue to pursue remedies against this verdict.
27.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for the Company and its investees:
a.	Financing provided: None;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 1 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 2 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

i.	Names, locations, and related information of investees over which the Company exercises significant influence: Please see Table 6 attached;

j.	Information about derivatives of investees in which the Company has a controlling interest:

TSMC Shanghai entered into forward exchange contracts during the six months ended June 30, 2008 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of June 30, 2008:

Contract
Amount
	Maturity Date	(in Thousands)
Sell RMB/buy US$	July 2008 to September 2008	RMB199,445/US$29,000
Sell US$/buy JPY	July 2008 to August 2008	US$365/JPY 39,000
For the six months ended June 30, 2008, net losses arising from forward exchange contracts of TSMC Shanghai were NT$4,194 thousand.

XinTec entered into forward exchange contracts during the six months ended June 30, 2008 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of June 30, 2008:

Contract Amount
	Maturity Date	(in Thousands)
Sell US$/buy NT$	August 2008	US$7,000/NT$212,281
For the six months ended June 30, 2008, net gains arising from forward exchange contracts of XinTec were NT$13,460 thousand.
k.	Information on investment in Mainland China
1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 7 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Note 24.

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES HELD
JUNE 30, 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				June 30, 2008
							Market Value or Net
				Shares/Units	Carrying Value	Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)	Ownership (%)	(US$ in Thousands)	Note
The Company	Open-end mutual funds
	Capital Income Fund	—	Available-for-sale financial assets	131,256	$2,001,916	N/A	$2,001,916
	PCA Well Pool Fund	—	”	132,553	1,700,941	N/A	1,700,941

	Corporate bond
	Hua Nan Bank	—	Available-for-sale financial assets	—	1,587,105	N/A	1,587,105
	Cathay Bank	—	”	—	1,190,901	N/A	1,190,901

	Formosa Petrochemical Corporation	—	”	—	399,921	N/A	399,921

	Formosa Petrochemical Corporation	—	Held-to maturity financial assets	—	3,589,118	N/A	3,568,319
	Taiwan Power Company	—	”	—	1,731,903	N/A	1,731,831

	Nan Ya Plastics Corporation	—	”	—	1,303,820	N/A	1,302,377

	CPC Corporation, Taiwan	—	”	—	1,200,219	N/A	1,199,569

	China Steel Corporation	—	”	—	1,000,000	N/A	989,215

	Formosa Plastic Corporation	—	”	—	395,277	N/A	395,161

	Shanghai Commercial & Saving Bank	—	”	—	295,870	N/A	295,790

	Government bond
	2003 Asian Development Bank Govt. Bond	—	Held-to maturity financial assets	—	864,201	N/A	875,103
	2003 Government Bond Series F	—	”	—	799,930	N/A	799,724

	2003 Government Bond Series H	—	”	—	700,162	N/A	700,434

	European Investment Bank Bonds	—	”	—	381,952	N/A	400,000

	2004 Government Bond Series B	—	”	—	249,667	N/A	250,243

	Stocks
	TSMC Global	Subsidiary	Investment accounted for using equity method	1	41,946,173	100	41,946,173
	TSMC International	Subsidiary	”	987,968	27,447,357	100	27,447,357

	VIS	Investee accounted for using equity method	”	616,240	9,926,933	36	13,711,350

	SSMC	Investee accounted for using equity method	”	463	8,641,503	39	7,770,858

	TSMC Partners	Subsidiary	”	300	3,534,832	100	3,534,832
	TSMC North America	Subsidiary	”	11,000	2,246,123	100	2,246,123

	XinTec	Investee with a controlling financial interest	”	91,703	1,396,316	43	1,353,773

	GUC	Investee with a controlling financial interest	”	42,572	798,498	37	9,451,063

	TSMC Europe	Subsidiary	”	—	107,796	100	107,796

	TSMC Japan	Subsidiary	”	6	104,842	100	104,842

	TSMC Korea	Subsidiary	”	80	15,286	100	15,286

	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783	193,584	10	272,594
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500	105,000	7	348,439
	W.K. Technology Fund IV	—	”	4,000	40,000	2	45,875

	Hontung Venture Capital Co., Ltd.	—	”	2,633	26,329	10	20,306
(Continued)

				June 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		$312,949	12		$312,949
	Crimson Asia Capital	—	”	—		69,659	1		69,659

	Capital
	TSMC Shanghai	Subsidiary	Investment accounted for using equity method	—		7,574,803	100		7,568,345

	VTAF III	Subsidiary	”	—		1,106,412	98		1,093,659

	VTAF II	Subsidiary	”	—		963,211	98		958,755

	Emerging Alliance	Subsidiary	”	—		388,216	99		388,216

	Chi Cheng	Subsidiary	”	—		221,911	36		680,475	Treasury stock of NT$458,564 thousand is deducted from the carrying value
	Hsin Ruey	Subsidiary	”	—		220,092	36		679,603	Treasury stock of NT$459,511 thousand is deducted from the carrying value

Chi Cherng	Stocks
	TSMC	Parent Company	Available-for-sale financial assets	17,032		1,107,080	—		1,107,080
	VIS	Investee accounted for using equity method	Investments accounted for using equity method	5,082		103,235	—		113,073

	Capital
	Hsin Ruey	Same parent company	Investments accounted for using equity method	—		964,748	64		1,424,259

Hsin Ruey	Stocks
	TSMC	Parent Company	Available-for-sale financial assets	17,064		1,109,155	—		1,109,155
	VIS	Investee accounted for using equity method	Investments accounted for using equity method	3,748		80,865	—		83,384

	Capital
	Chi Cherng	Same parent company	Investments accounted for using equity method	—		967,488	64		1,426,052

TSMC North America	Preferred stock
	NeXen, Inc.	—	Financial assets carried at cost	328	US$	656	1	US$	1,912

TSMC International	Stocks
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	Investments accounted for using equity method	7,680	US$	9,841	97	US$	9,841
	InveStar Semiconductor Development Fund, Inc.(II) LDC. (ISDF II)	Subsidiary	”	41,027	US$	43,875	97	US$	43,875
	TSMC Development, Inc. (TSMC Development)	Subsidiary	”	—	US$	675,749	100	US$	675,749
	TSMC Technology	Subsidiary	”	—	US$	8,129	100	US$	8,129

TSMC Development	Stocks
	WaferTech	Subsidiary	Investments accounted for using equity method	—	US$	193,376	100	US$	193,376

TSMC Partners	Common stock
	VisEra Holding Company	Investee accounted for using equity method	Investments accounted for using equity method	43,000	US$	72,590	49	US$	72,590
	TSMC Canada	Subsidiary	”	2,300	US$	2,876	100	US$	2,876
(Continued)

				June 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
Emerging Alliance	Common stock
	Pixim, Inc.	—	Financial assets carried at cost	1,036	US$	275	—	US$	275
	RichWave Technology Corp.	—	”	4,247	US$	1,648	10	US$	1,648

	Global Investment Holding Inc.	—	”	10,800		$100,000	6		$100,000

	Preferred stock
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	1	US$	250
	Axiom Microdevices, Inc.	—	”	1,000	US$	1,000	1	US$	1,000

	Miradia, Inc.	—	”	3,040	US$	1,000	3	US$	1,000

	Mobilygen	—	”	1,415	US$	750	1	US$	750

	Mosaic Systems, Inc.	—	”	2,481	US$	12	6	US$	12

	Next IO, Inc.	—	”	800	US$	500	4	US$	500

	Optichron, Inc.	—	”	714	US$	1,000	2	US$	1,000

	Optimal Corporation	—	”	—	US$	229	—	US$	229

	Pixim, Inc.	—	”	3,606	US$	862	2	US$	862

	QST Holding, LLC	—	”	—	US$	131	4	US$	131

	Teknovus, Inc.	—	”	6,977	US$	1,327	2	US$	1,327

	Capital
	VentureTech Alliance Holdings, L.L.C. (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—	US$	—	8	US$	—

VTAF II	Common stock
	Yobon	—	Financial assets carried at cost	1,875	US$	919	13	US$	919
	Sentelic	—	”	1,200	US$	2,040	15	US$	2,040

	Leadtrend	—	”	1,265	US$	660	5	US$	660

	RichWave Technology Corp.	—	”	1,043	US$	730	1	US$	730

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried cost	2,357	US$	1,768	11	US$	1,768

	Aquantia Corporation	—	”	2,108	US$	2,573	5	US$	2,573

	Audience, Inc.	—	”	5,335	US$	1,390	2	US$	1,390

	Axiom Microdevices, Inc.	—	”	6,326	US$	2,481	5	US$	2,481

	Beceem Communications	—	”	650	US$	1,600	1	US$	1,600

	GemFire Corporation	—	”	600	US$	68	1	US$	68

	Impinj, Inc.	—	”	475	US$	1,000	—	US$	1,000

	Miradia, Inc.	—	”	3,416	US$	3,106	3	US$	3,106

	Mobilygen	—	”	569	US$	149	—	US$	149

	Next IO, Inc.	—	”	2,510	US$	756	2	US$	756

	Optichron, Inc.	—	”	1,050	US$	1,844	4	US$	1,844

	Pixim, Inc.	—	”	6,348	US$	1,141	2	US$	1,141

	Power Analog Microelectronics	—	”	3,324	US$	2,409	14	US$	2,409

	QST Holding, LLC	—	”	—	US$	415	13	US$	415

	Teknovus, Inc.	—	”	1,599	US$	454	—	US$	454

	Tzero Technologies, Inc.	—	”	1,167	US$	2,008	2	US$	2,008

	Xceive	—	”	870	US$	1,177	2	US$	1,177

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—	US$	—	24	US$	—

VTAF III	Common stock
	Mutual-pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	4,590	US$	1,649	51	US$	1,649
(Continued)

				June 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Preferred stock
	Advasense Sensors, Inc.	—	Financial assets carried at cost	1,929	US$	1,834	6	US$	1,834
	Auramicro, Inc.	—	”	2,500	US$	750	17	US$	750
	BridgeLux, Inc.	—	”	3,333	US$	5,000	3	US$	5,000
	Exclara, Inc. (Formerly SynDitec, Inc.)	—	”	14,513	US$	2,412	19	US$	2,412
	GTBF, Inc.	—	”	1,154	US$	1,500	N/A	US$	1,500
	InvenSense	—	”	816	US$	1,000	1	US$	1,000
	M2000, Inc.	—	Financial assets carried at cost	3,000	US$	3,000	5	US$	3,000
	Neoconix, Inc.	—	”	2,458	US$	4,000	6	US$	4,000
	Powervation, Ltd.	—	”	191	US$	2,930	19	US$	2,930
	Quellan, Inc.	—	”	3,106	US$	3,500	6	US$	3,500
	Silicon Technical Services, LLC	—	”	1,055	US$	1,208	2	US$	1,208
	Tilera, Inc.	—	”	1,698	US$	2,360	3	US$	2,360
	Validity Sensors, Inc.	—	”	6,424	US$	2,545	3	US$	2,545
	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—	US$	—	68	US$	—
	Growth Fund Limited (Growth Fund)	Subsidiary	”	—	US$	600	100	US$	600

Growth Fund	Common stock
	Staccato	—	Financial assets carried at cost	425	US$	495	1	US$	495

ISDF	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,364	US$	4,050	6	US$	4,050
	Capella Microsystems (Taiwan), Inc.	—	Financial assets carried at cost	530	US$	154	2	US$	154

	Preferred stock
	Integrated Memory Logic, Inc.	—	Financial assets carried at cost	2,872	US$	1,221	9	US$	1,221
	IP Unity, Inc.	—	”	1,008	US$	494	1	US$	494
	NanoAmp Solutions, Inc.	—	”	541	US$	853	2	US$	853
	Sonics, Inc.	—	”	1,843	US$	3,530	2	US$	3,530

ISDF II	Common stock
	Rich Tek Technology Corp.	—	Financial assets at fair value through profit or loss	92	US$	714	—	US$	714
	Memsic, Inc.	—	Available-for-sale financial assets	1,145	US$	3,399	5	US$	3,399
	Rich Tek Technology Corp.	—	”	261	US$	2,033	—	US$	2,033
	Ralink Technology (Taiwan), Inc.	—	”	1,440	US$	9,828	1	US$	9,828
	eLCOS Microdisplay Technology, Ltd.	—	Financial assets carried at cost	270	US$	27	1	US$	27
	EoNEX Technologies, Inc.	—	”	55	US$	1,524	5	US$	1,524
	Sonics, Inc.	—	”	2,220	US$	32	3	US$	32
	Epic Communication, Inc.	—	”	191	US$	37	1	US$	37
	EON Technology, Corp.	—	”	2,494	US$	691	3	US$	691
	Goyatek Technology, Corp.	—	”	2,088	US$	545	7	US$	545
	Trendchip Technologies Corp.	—	”	1,000	US$	574	3	US$	574
	Capella Microsystems (Taiwan), Inc.	—	”	534	US$	210	2	US$	210
	Auden Technology MFG. Co., Ltd.	—	”	1,049	US$	223	3	US$	223
	Preferred stock
	Alchip Technologies Limited	—	Financial assets carried at cost	6,979	US$	3,664	20	US$	3,664
	eLCOS Microdisplay Technology, Ltd.	—	”	3,500	US$	1,055	8	US$	1,055
	FangTek, Inc.	—	”	6,806	US$	3,250	16	US$	3,250
	Kilopass Technology, Inc.	—	”	3,887	US$	2,000	5	US$	2,000
	NanoAmp Solutions, Inc.	—	”	375	US$	1,500	1	US$	1,500
	Sonics, Inc.	—	”	2,115	US$	3,082	3	US$	3,082
(Continued)

				June 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
GUC	Common stock
	GUC-NA	Subsidiary	Investments accounted for using equity method	100		$21,170	100		$21,170

	GUC-Japan	Subsidiary	”	1		9,495	100		9,495
	GUC-Europe	Subsidiary	”	—		2,420	100		2,420

XinTec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		—	3		—

TSMC Global	Agency bonds
	Fed Hm Ln Pc Pool 1b1225	—	Available-for-sale financial assets	—	US$	111	N/A	US$	111
	Fed Hm Ln Pc Pool 1b2566	—	”	—	US$	138	N/A	US$	138
	Fed Hm Ln Pc Pool 1b2632	—	”	—	US$	158	N/A	US$	158
	Fed Hm Ln Pc Pool 1b2642	—	”	—	US$	216	N/A	US$	216
	Fed Hm Ln Pc Pool 1b2776	—	”	—	US$	309	N/A	US$	309
	Fed Hm Ln Pc Pool 1b2792	—	”	—	US$	206	N/A	US$	206
	Fed Hm Ln Pc Pool 1b2810	—	”	—	US$	269	N/A	US$	269
	Fed Hm Ln Pc Pool 1b7453	—	”	—	US$	2,452	N/A	US$	2,452
	Fed Hm Ln Pc Pool 1g0038	—	”	—	US$	273	N/A	US$	273
	Fed Hm Ln Pc Pool 1g0053	—	”	—	US$	341	N/A	US$	341
	Fed Hm Ln Pc Pool 1g0104	—	”	—	US$	132	N/A	US$	132
	Fed Hm Ln Pc Pool 1g1282	—	”	—	US$	3,552	N/A	US$	3,552
	Fed Hm Ln Pc Pool 1g1411	—	”	—	US$	3,077	N/A	US$	3,077
	Fed Hm Ln Pc Pool 1h2520	—	”	—	US$	2,409	N/A	US$	2,409
	Fed Hm Ln Pc Pool 1h2524	—	”	—	US$	1,815	N/A	US$	1,815
	Fed Hm Ln Pc Pool 780870	—	”	—	US$	595	N/A	US$	595
	Fed Hm Ln Pc Pool 781959	—	”	—	US$	3,176	N/A	US$	3,176
	Fed Hm Ln Pc Pool 782785	—	”	—	US$	228	N/A	US$	228
	Fed Hm Ln Pc Pool 782837	—	”	—	US$	436	N/A	US$	436
	Fed Hm Ln Pc Pool 783022	—	”	—	US$	488	N/A	US$	488
	Fed Hm Ln Pc Pool 783026	—	”	—	US$	276	N/A	US$	276
	Fed Hm Ln Pc Pool B19205	—	”	—	US$	6,068	N/A	US$	6,068
	Fed Hm Ln Pc Pool E01492	—	”	—	US$	1,667	N/A	US$	1,667
	Fed Hm Ln Pc Pool E89857	—	”	—	US$	1,217	N/A	US$	1,217
	Fed Hm Ln Pc Pool G11295	—	”	—	US$	1,002	N/A	US$	1,002
	Fed Hm Ln Pc Pool M80855	—	”	—	US$	2,688	N/A	US$	2,688
	Federal Home Ln Mtg Corp.	—	”	—	US$	888	N/A	US$	888
	Federal Home Ln Mtg Corp.	—	”	—	US$	998	N/A	US$	998
	Federal Home Ln Mtg Corp.	—	”	—	US$	1,966	N/A	US$	1,966
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,212	N/A	US$	2,212
	Federal Home Ln Mtg Corp.	—	”	—	US$	1,627	N/A	US$	1,627
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,034	N/A	US$	3,034
	Federal Home Ln Mtg Corp.	—	”	—	US$	1,729	N/A	US$	1,729
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,792	N/A	US$	2,792
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,579	N/A	US$	2,579
	Federal National Mort Assoc	—	”	—	US$	2,413	N/A	US$	2,413
	Federal Natl Mtg Assn	—	”	—	US$	1,673	N/A	US$	1,673
	Federal Natl Mtg Assn	—	”	—	US$	1,708	N/A	US$	1,708
	Federal Natl Mtg Assn	—	”	—	US$	2,010	N/A	US$	2,010
	Federal Natl Mtg Assn	—	”	—	US$	3,158	N/A	US$	3,158
	Federal Natl Mtg Assn Gtd	—	”	—	US$	1,466	N/A	US$	1,466
	Fnma Pool 255883	—	”	—	US$	2,965	N/A	US$	2,965
(Continued)

				June 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Fnma Pool 257245	—	Available-for-sale financial assets	—	US$	3,692	N/A	US$	3,692
	Fnma Pool 555549	—	”	—	US$	1,255	N/A	US$	1,255
	Fnma Pool 555715	—	”	—	US$	155	N/A	US$	155
	Fnma Pool 632399	—	”	—	US$	354	N/A	US$	354
	Fnma Pool 662401	—	”	—	US$	492	N/A	US$	492
	Fnma Pool 667766	—	”	—	US$	1,205	N/A	US$	1,205
	Fnma Pool 680932	—	”	—	US$	995	N/A	US$	995
	Fnma Pool 681393	—	”	—	US$	2,192	N/A	US$	2,192
	Fnma Pool 685116	—	”	—	US$	531	N/A	US$	531
	Fnma Pool 691283	—	”	—	US$	3,225	N/A	US$	3,225
	Fnma Pool 694287	—	”	—	US$	19	N/A	US$	19
	Fnma Pool 703711	—	”	—	US$	425	N/A	US$	425
	Fnma Pool 725095	—	”	—	US$	953	N/A	US$	953
	Fnma Pool 730033	—	”	—	US$	147	N/A	US$	147
	Fnma Pool 740934	—	”	—	US$	982	N/A	US$	982
	Fnma Pool 742232	—	”	—	US$	17	N/A	US$	17
	Fnma Pool 750798	—	”	—	US$	22	N/A	US$	22
	Fnma Pool 773246	—	”	—	US$	204	N/A	US$	204
	Fnma Pool 790828	—	”	—	US$	1,783	N/A	US$	1,783
	Fnma Pool 793932	—	”	—	US$	393	N/A	US$	393
	Fnma Pool 794040	—	”	—	US$	588	N/A	US$	588
	Fnma Pool 795548	—	”	—	US$	169	N/A	US$	169
	Fnma Pool 799664	—	”	—	US$	86	N/A	US$	86
	Fnma Pool 799868	—	”	—	US$	30	N/A	US$	30
	Fnma Pool 804764	—	”	—	US$	353	N/A	US$	353
	Fnma Pool 804852	—	”	—	US$	292	N/A	US$	292
	Fnma Pool 804962	—	”	—	US$	349	N/A	US$	349
	Fnma Pool 805163	—	”	—	US$	377	N/A	US$	377
	Fnma Pool 806642	—	”	—	US$	517	N/A	US$	517
	Fnma Pool 806721	—	”	—	US$	594	N/A	US$	594
	Fnma Pool 814418	—	”	—	US$	317	N/A	US$	317
	Fnma Pool 815626	—	”	—	US$	2,023	N/A	US$	2,023
	Fnma Pool 819423	—	”	—	US$	486	N/A	US$	486
	Fnma Pool 821129	—	”	—	US$	451	N/A	US$	451
	Fnma Pool 888499	—	”	—	US$	1,847	N/A	US$	1,847
	Fnma Pool 888502	—	”	—	US$	220	N/A	US$	220
	Fnma Pool 888507	—	”	—	US$	841	N/A	US$	841
	Fnma Pool 888515	—	”	—	US$	1,027	N/A	US$	1,027
	Fnma Pool 888519	—	”	—	US$	108	N/A	US$	108
	Fnma Pool 888527	—	”	—	US$	62	N/A	US$	62
	Fnma Pool 888738	—	”	—	US$	4,302	N/A	US$	4,302
	Fnma Pool 888793	—	”	—	US$	4,964	N/A	US$	4,964
	Fnma Pool 900296	—	”	—	US$	2,913	N/A	US$	2,913
	Gnma Ii Pool 081150	—	”	—	US$	398	N/A	US$	398
	Gnma Ii Pool 081153	—	”	—	US$	1,228	N/A	US$	1,228
	Gnma Pool 646061	—	”	—	US$	2,947	N/A	US$	2,947
	Fed Home Ln Bank	—	”	—	US$	5,173	N/A	US$	5,173
	Federal Farm Cr Bks	—	”	—	US$	3,511	N/A	US$	3,511
	Federal Home Ln Bks	—	”	—	US$	8,864	N/A	US$	8,864
	Federal Home Ln Bks	—	”	—	US$	3,730	N/A	US$	3,730
	Federal Home Ln Bks	—	”	—	US$	17,227	N/A	US$	17,227
	Federal Home Ln Bks	—	”	—	US$	5,145	N/A	US$	5,145
(Continued)

				June 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Federal Home Ln Bks	—	Available-for-sale financial assets	—	US$	12,438	N/A	US$	12,438
	Federal Home Ln Mtg	—	”	—	US$	5,079	N/A	US$	5,079
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,268	N/A	US$	3,268
	Federal Home Ln Mtg Corp.	—	”	—	US$	7,445	N/A	US$	7,445
	Federal Home Ln Mtg Disc Nts	—	”	—	US$	17,419	N/A	US$	17,419
	Federal Home Loan Bank	—	”	—	US$	4,634	N/A	US$	4,634
	Federal Home Loan Banks	—	”	—	US$	17,471	N/A	US$	17,471
	Federal Natl Mtg Assn	—	”	—	US$	10,262	N/A	US$	10,262
	Federal Natl Mtg Assn	—	”	—	US$	2,568	N/A	US$	2,568
	Federal Natl Mtg Assn	—	”	—	US$	3,633	N/A	US$	3,633
	Federal Natl Mtg Assn	—	”	—	US$	3,990	N/A	US$	3,990
	Federal Natl Mtg Assn Mtn	—	”	—	US$	3,076	N/A	US$	3,076
	Tennessee Valley Auth	—	”	—	US$	6,059	N/A	US$	6,059

	Corporate bonds
	Abbott Labs	—	Available-for-sale financial assets	—	US$	1,954	N/A	US$	1,954
	Abbott Labs	—	”	—	US$	1,508	N/A	US$	1,508
	American Gen Fin Corp.	—	”	—	US$	3,091	N/A	US$	3,091
	American Gen Fin Corp. Mtn	—	”	—	US$	3,466	N/A	US$	3,466
	American Gen Fin Corp. Mtn	—	”	—	US$	1,953	N/A	US$	1,953
	American Home Prods Corp.	—	”	—	US$	2,780	N/A	US$	2,780
	American Honda Fin Corp. Mtn	—	”	—	US$	3,143	N/A	US$	3,143
	Ameritech Capital Funding Co.	—	”	—	US$	485	N/A	US$	485
	Amgen Inc.	—	”	—	US$	2,994	N/A	US$	2,994
	Anz Cap Tr I	—	”	—	US$	968	N/A	US$	968
	Atlantic Richfield Co.	—	”	—	US$	2,174	N/A	US$	2,174
	Axa Finl Inc.	—	”	—	US$	2,087	N/A	US$	2,087
	Bank Amer Corp.	—	”	—	US$	2,796	N/A	US$	2,796
	Beneficial Corp. Mtn Bk Entry	—	”	—	US$	2,272	N/A	US$	2,272
	Bp Cap Mkts P L C	—	”	—	US$	2,784	N/A	US$	2,784
	Burlington Res Inc.	—	”	—	US$	3,601	N/A	US$	3,601
	Chase Manhattan Corp. New	—	”	—	US$	1,517	N/A	US$	1,517
	Chase Manhattan Corp. New	—	”	—	US$	2,090	N/A	US$	2,090
	Chase Manhattan Corp. New	—	”	—	US$	3,440	N/A	US$	3,440
	Colgate Palmolive Co. Mtn	—	”	—	US$	1,737	N/A	US$	1,737
	Consolidated Edison Inc.	—	”	—	US$	3,002	N/A	US$	3,002
	Credit Suisse First Boston USA	—	”	—	US$	349	N/A	US$	349
	Deere John Cap Corp. Mtn Bk Ent	—	”	—	US$	2,227	N/A	US$	2,227
	Depfa Acs Bank	—	”	—	US$	17,301	N/A	US$	17,301
	Duke Energy Co.	—	”	—	US$	2,378	N/A	US$	2,378
	European Invt Bk	—	”	—	US$	7,391	N/A	US$	7,391
	Fleet Boston Corp.	—	”	—	US$	2,580	N/A	US$	2,580
	France Telecom Sa	—	”	—	US$	1,206	N/A	US$	1,206
	Ge Global Ins Hldg Corp.	—	”	—	US$	1,878	N/A	US$	1,878
	General Dynamics Corp.	—	”	—	US$	2,135	N/A	US$	2,135
	General Elec Cap Corp. Mtn	—	”	—	US$	3,053	N/A	US$	3,053
	General Elec Cap Corp. Mtn	—	”	—	US$	1,617	N/A	US$	1,617
	General Elec Cap Corp. Mtn	—	”	—	US$	2,101	N/A	US$	2,101
	General Re Corp.	—	”	—	US$	3,206	N/A	US$	3,206
	Genworth Finl Inc.	—	”	—	US$	3,252	N/A	US$	3,252
	Goldman Sachs Group	—	”	—	US$	2,229	N/A	US$	2,229
	Hancock John Global Fdg II Mtn	—	”	—	US$	5,087	N/A	US$	5,087
(Continued)

				June 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Hancock John Global Fdg Mtn	—	Available-for-sale financial assets	—	US$	1,002	N/A	US$	1,002
	Hartford Finl Svcs Group Inc.	—	”	—	US$	1,332	N/A	US$	1,332
	Heller Finl Inc.	—	”	—	US$	1,935	N/A	US$	1,935
	Hewlett Packard Co.	—	”	—	US$	1,887	N/A	US$	1,887
	Hewlett Packard Co.	—	”	—	US$	1,500	N/A	US$	1,500
	Honeywell Intl Inc.	—	”	—	US$	988	N/A	US$	988
	Honeywell Intl Inc.	—	”	—	US$	1,059	N/A	US$	1,059
	Household Fin Corp.	—	”	—	US$	2,986	N/A	US$	2,986
	Household Fin Corp.	—	”	—	US$	3,030	N/A	US$	3,030
	Ing Sec Life Instl Fdg	—	”	—	US$	2,532	N/A	US$	2,532
	International Business Machs	—	”	—	US$	3,561	N/A	US$	3,561
	Intl Lease Fin Corp. Mtn	—	”	—	US$	2,955	N/A	US$	2,955
	JP Morgan Chase	—	”	—	US$	1,992	N/A	US$	1,992
	Kreditanstalt Fur Wiederaufbau	—	”	—	US$	8,710	N/A	US$	8,710
	Lehman Brothers Hldgs Inc.	—	”	—	US$	2,007	N/A	US$	2,007
	Lehman Brothers Hldgs Inc.	—	”	—	US$	974	N/A	US$	974
	Lehman Brothers Hldgs Inc.	—	”	—	US$	640	N/A	US$	640
	Massmutual Global Fdg II Mtn	—	”	—	US$	3,776	N/A	US$	3,776
	Mellon Fdg Corp.	—	”	—	US$	2,723	N/A	US$	2,723
	Metropolitan Life Global Mtn	—	”	—	US$	3,391	N/A	US$	3,391
	Mizuho Fin (Cayman)	—	”	—	US$	2,090	N/A	US$	2,090
	Monumental Global Fdg II	—	”	—	US$	1,504	N/A	US$	1,504
	Monunmetal Global Fdg II	—	”	—	US$	2,004	N/A	US$	2,004
	Mony Group Inc.	—	”	—	US$	2,102	N/A	US$	2,102
	Morgan Stanley	—	”	—	US$	1,580	N/A	US$	1,580
	Morgan Stanley	—	”	—	US$	3,380	N/A	US$	3,380
	Nationwide Life Global Fdg I	—	”	—	US$	3,596	N/A	US$	3,596
	New York Life Global Fdg	—	”	—	US$	2,418	N/A	US$	2,418
	Oracle Corp. / Ozark Hldg Inc.	—	”	—	US$	2,029	N/A	US$	2,029
	Premark Intl Inc.	—	”	—	US$	2,666	N/A	US$	2,666
	Pricoa Global Fdg I Mtn	—	”	—	US$	3,484	N/A	US$	3,484
	Principal Finl Group Australia	—	”	—	US$	992	N/A	US$	992
	Protective Life Secd Trs Mtn	—	”	—	US$	3,502	N/A	US$	3,502
	Sbc Communications Inc.	—	”	—	US$	3,402	N/A	US$	3,402
	Sbc Communications Inc.	—	”	—	US$	712	N/A	US$	712
	Sbc Communications Inc.	—	”	—	US$	2,778	N/A	US$	2,778
	Simon Ppty Group L P	—	”	—	US$	2,507	N/A	US$	2,507
	Simon Ppty Group L p	—	”	—	US$	996	N/A	US$	996
	Sp Powerassests Ltd. Global	—	”	—	US$	1,001	N/A	US$	1,001
	U S Bancorp Mtn Bk Ent	—	”	—	US$	1,361	N/A	US$	1,361
	U S Bk Natl Assn Minneapolis	—	”	—	US$	370	N/A	US$	370
	Unitedhealth Group Inc.	—	”	—	US$	1,386	N/A	US$	1,386
	Verizon Communications Inc.	—	”	—	US$	1,755	N/A	US$	1,755
	Verizon Global Fdg Corp.	—	”	—	US$	1,506	N/A	US$	1,506
	Wachovia Corp. New	—	”	—	US$	3,118	N/A	US$	3,118
	Washington Post Co.	—	”	—	US$	3,024	N/A	US$	3,024
	Wells Fargo + Co. New Med Trm	—	”	—	US$	4,435	N/A	US$	4,435
	Westfield Cap Corp Ltd	—	”	—	US$	1,358	N/A	US$	1,358

	Money market funds
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	—	US$	144,589	N/A	US$	144,589
(Continued)

				June 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Corporate issued asset-backed securities
	Atlantic City Elc Trns Fdgllc	—	Available-for-sale financial assets	—	US$	32	N/A	US$	32
	Banc Amer Coml Mtg Inc.	—	”	—	US$	5,510	N/A	US$	5,510
	Banc Amer Fdg 2006 I Tr	—	”	—	US$	3,519	N/A	US$	3,519
	Bear Stearns Adjustable Rate	—	”	—	US$	94	N/A	US$	94
	Bear Stearns Arm Tr	—	”	—	US$	2,904	N/A	US$	2,904
	Bear Stearns Arm Tr	—	”	—	US$	1,796	N/A	US$	1,796
	Bear Stearns Arm Tr	—	”	—	US$	234	N/A	US$	234
	Bear Stearns Coml Mtg Secs Inc.	—	”	—	US$	222	N/A	US$	222
	Bear Stearns Coml Mtg Secs Inc.	—	”	—	US$	4,317	N/A	US$	4,317
	Capital One Multi Asset Exec	—	”	—	US$	9,082	N/A	US$	9,082
	Capital One Multi Asset Execut	—	”	—	US$	3,006	N/A	US$	3,006
	Capital One Prime Auto Receiva	—	”	—	US$	3,526	N/A	US$	3,526
	Cbass Tr	—	”	—	US$	1,302	N/A	US$	1,302
	Chase Mtg Fin Tr	—	”	—	US$	827	N/A	US$	827
	Chase Mtg Fin Tr	—	”	—	US$	1,632	N/A	US$	1,632
	Chase Mtg Fin Tr	—	”	—	US$	2,399	N/A	US$	2,399
	Chase Mtge Finance Corp.	—	”	—	US$	1,433	N/A	US$	1,433
	Cit Equip Coll Tr	—	”	—	US$	4,024	N/A	US$	4,024
	Citicorp Mtg Secs	—	”	—	US$	126	N/A	US$	126
	Credit Suisse First Boston Mtg	—	”	—	US$	1,006	N/A	US$	1,006
	Credit Suisse First Boston Mtg	—	”	—	US$	4,567	N/A	US$	4,567
	Credit Suisse First Boston Mtg	—	”	—	US$	5,768	N/A	US$	5,768
	Daimlerchrysler Auto Tr	—	”	—	US$	4,357	N/A	US$	4,357
	Daimlerchrysler Auto Tr	—	”	—	US$	1,288	N/A	US$	1,288
	Deere John Owner Tr	—	”	—	US$	1,929	N/A	US$	1,929
	First Franklin Mtg Ln Tr	—	”	—	US$	629	N/A	US$	629
	First Horizon	—	”	—	US$	41	N/A	US$	41
	First Un Natl Bk Coml Mtg Tr	—	”	—	US$	1,772	N/A	US$	1,772
	First Un Natl Bk Coml Mtg Tr	—	”	—	US$	5,089	N/A	US$	5,089
	First Un Natl Bk Coml Mtg Tr	—	”	—	US$	2,131	N/A	US$	2,131
	Ford Cr Auto Owner Tr	—	”	—	US$	2,496	N/A	US$	2,496
	Gs Mtg Secs Corp.	—	”	—	US$	912	N/A	US$	912
	Home Equity Mortgage Trust	—	”	—	US$	1,238	N/A	US$	1,238
	Home Equity Mtg Tr 2006 4	—	”	—	US$	610	N/A	US$	610
	Hyundai Auto Receivables Tr	—	”	—	US$	959	N/A	US$	959
	JP Morgan Mtg Tr	—	”	—	US$	831	N/A	US$	831
	JP Morgan Mtg Tr	—	”	—	US$	868	N/A	US$	868
	JP Morgan Mtg Tr	—	”	—	US$	797	N/A	US$	797
	Lb Ubs Coml Mtg Tr	—	”	—	US$	3,832	N/A	US$	3,832
	Nomura Asset Accep Corp.	—	”	—	US$	1,526	N/A	US$	1,526
	Residential Asset Mtg Prods	—	”	—	US$	2,015	N/A	US$	2,015
	Residential Fdg Mtg Secs I Inc.	—	”	—	US$	1,343	N/A	US$	1,343
	Residential Fdg Mtg Secs I Inc.	—	”	—	US$	3,085	N/A	US$	3,085
	Sequoia Mtg Tr	—	”	—	US$	222	N/A	US$	222
	Sequoia Mtg Tr	—	”	—	US$	261	N/A	US$	261
	Sequoia Mtg Tr	—	”	—	US$	367	N/A	US$	367
	Terwin Mtg Tr	—	”	—	US$	780	N/A	US$	780
	Tiaa Seasoned Coml Mtg Tr	—	”	—	US$	3,723	N/A	US$	3,723
	Usaa Auto Owner Tr	—	”	—	US$	5,036	N/A	US$	5,036
	Wamu Mtg	—	”	—	US$	3,282	N/A	US$	3,282
(Continued)

				June 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Wamu Mtg Pass Through Ctfs	—	Available-for-sale financial assets	—	US$	156	N/A	US$	156
	Wamu Mtg Pass Through Ctfs	—	”	—	US$	2,307	N/A	US$	2,307
	Washington Mut Mtg Secs Corp.	—	”	—	US$	2,037	N/A	US$	2,037
	Wells Fargo Finl Auto Owner Tr	—	”	—	US$	4,918	N/A	US$	4,918
	Wells Fargo Mtg Backed Secs	—	”	—	US$	3,341	N/A	US$	3,341
	Wells Fargo Mtg Backed Secs	—	”	—	US$	4,168	N/A	US$	4,168
	Wells Fargo Mtg Backed Secs	—	”	—	US$	3,609	N/A	US$	3,609
	Wells Fargo Mtg Bkd Secs	—	”	—	US$	2,878	N/A	US$	2,878
	Wells Fargo Mtg Bkd Secs	—	”	—	US$	1,238	N/A	US$	1,238
	Whole Auto Ln Tr	—	”	—	US$	835	N/A	US$	835

	Government bonds
	United States Treas Nts	—	Available-for-sale financial assets	—	US$	5,995	N/A	US$	5,995
	United States Treas Nts	—	”	—	US$	1,481	N/A	US$	1,481
	United States Treas Nts	—	”	—	US$	38,229	N/A	US$	38,229
	United States Treas Nts	—	”	—	US$	5,555	N/A	US$	5,555
	United States Treas Nts	—	”	—	US$	9,144	N/A	US$	9,144
	United States Treas Nts	—	”	—	US$	327	N/A	US$	327
	United States Treas Nts	—	”	—	US$	3,848	N/A	US$	3,848
	United States Treas Nts	—	”	—	US$	3,441	N/A	US$	3,441
	United States Treas Nts	—	”	—	US$	2,680	N/A	US$	2,680
	United States Treas Nts	—	”	—	US$	11,229	N/A	US$	11,229
	United States Treas Nts	—	”	—	US$	2,111	N/A	US$	2,111
(Concluded)

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance		Acquisition		Disposal (Note 2)
		Financial				Amount	Shares/Units	Amount		Amount	Carrying Value	Gain (Loss) or	Ending Balance (Note 3)
Company	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in	(in Thousands)	(US$ in	Shares/Units	(US$ in	(US$ in	Disposal (US$	Shares/Units	Amount (US$
Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)	(Note 1)	Thousands)	(In Thousands)	Thousands)	Thousands)	in Thousands)	(In Thousands)	in Thousands)
The Company	Open-end mutual funds
	NITC Bond Fund	Available-for-sale financial assets	National Investment Trust Co., Ltd.	—	12,239	$2,045,935	—	$—	12,239	$2,060,358	$1,989,038	$71,320	—	$—
	ING Taiwan Bond Fund	”	ING Securities Investment Trust Co., Ltd	—	85,581	1,310,030	25,928	400,000	111,509	1,721,141	1,700,000	21,141	—	—
	Fuh Hwa Bond Fund	”	Fuh Hwa Investment Trust Co., Ltd.	—	132,997	1,801,674	—	—	132,997	1,816,597	1,768,862	47,735	—	—
	Prudential Financial Bond Fund	”	Prudential Financial Securities Investment Trust Enterprise	—	83,306	1,236,728	—	—	83,306	1,245,214	1,204,418	40,796	—	—
	Cathay Bond Fund	”	Cathay Securities Investment Trust Co., Ltd.	—	60,126	703,824	—	—	60,126	709,289	700,000	9,289	—	—
	NITC Taiwan Bond	”	National Investment Trust Co., Ltd.	—	103,016	1,474,856	—	—	103,016	1,485,597	1,442,443	43,154	—	—
	JF Taiwan Bond Fund	”	JF Asset Management (Taiwan) Limited	—	59,049	915,252	—	—	59,049	922,445	900,083	22,362	—	—
	Dresdner Bond DAM Fund	”	Allianz Global Investors Taiwan Ltd.	—	54,319	639,542	—	—	54,319	644,310	624,828	19,482	—	—
	JF Taiwan First Bond Fund	”	JF Asset Management (Taiwan) Ltd.	—	35,324	504,206	—	—	35,324	508,184	500,342	7,842	—	—
	ING Taiwan Income Bond Fund	”	ING Securities Investment Trust Co., Ltd.	—	54,621	878,682	—	—	54,621	885,963	854,149	31,814	—	—
	Uni-President James Bond Fund	”	Uni-President Assets Management Corp.	—	77,128	1,208,799	12,678	200,000	89,806	1,419,030	1,400,000	19,030	—	—
	Taishin Lucky Investment Trust Fund	”	Taishin Investment Trust Co., Ltd.	—	68,945	718,556	—	—	68,945	724,341	701,525	22,816	—	—
	HSBC NTD Money Management Fund	”	HSBC Asset Management (Taiwan) Ltd.	—	27,416	413,504	—	—	27,416	416,788	402,614	14,174	—	—
	INVESCO Bond Fund	”	INVESCO Taiwan Limited	—	27,176	410,054	—	—	27,176	412,892	403,727	9,165	—	—
	AIG Taiwan Bond Fund	”	AIG Global Asset management Corporation (Taiwan) Ltd.	—	54,469	705,033	—	—	54,469	708,863	700,000	8,863	—	—
	PCA Well Pool Fund	”	PCA Securities Investment Trust Co., Ltd.	—	—	—	132,553	1,700,000	—	—	—	—	132,553	1,700,941
	Capital Income Fund	”	Capital Investment Trust Corporation	—	—	—	131,256	2,000,000	—	—	—	—	131,256	2,001,916

	Government bond
	2004 Government Bond Series B	Available-for-sale financial assets	Chung Shing Bills Finance Corp. and several financial institutions	—	—	1,197,121	—	—	—	1,203,434	1,201,660	1,774	—	—
	2004 Government Bond Series G	”	”	—	—	200,065	—	—	—	201,301	200,841	460	—	—
	2004 Government Bond Series B	Held-to-maturity financial assets	”	—	—	—	—	249,603	—	—	—	—	—	249,667
	2003 Government Bond Series H	”	”	—	—	400,709	—	299,852	—	—	—	—	—	700,162

	Capital
	VTAF II	Investee accounted for using equity method	—	Subsidiary	—	906,536	—	289,143	—	—	—	—	—	1,106,412
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or		Ending Balance (Note 3)
Company	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)
GUC	Open-end mutual funds
	President James Bond	Available-for-sale financial assets	—	—	—		$—	10,483		$165,000	10,483		$165,280		$165,000		$280	—		$—
	Polaris De-Li Fund	”	—	—	—		—	10,042		154,000	10,042		154,298		154,000		298	—		—
	Capital Income Fund	”	—	—	—		—	11,104		142,000	11,104		142,252		142,000		252	—		—
	Prudential Financial Bond Fund	”	—	—	—		—	7,719		115,000	7,719		115,157		115,000		157	—		—

TSMC Global	Aqgency bonds
	Fnma Pool 257245	Available-for-sale financial assets	—	—	—		—	3,716	US$	3,741	—		—		—		—	3,716	US$	3,692
	Gnma Pool 646061	”	—	—	—		—	4,173	US$	4,352	—		—		—		—	4,173	US$	2,947
	Federal Home Ln Bks	”	—	—	9,000	US$	8,977	—		—	9,000	US$	9,002	US$	8,716	US$	286	—		—
	Federal Home Ln Bks	”	—	—	—		—	9,000	US$	8,783	—		—		—		—	9,000	US$	8,864
	Federal Home Ln Bks	”	—	—	9,000	US$	8,939	—		—	9,000	US$	9,003	US$	8,735	US$	268	—		—
	Federal Home Ln Bks	”	—	—	—		—	3,725	US$	3,721	—		—		—		—	3,725	US$	3,730
	Federal Home Ln Bks	”	—	—	5,000	US$	4,965	—		—	5,000	US$	5,003	US$	4,850	US$	153	—		—
	Federal Home Ln Bks	”	—	—	5,000	US$	4,980	—		—	5,000	US$	4,999	US$	4,882	US$	117	—		—
	Federal Home Ln Bks	”	—	—	—		—	12,100	US$	12,464	—		—		—		—	12,100	US$	12,438
	Federal Home Ln Mtg	”	—	—	—		—	5,000	US$	5,186	—		—		—		—	5,000	US$	5,079
	Federal Home Ln Mtg Corp	”	—	—	—		—	3,340	US$	3,336	—		—		—		—	3,340	US$	3,268
	Federal Home Ln Mtg Corp	”	—	—	—		—	7,000	US$	7,572	—		—		—		—	7,000	US$	7,445
	Federal Home Ln Mtg Disc Nts	”	—	—	21,900	US$	22,342	—		—	4,900	US$	5,018	US$	4,919	US$	99	17,000	US$	17,419
	Federal Home Loan Banks	”	—	—	21,000	US$	21,500	—		—	4,000	US$	4,111	US$	4,068	US$	43	17,000	US$	17,471
	Federal Natl Mtg Assn	”	—	—	—		—	10,000	US$	10,291	—		—		—		—	10,000	US$	10,262
	Federal Natl Mtg Assn	”	—	—	—		—	3,500	US$	3,645	—		—		—		—	3,500	US$	3,633
	Federal Natl Mtg Assn	”	—	—	—		—	3,750	US$	4,151	—		—		—		—	3,750	US$	3,990
	Federal Natl Mtg Assn Mtn	”	—	—	3,000	US$	2,982	—		—	3,000	US$	3,006	US$	2,909	US$	97	—		—
	Federal Natl Mtg Assn Mtn	”	—	—	3,200	US$	3,171	—		—	3,200	US$	3,201	US$	3,090	US$	111	—		—

	Corporate bonds
	Depfa Acs Bank	Available-for-sale financial assets	—	—	20,000	US$	20,402	—		—	3,000	US$	3,074	US$	2,998	US$	76	17,000	US$	17,301
	European Invt Bk	”	—	—	—		—	10,600	US$	10,577	10,600	US$	10,461	US$	10,577	US$	(116)	—		—
	European Invt Bk	”	—	—	—		—	10,600	US$	10,576	10,600	US$	10,676	US$	10,576	US$	100	—		—
	European Invt Bk	”	—	—	—		—	7,200	US$	7,182	—		—		—		—	7,200	US$	7,391
	General Elec Cap Corp Mtn	”	—	—	4,000	US$	3,978	—		—	4,000	US$	4,042	US$	3,893	US$	149	—		—
	Keycorp Mtn Book Entry	”	—	—	3,050	US$	3,053	—		—	3,050	US$	3,041	US$	3,016	US$	25	—		—
	Kreditanstalt Fur Wiederaufbau	”	—	—	—		—	8,700	US$	8,679	—		—		—		—	8,700	US$	8,710

	Money market funds
	Ssga Cash Mgmt Global Offshore	Available-for-sale financial assets	—	—	592,180	US$	592,180	345,899	US$	345,899	793,490	US$	793,490	US$	793,490		—	144,589	US$	144,589

	Government bonds
	U S Treas Bond Call	Available-for-sale financial assets	—	—	—		—	17,825	US$	17,813	11,800	US$	11,827	US$	11,803	US$	24	6,025	US$	5,995
	United States Treas Nts	”	—	—	—		—	19,500	US$	19,474	18,000	US$	17,966	US$	17,986	US$	(20)	1,500	US$	1,481
	United States Treas Nts	”	—	—	—		—	60,100	US$	60,563	21,600	US$	21,678	US$	21,766	US$	(88)	38,500	US$	38,229
	United States Treas Nts	”	—	—	—		—	17,000	US$	16,886	11,405	US$	11,355	US$	11,334	US$	21	5,595	US$	5,555
	United States Treas Nts	”	—	—	—		—	7,800	US$	7,787	7,800	US$	7,756	US$	7,787	US$	(31)	—		—
	United States Treas Nts	”	—	—	—		—	9,100	US$	9,111	—		—		—		—	9,100	US$	9,144
	United States Treas Nts	”	—	—	—		—	6,400	US$	6,372	6,400	US$	6,282	US$	6,372	US$	(90)	—		—
	United States Treas Nts	”	—	—	25,900	US$	25,924	—		—	25,900	US$	26,091	US$	25,941	US$	150	—		—
	United States Treas Nts	”	—	—	—		—	53,300	US$	54,114	53,300	US$	54,153	US$	54,114	US$	39	—		—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or		Ending Balance (Note 3)
Company	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)
	United States Treas Nts	Available-for-sale financial assets	—	—	—	US$	—	4,000	US$	4,057	4,000	US$	3,969	US$	4,057	US$	(88)	—	US$	—
	United States Treas Nts	”	—	—	5,000	US$	5,070	—		—	4,680	US$	4,751	US$	4,715	US$	36	320	US$	327
	United States Treas Nts	”	—	—	—		—	3,750	US$	3,958	—		—		—		—	3,750	US$	3,848
	United States Treas Nts	”	—	—	6,400	US$	6,500	—		—	6,400	US$	6,593	US$	6,407	US$	186	—		—
	United States Treas Nts	”	—	—	41,900	US$	42,509	—		—	41,900	US$	42,867	US$	41,870	US$	997	—		—
	United States Treas Nts	”	—	—	—		—	4,000	US$	4,200	1,400	US$	1,454	US$	1,470	US$	(16)	2,600	US$	2,680
	United States Treas Nts	”	—	—	—		—	10,266	US$	11,167	—		—		—		—	10,266	US$	11,229
	United States Treas Nts	”	—	—	5,000	US$	5,160	—	US$	—	5,000	US$	5,233	US$	5,056	US$	177	—		—
	United States Treas Nts	”	—	—	—		—	10,000	US$	10,525	10,000	US$	10,489	US$	10,525	US$	(36)	—		—
	United States Treas Nts	”	—	—	3,250	US$	3,359	—		—	3,250	US$	3,347	US$	3,298	US$	49	—		—
	United States Treas Nts	”	—	—	7,500	US$	7,758	—		—	7,500	US$	7,855	US$	7,743	US$	112	—		—
	United States Treas Nts	”	—	—	9,500	US$	9,735	—		—	9,500	US$	9,757	US$	9,479	US$	278	—		—
	United States Treas Nts	”	—	—	—		—	11,250	US$	12,259	9,250	US$	9,906	US$	10,080	US$	(174)	2,000	US$	2,111

Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.

Note 2:	The data for marketable securities disposed exclude bonds maturities.

Note 3:	The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/ losses on financial assets, translation adjustments or equity in earnings of equity method investees.
(Concluded)

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited
ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2008
(Amounts in Thousands of New Taiwan Dollars)

Company	Types of		Transaction			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Name	Property	Transaction Date	Amount	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms
The Company	Fab	January 16, 2008 to January 19, 2008	$4,045,220	By the construction progress	Tasa Construction Corporation, Fu Tsu Construction, and China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Investees
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2008
(Amounts in Thousands of New Taiwan Dollars)

									Notes/Accounts Payable or
			Transaction Details				Abnormal Transaction		Receivable
			Purchases/		% to		Unit Price	Payment Terms		% to
Company Name	Related Party	Nature of Relationships	Sales	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	Total	Note

The Company	TSMC North America	Subsidiary	Sales	$103,800,578	60	Net 30 days after invoice date	—	—	$23,871,291	53
	GUC	Investee with a controlling financial interest	Sales	662,720	—	Net 30 days after monthly closing	—	—	268,530	1
	WaferTech	Indirect subsidiary	Purchases	4,410,290	20	Net 30 days after monthly closing	—	—	(666,082)	6
	TSMC Shanghai	Subsidiary	Purchases	2,650,161	12	Net 30 days after monthly closing	—	—	(476,025)	4
	SSMC	Investee accounted for using equity method	Purchases	2,300,893	10	Net 30 days after monthly closing	—	—	(501,436)	4
	VIS	Investee accounted for using equity method	Purchases	1,718,897	8	Net 30 days after monthly closing	—	—	(685,168)	6
GUC	TSMC North America	Same parent company	Purchases	974,101	46	Net 30 days after invoice date/net 45 days after	—	—	(121,935)	14
						monthly closing
XinTec	OmniVision	Parent company of director (represented for XinTec)	Sales	1,010,083	78	Net 45 days after shipping	—	—	235,393	82

Note:	The sales prices and payment terms of sales to related parties are not significantly different from those to third parties. For purchase transactions, prices are determined in accordance with the related contractual agreements and no other similar transaction could be compared with.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Investees
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
JUNE 30, 2008
(Amounts in Thousands of New Taiwan Dollars)

							Amounts Received
				Turnover Days	Overdue		in Subsequent	Allowance for Bad
Company Name	Related Party	Nature of Relationships	Ending Balance	(Note 1)	Amounts	Action Taken	Period	Debts

The Company	TSMC North America	Subsidiary	$23,899,968	44	$7,897,481	—	$11,074,526	$—
	VIS	Investee accouted for using equity method	1,132,499	(Note 2)	2,985	Accelerate demand on account receivable	2,334	—
	GUC	Investee with a controlling financial interest	409,018	47	55,985	—	113,355	—
	TSMC Shanghai	Subsidiary	191,032	(Note 2)	—	—	—	—
	SSMC	Investee accouted for using equity method	108,319	(Note 2)	—	—	—	—
XinTec	OmniVision	Parent company of director (represented for XinTec)	235,393	59	70	—	146,422	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
JUNE 30, 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

														Equity in the
				Original Investment Amount				Balance as of June 30, 2008				Net Income		Earnings
						December 31,				Carrying		(Losses) of the		(Losses)
				June 30, 2008		2007				Value (Note 1)		Investee		(Note 2)
				(Foreign		(Foreign				(Foreign		(Foreign		(Foreign
				Currencies in		Currencies in		Shares (in	Percentage of	Currencies in		Currencies in		Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		Thousands)	Ownership	Thousands)		Thousands)		Thousands)	Note
The Company	TSMC Global	Tortola, British Virgin Islands	Investment activities		$42,327,245		$42,327,245	1	100		$41,946,173		$225,977	$225,977	Subsidiary
	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry		31,445,780		31,445,780	987,968	100		27,447,357		1,804,075	1,804,075	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		13,047,681		13,047,681	616,240	36		9,926,933		1,241,525	149,896	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits		8,840,895		8,840,895	463	39		8,641,503		2,000,112	677,301	Investee accounted for using equity method
	TSMC Shanghai	Shanghai, China	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers		12,180,367		12,180,367	—	100		7,574,803		(1,017,308)	(1,010,850)	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investment activities		10,350		10,350	300	100		3,534,832		(1,032,280)	(1,032,280)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices		333,718		333,718	11,000	100		2,246,123		138,716	138,716	Subsidiary
	XinTec	Taoyuan, Taiwan	Wafer level chip size packaging service		1,357,890		1,357,890	91,703	43		1,396,316		(69,067)	(68,709)	Investee with a controlling financial interest
	VTAF III	Cayman Islands	Investing in new start-up technology companies		1,262,602		973,459	—	98		1,106,412		(25,714)	(25,200)	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies		1,036,424		1,095,622	—	98		963,211		(65,481)	(64,172)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	42,572	37		798,498		379,148	140,487	Investee with a controlling financial interest
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies		976,450		1,019,042	—	99		388,216		(8,449)	(8,407)	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities		300,000		300,000	—	36		221,911		49,962	(1,134)	Subsidiary
	Hsin Ruey	Taipei, Taiwan	Investment activities		300,000		300,000	—	36		220,092		49,821	(1,362)	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing activities		15,749		15,749	—	100		107,796		18,877	18,877	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities		83,760		83,760	6	100		104,842		1,862	1,862	Subsidiary
	TSMC Korea	Seoul, Korea	Marketing activities		13,656		13,656	80	100		15,286		1,710	1,710	Subsidiary
TSMC International	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	7,680	US$	8,721	7,680	97	US$	9,841	US$	(275)	N/A	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	41,027	US$	43,048	41,027	97	US$	43,875	US$	1,087	N/A	Subsidiary
	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	—	100	US$	675,749	US$	1,665	N/A	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	—	100	US$	8,129	US$	1,537	N/A	Subsidiary
TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$	380,000	US$	430,000	—	100	US$	193,376	US$	15,907	N/A	Subsidiary
TSMC Partners	VisEra Holding Company	Cayman Islands	Investment in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	72,590	US$	1,500	N/A	Investee accounted for using equity method
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	2,876	US$	100	N/A	Subsidiary
(Continued)

														Equity in the
				Original Investment Amount				Balance as of June 30, 2008				Net Income		Earnings
						December 31,						(Losses) of the		(Losses)
				June 30, 2008		2007						Investee		(Note 2)
				(Foreign		(Foreign						(Foreign		(Foreign
				Currencies in		Currencies in		Shares (in	Percentage of	Carrying		Currencies in		Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		Thousands)	Ownership	Value (Note 1)		Thousands)		Thousands)	Note
VisEra Holding Company	VisEra	Hsin-Chu, Taiwan	Manufacturing and selling of electronic parts and providing turn-key services in back-end color filter fabrication, package, test, and optical solutions	US$	91,041	US$	91,041	253,120	90	US$	129,459	US$	1,484	N/A	Subsidiary
VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	1,705	US$	1,705	4,590	51	US$	1,649	US$	(223)	N/A	Subsidiary
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies	US$	—	US$	—	—	68	US$	—	US$	—	N/A	Subsidiary
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	600	US$	600	—	100	US$	600	US$	(31)	N/A	Subsidiary
VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies	US$	—	US$	—	—	24	US$	—	US$	—	N/A	Subsidiary
GUC	GUC-NA	U.S.A	Consulting services in main products	US$	500	US$	100	100	100		$21,170		$1,532	N/A	Subsidiary
	GUC-Japan	Japan	Consulting services in main products	JPY	30,000	JPY	10,000	1	100		9,495		562	N/A	Subsidiary
	GUC-Europe	The Netherlands	Consulting services in main products	EUR	50		—	—	100		2,420		22	N/A	Subsidiary
Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies	US$	—	US$	—	—	8	US$	—	US$	—	N/A	Subsidiary
Chi Cherng	Hsin Ruey	Taipei, Taiwan	Investment activities		$533,333		$533,333	—	64		$964,748		$49,821	N/A	Same parent company
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		100,116		100,116	5,082	—		103,235		1,241,525	N/A	Investee accounted for using equity method
Hsin Ruey	Chi Cherng	Taipei, Taiwan	Investment activities		$533,333		$533,333	—	64		$967,488		$49,962	N/A	Same parent company
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		80,188		80,188	3,748	—		80,865		1,241,525	N/A	Investee accounted for using equity method

Note 1:	The treasury stock is deducted from the carrying value.

Note 2:	Equity in earnings/losses of investees excludes the effect of unrealized gross profit from affiliates.

(Concluded)

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE SIX MONTHS ENDED JUNE 30, 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Accumulated			Accumulated
				Outflow of			Outflow of
				Investment			Investment
				from Taiwan as			from Taiwan as				Accumulated
		Total Amount of		of	Investment Flows		of		Equity in the		Inward
		Paid-in Capital		January 1, 2008	Outflow		June 30, 2008		Earnings	Carrying Value	Remittance of
	Main Businesses and	(RMB in	Method of	(US$ in	(US$ in		(US$ in	Percentage of	(Losses)	as of	Earnings as of
Investee Company	Products	Thousand)	Investment	Thousand)	Thousand)	Inflow	Thousand)	Ownership	(Note 2)	June 30, 2008	June 30, 2008
TSMC Shanghai	Manufacturing and	$12,180,367	(Note 1)	$12,180,367	$—	$—	$12,180,367	100%	$(1,010,850)	$7,574,803	$—
	sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	(RMB3,070,623)		(US$371,000)			(US$371,000)

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of June 30, 2008	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)
$12,180,367	$12,180,367	$12,180,367
(US$371,000)	(US$371,000)	(US$371,000)

Note 1:	Direct investments US$371,000 thousand in TSMC Shanghai.

Note 2:	Amount was recognized based on the audited financial statements.

Taiwan Semiconductor Manufacturing
Company Limited and Subsidiaries
Consolidated Financial Statements for the
Six Months Ended June 30, 2008 and 2007 and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of June 30, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the six months then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of June 30, 2008 and 2007, and the results of their consolidated operations and their consolidated cash flows for the six months then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2008, Taiwan Semiconductor Manufacturing Company Limited and subsidiaries adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors” issued by the Accounting Research and Development Foundation of the Republic of China and relevant requirements promulgated by the Financial Supervisory Commission of the Executive Yuan.
July 10, 2008
Notice to Readers
The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2008 AND 2007
(In Thousands of New Taiwan Dollars, Except Par Value)

	2008		2007
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$185,346,119	30	$163,391,305	26
Financial assets at fair value through profit or loss (Notes 2 and 5)	44,912	—	1,921,749	—
Available-for-sale financial assets (Notes 2, 6, and 25)	32,825,625	6	57,853,490	9
Held-to-maturity financial assets (Notes 2 and 7)	5,771,334	1	9,909,497	2
Receivables from related parties (Note 26)	3,530	—	332,324	—
Notes and accounts receivable	47,155,226	8	40,247,300	7
Allowance for doubtful receivables (Notes 2 and 8)	(701,591)	—	(767,296)	—
Allowance for sales returns and others (Notes 2 and 8)	(4,598,856)	(1)	(2,758,552)	(1)
Other receivables from related parties (Note 26)	1,240,818	—	1,072,728	—
Other financial assets (Note 27)	1,611,165	—	1,839,292	—
Inventories, net (Notes 2 and 9)	23,358,777	4	24,045,344	4
Deferred income tax assets (Notes 2 and 19)	6,386,131	1	5,896,785	1
Prepaid expenses and other current assets	1,320,101	—	1,654,895	—

Total current assets	299,763,291	49	304,638,861	48

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 11 and 25)
Investments accounted for using equity method	20,955,923	3	16,179,072	2
Available-for-sale financial assets	—	—	4,521,756	1
Held-to-maturity financial assets	7,240,785	1	20,788,140	3
Financial assets carried at cost	3,740,161	1	3,664,311	1

Total long-term investments	31,936,869	5	45,153,279	7

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 27)
Cost
Land and land improvements	888,065	—	949,763	—
Buildings	120,005,058	19	116,035,030	18
Machinery and equipment	674,666,739	110	606,041,018	95
Office equipment	11,991,372	2	11,423,299	2
Leased assets	663,731	—	631,297	—

	808,214,965	131	735,080,407	115
Accumulated depreciation	(574,737,419)	(93)	(502,494,821)	(79)
Advance payments and construction in progress	28,720,751	5	32,019,694	5

Net property, plant and equipment	262,198,297	43	264,605,280	41

INTANGIBLE ASSETS
Goodwill (Note 2)	5,702,990	1	6,008,309	1
Deferred charges, net (Notes 2 and 13)	7,755,165	1	5,777,355	1

Total intangible assets	13,458,155	2	11,785,664	2

OTHER ASSETS
Deferred income tax assets (Notes 2 and 19)	4,784,854	1	8,530,640	1
Refundable deposits	2,766,835	—	2,592,974	1
Others (Note 2)	315,120	—	127,046	—

Total other assets	7,866,809	1	11,250,660	2

TOTAL	$615,223,421	100	$637,433,744	100

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term bank loans (Note 14)	$—	—	$98,580	—
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	118,146	—	3,474	—
Accounts payable	10,427,525	2	9,542,393	1
Payables to related parties (Note 26)	1,204,006	—	1,521,372	—
Income tax payable (Notes 2 and 19)	5,850,172	1	4,552,458	1
Cash dividends payable (Note 21)	77,042,768	13	77,489,500	12
Bonuses payable to employees, directors and supervisors (Notes 3 and 21)	12,961,511	2	4,617,508	1
Payables to contractors and equipment suppliers	9,511,319	2	17,103,558	3
Accrued expenses and other current liabilities (Notes 17 and 29)	21,604,192	3	12,702,346	2
Current portion of bonds payable and long-term bank loans (Notes 15, 16 and 27)	8,261,656	1	4,781,509	1

Total current liabilities	146,981,295	24	132,412,698	21

LONG-TERM LIABILITIES
Bonds payable (Note 15)	4,500,000	1	12,500,000	2
Long-term bank loans (Notes 16 and 27)	1,590,120	—	1,238,094	—
Other long-term payables (Notes 17 and 29)	8,889,579	1	8,997,855	2
Obligations under capital leases (Note 2)	663,731	—	631,297	—

Total long-term liabilities	15,643,430	2	23,367,246	4

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 18)	3,698,572	1	3,592,377	1
Guarantee deposits (Note 29)	1,707,572	—	3,011,372	—
Deferred credits (Notes 2 and 26)	469,677	—	1,111,710	—
Others	35,654	—	66,145	—

Total other liabilities	5,911,475	1	7,781,604	1

Total liabilities	168,536,200	27	163,561,548	26

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock — $10 par value (Note 21)
Authorized: 28,050,000 thousand shares in 2008 28,050,000 thousand shares in 2007
Issued: 25,631,371 thousand shares in 2008 26,423,517 thousand shares in 2007	256,313,709	41	264,235,168	42
To be issued	5,221,238	1	—	—

	261,534,947	42	264,235,168	42

Capital surplus (Notes 2 and 21)	50,916,645	8	53,725,604	8

Retained earnings (Note 21)
Appropriated as legal capital reserve	67,324,393	11	56,406,684	9
Appropriated as special capital reserve	391,857	—	629,550	—
Unappropriated earnings	84,236,793	14	96,973,825	15

	151,953,043	25	154,010,059	24

Others (Notes 2, 23 and 25)
Cumulative translation adjustments	(6,787,320)	(1)	(613,674)	—
Unrealized gain on financial instruments	468,749	—	447,480	—
Treasury stock: 250,770 thousand shares in 2008; 34,096 thousand shares in 2007	(14,845,498)	(2)	(918,075)	—

	(21,164,069)	(3)	(1,084,269)	—

Equity attributable to shareholders of the parent	443,240,566	72	470,886,562	74

MINORITY INTERESTS (Note 2)	3,446,655	1	2,985,634	—

Total shareholders’ equity	446,687,221	73	473,872,196	74

TOTAL	$615,223,421	100	$637,433,744	100

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche audit report dated July 10, 2008)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2008		2007
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 26)	$178,973,801		$141,909,970

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	3,357,091		2,094,657

NET SALES	175,616,710	100	139,815,313	100

COST OF SALES (Notes 20 and 26)	97,156,057	55	83,024,940	59

GROSS PROFIT	78,460,653	45	56,790,373	41

OPERATING EXPENSES (Notes 20 and 26)
Research and development	10,673,813	6	8,243,229	6
General and administrative	5,832,564	4	4,053,083	3
Marketing	2,457,830	1	1,882,770	1

Total operating expenses	18,964,207	11	14,179,082	10

INCOME FROM OPERATIONS	59,496,446	34	42,611,291	31

NON-OPERATING INCOME AND GAINS
Interest income (Note 2)	2,742,476	2	2,923,331	2
Valuation gain on financial instruments, net (Notes 2, 5 and 25)	1,921,977	1	87,750	—
Technical service income (Notes 26 and 29)	958,217	1	293,617	—
Equity in earnings of equity method investees, net (Notes 2 and 10)	856,517	—	849,164	1
Gain on settlement and disposal of financial assets, net (Notes 2, 5 and 25)	672,578	—	231,203	—
Settlement income (Note 29)	456,195	—	491,385	—
Subsidy income (Note 2)	2,047	—	357,916	—
Foreign exchange gain, net (Note 2)	—	—	212,058	—
Others (Note 26)	379,238	—	563,958	1

Total non-operating income and gains	7,989,245	4	6,010,382	4

NON-OPERATING EXPENSES AND LOSSES
Foreign exchange loss, net (Note 2)	1,740,143	1	—	—
Loss on impairment of financial assets (Note 2)	885,268	1	56,684	—
Provision for litigation loss (Note 26h)	459,078	—	—	—
Interest expense	306,449	—	423,979	—
Others (Note 2)	145,964	—	48,606	—

Total non-operating expenses and losses	3,536,902	2	529,269	—

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2008		2007
	Amount	%	Amount	%
INCOME BEFORE INCOME TAX	$63,948,789	36	$48,092,404	35

INCOME TAX EXPENSE (Notes 2 and 19)	6,838,752	4	3,501,445	3

NET INCOME	$57,110,037	32	$44,590,959	32

ATTRIBUTABLE TO:
Shareholders of the parent	$56,913,888	32	$44,322,581	32
Minority interests	196,149	—	268,378	—

	$57,110,037	32	$44,590,959	32

	2008		2007
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
EARNINGS PER SHARE (NT$, Note 24)
Basic earnings per share	$2.49	$2.22	$1.81	$1.68

Diluted earnings per share	$2.48	$2.22	$1.81	$1.68

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated July 10, 2008)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
										Others
						Retained Earnings					Unrealized
	Capital Stock - Common Stock		To be Issued				Special		Retained	Cumulative	Gain (Loss)					Total
	Shares		Shares		Capital	Legal Capital	Capital	Unappropriated	Earnings	Translation	on Financial	Treasury	Others		Minority	Shareholders’
	(Thousand)	Amount	(Thousand)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Adjustments	Instruments	Stock	Total	Total	Interests	Equity
BALANCE, JANUARY 1, 2008	26,427,104	$264,271,037	—	$—	$53,732,682	$56,406,684	$629,550	$161,828,337	$218,864,571	$(1,072,853)	$680,997	$(49,385,032)	$(49,776,888)	$487,091,402	$3,594,169	$490,685,571

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	—	—	10,917,709	—	(10,917,709)	—	—	—	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	—	—	(237,693)	237,693	—	—	—	—	—	—	—	—
Bonus to employees — in cash	—	—	—	—	—	—	—	(3,939,883)	(3,939,883)	—	—	—	—	(3,939,883)	—	(3,939,883)
Bonus to employees — in stock	—	—	393,988	3,939,883	—	—	—	(3,939,883)	(3,939,883)	—	—	—	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	—	—	—	—	(76,881,311)	(76,881,311)	—	—	—	—	(76,881,311)	—	(76,881,311)
Stock dividends to shareholders — NT$0.02 per share	—	—	51,254	512,542	—	—	—	(512,542)	(512,542)	—	—	—	—	—	—	—
Bonus to directors	—	—	—	—	—	—	—	(176,890)	(176,890)	—	—	—	—	(176,890)	—	(176,890)

Capital surplus transferred to capital stock	—	—	76,881	768,813	(768,813)	—	—	—	—	—	—	—	—	—	—	—

Net income for the six months ended June 30, 2008	—	—	—	—	—	—	—	56,913,888	56,913,888	—	—	—	—	56,913,888	196,149	57,110,037

Adjustment arising from changes in percentage of ownership in equity method investees	—	—	—	—	(186,344)	—	—	—	—	—	—	—	—	(186,344)	43,125	(143,219)

Translation adjustments	—	—	—	—	—	—	—	—	—	(5,714,467)	—	—	(5,714,467)	(5,714,467)	(387,946)	(6,102,413)

Issuance of stock from exercising employee stock options	4,267	42,672	—	—	128,891	—	—	—	—	—	—	—	—	171,563	—	171,563

Cash dividends received by subsidiaries from parent company	—	—	—	—	102,279	—	—	—	—	—	—	—	—	102,279	—	102,279

Valuation loss on available-for-sale financial assets	—	—	—	—	—	—	—	—	—	—	(143,654)	—	(143,654)	(143,654)	(8,016)	(151,670)

Equity in the valuation loss on available-for-sale financial assets held by equity method investees	—	—	—	—	—	—	—	—	—	—	(68,594)	—	(68,594)	(68,594)	—	(68,594)

Treasury stock retired	(800,000)	(8,000,000)	—	—	(2,092,050)	—	—	(38,374,907)	(38,374,907)	—	—	48,466,957	48,466,957	—	—	—

Treasury stock repurchased by the company	—	—	—	—	—	—	—	—	—	—	—	(13,927,423)	(13,927,423)	(13,927,423)	—	(13,927,423)

Increase in minority interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	9,174	9,174

BALANCE, JUNE 30, 2008	25,631,371	$256,313,709	522,123	$5,221,238	$50,916,645	$67,324,393	$391,857	$84,236,793	$151,953,043	$(6,787,320)	$468,749	$(14,845,498)	$(21,164,069)	$443,240,566	$3,446,655	$446,687,221

BALANCE, JANUARY 1, 2007	25,829,688	$258,296,879	—	$—	$54,107,498	$43,705,711	$640,742	$152,778,079	$197,124,532	$(1,191,165)	$561,615	$(918,075)	$(1,547,625)	$507,981,284	$1,156,832	$509,138,116

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	—	—	12,700,973	—	(12,700,973)	—	—	—	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	—	—	(11,192)	11,192	—	—	—	—	—	—	—	—
Bonus to employees — in cash	—	—	—	—	—	—	—	(4,572,798)	(4,572,798)	—	—	—	—	(4,572,798)	—	(4,572,798)
Bonus to employees — in stock	457,280	4,572,798	—	—	—	—	—	(4,572,798)	(4,572,798)	—	—	—	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	—	—	—	—	(77,489,064)	(77,489,064)	—	—	—	—	(77,489,064)	—	(77,489,064)
Stock dividends to shareholders — NT$0.02 per share	51,659	516,594	—	—	—	—	—	(516,594)	(516,594)	—	—	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	—	—	(285,800)	(285,800)	—	—	—	—	(285,800)	—	(285,800)

Capital surplus transferred to capital stock	77,489	774,891	—	—	(774,891)	—	—	—	—	—	—	—	—	—	—	—

Net income for the six months ended June 30, 2007	—	—	—	—	—	—	—	44,322,581	44,322,581	—	—	—	—	44,322,581	268,378	44,590,959

Adjustment arising from changes in percentage of ownership in equity method investees	—	—	—	—	68,411	—	—	—	—	—	—	—	—	68,411	11,582	79,993

Translation adjustments	—	—	—	—	—	—	—	—	—	577,491	—	—	577,491	577,491	(137,600)	439,891

Issuance of stock from exercising employee stock options	7,401	74,006	—	—	222,824	—	—	—	—	—	—	—	—	296,830	—	296,830

Cash dividends received by subsidiaries from parent company	—	—	—	—	101,762	—	—	—	—	—	—	—	—	101,762	—	101,762

Valuation gain (loss) on available-for-sale financial assets	—	—	—	—	—	—	—	—	—	—	(114,326)	—	(114,326)	(114,326)	1,491	(112,835)

Equity in the valuation gain on available-for-sale financial assets held by equity method investees	—	—	—	—	—	—	—	—	—	—	191	—	191	191	—	191

Increase in minority interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,684,951	1,684,951

BALANCE, JUNE 30, 2007	26,423,517	$264,235,168	—	$—	$53,725,604	$56,406,684	$629,550	$96,973,825	$154,010,059	$(613,674)	$447,480	$(918,075)	$(1,084,269)	$470,886,562	$2,985,634	$473,872,196

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche audit report dated July 10, 2008)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(In Thousands of New Taiwan Dollars)

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$56,913,888	$44,322,581
Net income attributable to minority interests	196,149	268,378
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	39,865,278	39,866,833
Amortization of premium/discount of financial assets	(51,144)	(64,051)
Loss on impairment of financial assets	885,268	56,684
Gain on disposal of available-for-sale financial assets, net	(630,834)	(231,203)
Gain on disposal of financial assets carried at cost, net	(41,744)	—
Equity in earnings of equity method investees, net	(856,517)	(849,164)
Dividends received from equity method investees	589,071	—
Gain on disposal of property, plant and equipment and other assets, net	(50,042)	(33,104)
Deferred income tax	1,714,632	(601,291)
Net changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	1,456,308	(722,285)
Notes and accounts receivable	48,900	(5,177,350)
Receivables from related parties	7,355	308,028
Allowance for doubtful receivables	(216)	17,363
Allowance for sales returns and others	509,821	(125,206)
Other receivables from related parties	65,421	(815,865)
Other financial assets	(95,638)	518,223
Inventories	503,483	(2,409,190)
Prepaid expenses and other current assets	50,129	5,309
Increase (decrease) in:
Accounts payable	(1,147,357)	1,186,171
Payables to related parties	(299,370)	(357,735)
Income tax payable	(5,275,956)	(3,394,015)
Bonuses payable to employees and directors	8,844,738	—
Accrued expenses and other current liabilities	(152,369)	1,011,436
Accrued pension cost	33,050	52,317
Deferred credits	(736,108)	(37,260)

Net cash provided by operating activities	102,346,196	72,795,604

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(27,987,837)	(30,029,555)
Held-to-maturity financial assets	(549,455)	—
Financial assets carried at cost	(302,858)	(429,869)
Property, plant and equipment	(37,586,675)	(39,303,256)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	60,867,654	42,446,786
Held-to-maturity financial assets	7,788,000	6,825,120
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(In Thousands of New Taiwan Dollars)

	2008	2007
Financial assets carried at cost	$127,554	$14,142
Property, plant and equipment and other assets	30,916	11,074
Net cash paid for acquisition of XinTec	—	(422,098)
Increase in deferred charges	(1,926,895)	(1,430,388)
Decrease (increase) in refundable deposits	10,934	(1,250,108)
Decrease (increase) in other assets	(556)	1,256

Net cash provided by (used in) investing activities	470,782	(23,566,896)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term bank loans	—	8,860
Proceeds from long-term bank loans	108,785	23,000
Repayment of long-term bank loans	(218,519)	(71,945)
Repayment of bonds payable	—	(2,500,000)
Decrease in guarantee deposits	(535,437)	(805,768)
Proceeds from exercise of employee stock options	171,563	296,830
Bonus to directors and supervisors	—	(285,800)
Repurchase of treasury stock	(9,668,896)	—
Increase in minority interests	9,174	13,553

Net cash used in financing activities	(10,133,330)	(3,321,270)

NET INCREASE IN CASH AND CASH EQUIVALENTS	92,683,648	45,907,438

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(2,324,017)	(353,325)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	94,986,488	117,837,192

CASH AND CASH EQUIVALENTS, END OF PERIOD	$185,346,119	$163,391,305

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$497,376	$557,490

Income tax paid	$10,220,646	$7,566,329

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$40,854,643	$45,237,664
Increase in payables to contractors and equipment suppliers	(3,254,587)	(5,934,408)
Increase in accrued expenses and other current liabilities	(13,381)	—

Cash paid	$37,586,675	$39,303,256

Repurchase of treasury stock	$13,927,423	$—
Increase in accrued expenses and other current liabilities	(4,258,527)	—

Cash paid	$9,668,896	$—

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(In Thousands of New Taiwan Dollars)

	2008	2007
NON-CASH FINANCING ACTIVITIES
Current portion of long-term liabilities	$8,261,656	$4,781,509

Current portion of other long-term payables (classified under accrued expenses and other current liabilities)	$2,012,071	$2,433,227

The Company acquired a controlling interest in XinTec Inc. (XinTec) in March 2007 and then commenced to include its income and expenses in consolidated financial statements. Fair values of assets acquired and liabilities assumed at acquisition were as follows:

Current assets	$3,027,910
Property, plant and equipment	2,335,158
Other assets	432,937
Current liabilities	(1,936,266)
Long-term liabilities	(701,855)

Net amount	3,157,884
Percentage of ownership acquired	43%

Purchase price for XinTec	1,357,890
Less: Cash balance of XinTec at acquisition	(935,792)

Net cash paid for acquisition of XinTec	$422,098

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated July 10, 2008)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
1.	GENERAL

Taiwan Semiconductor Manufacturing Company, Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987 as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

TSMC is a dedicated foundry in the semiconductor industry which engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.

As of June 30, 2008 and 2007, TSMC and its subsidiaries had 25,390 and 24,652 employees, respectively.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Significant accounting policies are summarized as follows:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC’s ownership percentage is less than 50% but over which TSMC has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities were as follows:

		Percentage of Ownership
		June 30,	June 30,
Name of Investor	Name of Investee	2008	2007	Remark
TSMC	TSMC North America	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	100%	100%	—
	TSMC Korea Limited (TSMC Korea)	100%	100%	—
	Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC Europe)	100%	100%	—
	TSMC International Investment Ltd. (TSMC International)	100%	100%	—
	TSMC Global Ltd. (TSMC Global)	100%	100%	—
	TSMC (Shanghai) Company Limited (TSMC Shanghai)	100%	100%	—
	Chi Cherng Investment Co., Ltd. (Chi Cherng)	36%	36%	TSMC and Hsin Ruey held in aggregate a 100% ownership of Chi Cherng. As of June 30, 2008, Chi Cherng held 17,032 thousand common shares in TSMC (approximately 0.07% of outstanding common shares).
	Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	36%	36%	TSMC and Chi Cherng held in aggregate a 100% ownership of Hsin Ruey. As of June 30, 2008, Hsin Ruey held 17,064 thousand common shares in TSMC (approximately 0.07% of outstanding common shares).
	VentureTech Alliance Fund III, L.P. (VTAF III)	98%	98%	—
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	98%	—
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	99.5%	—
	Global Unichip Corporation (GUC)	37%	38%	GUC became a consolidated entity of TSMC as GUC’s president was assigned by TSMC and TSMC has a controlling interest over the financial, operating and personnel hiring decisions of GUC.
	XinTec Inc. (XinTec)	43%	43%	TSMC obtained three out of five director positions in March 2007 and TSMC has a controlling interest in XinTec.
	TSMC Partners, Ltd. (TSMC Partners)	100%	100%	—

TSMC International	TSMC Technology, Inc. (TSMC Technology)	100%	100%	—
	TSMC Development, Inc. (TSMC Development)	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	97%	—
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	97%	97%	—

TSMC Development	WaferTech, LLC (WaferTech)	99.996%	99.996%	—
(Continued)

		Percentage of Ownership
		June 30,	June 30,
Name of Investor	Name of Investee	2008	2007	Remark
VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	51%	13%	TSMC has a controlling interest in Mutual-Pak since July 2007.
	Growth Fund Limited (Growth Fund)	100%	—	Newly established.

VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, L.L.C. (VTA Holdings)	100%	—	Newly established.

GUC	Global Unichip Corporation-NA (GUC-NA)	100%	100%	—
	Global Unichip Japan Co., Ltd. (GUC-Japan)	100%	100%	—
	Global Unichip Europe B.V. (GUC-Europe)	100%	—	Newly established.

TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	100%	—	Newly established.
(Concluded)
The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated investees as of June 30, 2008:
TSMC North America is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC Japan, TSMC Korea and TSMC Europe are engaged mainly in marketing activities. TSMC International is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Global, TSMC Partners, TSMC Development, Chi Cherng and Hsin Ruey are engaged in investing activities. TSMC Shanghai is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers. Emerging Alliance, VTAF II, VTAF III, VTA Holdings, ISDF, ISDF II, and Growth Fund are engaged in investing in new start-up technology companies. TSMC Canada and TSMC Technology are engaged mainly in engineering support activities. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. GUC is engaged in researching, developing, manufacturing, testing and marketing of integrated circuits. GUC-NA GUC-Japan, and GUC-Europe are engaged in providing products consulting in North America, Japan, and Europe, respectively. XinTec is engaged in the provision of wafer packaging service. Mutual-Pak is engaged in the manufacturing and selling of electronic parts, and researching, developing and testing of RFID.
TSMC together with its subsidiaries are hereinafter referred to collectively as the “Company”.
Minority interests in the aforementioned subsidiaries are presented as a separate component of shareholders’ equity.

Use of Estimates
The preparation of consolidated financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.
Classification of Current and Noncurrent Assets and Liabilities
Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.
Cash Equivalents
Repurchase agreements collateralized by government bonds, repurchase agreements collateralized by short-term notes, corporate notes, asset-backed commercial papers and treasury bills acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.
Financial Assets/Liabilities at Fair Value Through Profit or Loss
Derivatives that do not meet the criteria for hedge accounting and financial assets acquired principally for the purpose of selling them in the near term are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives and financial assets are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
Fair value is determined as follows: Publicly traded stocks — closing prices at the end of the period; derivatives — using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.
Available-for-sale Financial Assets
Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
Fair value is determined as follows: Structured time deposits — using valuation techniques; open-end mutual funds and money market funds — net asset values at the end of the period; publicly traded stocks — closing prices at the end of the period; and other debt securities - average of bid and asked prices at the end of the period.
Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.
Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.
Held-to-maturity Financial Assets
Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost under the effective interest method except for structured time deposits which are carried at acquisition cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.
Allowance for Doubtful Receivables
An allowance for doubtful receivables is provided based on a review of the collectibility of notes and accounts receivable. The Company determines the amount of the allowance for doubtful receivables by examining the aging analysis of outstanding notes and accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.
Revenue Recognition and Allowance for Sales Returns and Others
The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer; price is fixed or determinable, and collectibility is reasonably assured. Provisions for estimated sales returns and others are recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.
Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.
Inventories
Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Period-end inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.

Investments Accounted for Using Equity Method
Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, “Long-term Investments Accounted for Using the Equity Method”, the cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.
When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.
Gains or losses on sales from the Company to equity method investees or from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties.
If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.
Financial Assets Carried at Cost
Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.
The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.
Property, Plant and Equipment, Assets Leased to Others and Idle Assets
Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment’s market value or the present value of the minimum lease payments at the inception date of the lease, with the corresponding amount recorded as obligations under capital leases. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.
Depreciation is computed using the straight-line method over the following estimated service lives: land improvements — 20 years; buildings — 10 to 20 years; machinery and equipment — 3 to 10 years; office equipment — 3 to 15 years; and leased assets — 20 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.
When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.
Intangible Assets
Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Prior to January 1, 2006, goodwill was amortized using the straight-line method over the estimated life of 10 years. Effective January 1, 2006, pursuant to the newly revised Statement of Financial Accounting Standards No. 25, “Business Combinations — Accounting Treatment under Purchase Method”, goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicated that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.
Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 2 to 5 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.
Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expenses when incurred.
Pension Costs
For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.
Government Subsidies
Income-related subsidies from governments are recognized in earnings when the requirements for subsidies are met.
Income Tax
The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, net operating loss carryforwards and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.
Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.
Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.
Stock-based Compensation
Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with Statement of Financial Accounting Standards No.39, “Accounting for Share-based Payment”. The Company did not grant or modify employee stock options since January 1, 2008.
Treasury Stock
Treasury stock is stated at cost and shown as a deduction in shareholders’ equity. When TSMC retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus — additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus — treasury stock transactions and to retained earnings for any remaining amount.
TSMC’s stock held by its subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by subsidiaries and cash dividends received by subsidiaries from TSMC are recorded under capital surplus — treasury stock transactions.
Foreign-currency Transactions
Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.
At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.
Translation of Foreign-currency Financial Statements
The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities — spot rates at period-end; shareholders’ equity — historical rates; income and expenses — average rates during the period. The resulting translation adjustments are recorded as a separate component of shareholders’ equity.

Recent Accounting Pronouncements

The Accounting Research and Development Foundation (ARDF) of the R.O.C. revised Statement of Financial Accounting Standards No. 10, “Accounting for Inventories” (SFAS No. 10) in November 2007, which requires inventories to be stated at the lower of cost or net realizable value item by item. Inventories are recorded by the specific identification method, first-in, first-out method or weighted average method. The last-in, first-out method is no longer permitted. The revised SFAS No. 10 should be applied to financial statements for the fiscal years beginning on or after January 1, 2009. Early adoption is permitted.

Reclassification

Certain accounts in the consolidated financial statements as of and for the six months ended June 30, 2007 have been reclassified to be consistent with the consolidated financial statements as of and for the six months ended June 30, 2008.

3.	ACCOUNTING CHANGES

Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors” issued in March 2007 by the ARDF, which requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than as an appropriation of earnings. The adoption of this interpretation resulted in a decrease in net income and earnings per share (after income tax) of NT$7,285,797 thousand and NT$0.28, respectively, for the six months ended June 30, 2008.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment”, which requires companies to record share-based payment transactions in the financial statements at fair value. Such a change in accounting principle did not have any effect on the Company’s consolidated financial statements as of and for the six months ended June 30, 2008.

4.	CASH AND CASH EQUIVALENTS

	June 30
	2008	2007
Cash and deposits in bank	$168,767,410	$103,698,865
Repurchase agreements collateralized by government bonds	12,229,689	58,429,635
Repurchase agreements collateralized by short-term notes	3,970,306	—
Corporate notes	378,714	366,750
Asset-backed commercial papers	—	597,361
Treasury bills	—	298,694

	$185,346,119	$163,391,305

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30
	2008	2007
Trading financial assets

Publicly traded stocks	$21,684	$1,749,306
Forward exchange contracts	232	15,538
Cross currency swap contracts	22,996	156,905

	$44,912	$1,921,749

Trading financial liabilities

Forward exchange contracts	$115,535	$3,474
Cross currency swap contracts	2,611	—

	$118,146	$3,474

The Company entered into derivative contracts during the six months ended June 30, 2008 and 2007 to manage exposures due to the fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.

Outstanding forward contracts as of June 30, 2008 and 2007:

	Maturity Date	Contract Amount (in Thousands)
June 30, 2008

Sell EUR/Buy US$	July 2008	EUR11,500/US$17,826
Sell EUR/Buy NT$	July 2008	EUR20,000/NT$858,620
Sell US$/Buy JPY	July 2008 to August 2008	US$365/JPY 39,000
Sell RMB/Buy US$	July 2008 to September 2008	RMB199,445/US$29,000
Sell US$/Buy NT$	July 2008 to August 2008	US$37,000/NT$1,121,881

June 30, 2007

Sell EUR/Buy NT$	July 2007 to July 2008	EUR50,700/NT$2,209,845
Sell RMB/Buy EUR	July 2007	RMB1,935/EUR189
Sell US$/Buy NT$	July 2007	US$2,000/NT$65,512
Outstanding cross currency swap contracts as of June 30, 2008 and 2007:

			Range of	Range of
			Interest Rates	Interest Rates
Maturity Date	Contract Amount (inThousands)		Paid	Received
June 30, 2008

July 2008	US$	971,000/NT$29,509,297	2.49%-4.68%	0.43%-2.42%

June 30, 2007

July 2007 to August 2007	US$	765,000/NT$25,251,620	2.36%-5.43%	1.70%-4.21%
For the six months ended June 30, 2008 and 2007, net gains arising from financial assets/liabilities at fair value through profit or loss is NT$1,921,977 thousand and NT$87,750 thousand, respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	June 30
	2008	2007
Corporate bonds	$9,791,099	$15,313,054
Agency bonds	7,711,085	15,200,563
Money market funds	4,388,862	204,790
Corporate issued asset-backed securities	4,074,475	9,331,177
Open-end mutual funds	3,722,996	10,971,467
Government bonds	2,550,968	10,607,206
Publicly traded stocks	586,140	249,608
Structured time deposits	—	497,381

	32,825,625	62,375,246
Current portion	(32,825,625)	(57,853,490)

	$—	$4,521,756

     As of June 30, 2007, structured time deposits categorized as available-for-sale financial assets consisted of the following:

	Principal	Carrying
	Amount	Amount	Interest Rate	Maturity Date
June 30, 2007

Step-up callable deposits
Domestic deposits	$500,000	$497,381	1.76%	March 2008

The interest rate of the step-up callable deposits is pre-determined by the Company and the banks.
7.	HELD-TO-MATURITY FINANCIAL ASSETS

	June 30
	2008	2007
Corporate bonds	$9,516,207	$11,968,229
Government bonds	2,995,912	8,682,408
Structured time deposits	500,000	10,047,000

	13,012,119	30,697,637
Current portion	(5,771,334)	(9,909,497)

	$7,240,785	$20,788,140

As of June 30, 2008 and 2007, structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
June 30, 2008

Step-up callable deposits
Domestic deposits	$500,000	$2,031	1.83%	October 2008

June 30, 2007

Step-up callable deposits
Domestic deposits	$3,500,000	$13,267	1.69%-1.83%	October 2007 to October 2008
Callable range accrual deposits
Domestic deposits	3,928,200	4,556	(see below)	September 2009 to December 2009
Foreign deposits	2,618,800	4,828	(see below)	October 2009 to December 2009

	$10,047,000	$22,651

The amount of interest earned from the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.10% and 3.45%. Based on the terms of the deposits, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate ranging between zero and 1.5%. Under the terms of the contracts, the bank has the right to cancel the contracts prior to the maturity date.

As of June 30, 2008, no structured time deposit resided in banks located in foreign countries. As of June 30, 2007, the principal of the deposits that resided in banks located in Hong Kong and Singapore amounted to US$60,000 thousand and US$20,000 thousand, respectively.

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS

Movements of the allowance for doubtful receivables were as follows:

	Six Months Ended June 30
	2008	2007
Balance, beginning of period	$701,807	$749,888
Effect of inclusion of newly consolidated subsidiaries	—	45
Provision	1,136	17,363
Write-off	(1,352)	—

Balance, end of period	$701,591	$767,296

Movements of the allowance for sales returns and others were as follows:

	Six Months Ended June 30
	2008	2007
Balance, beginning of period	$4,089,035	$2,870,802
Effect of inclusion of newly consolidated subsidiaries	—	12,956
Provision	3,357,091	2,094,657
Write-off	(2,847,270)	(2,219,863)

Balance, end of period	$4,598,856	$2,758,552

9. INVENTORIES

	June 30
	2008	2007
Finished goods	$4,171,556	$4,970,246
Work in process	18,046,400	17,709,335
Raw materials	1,087,955	1,492,129
Supplies and spare parts	1,161,201	991,054

	24,467,112	25,162,764
Allowance for losses	(1,108,335)	(1,117,420)

	$23,358,777	$24,045,344

10. INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30
	2008		2007
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
Vanguard International Semiconductor Corporation (VIS)	$10,111,033	37	$5,824,030	27
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	8,641,503	39	8,289,538	39
VisEra Holding Company (VisEra Holding)	2,203,387	49	2,065,504	49

	$20,955,923		$16,179,072

In August 2007, the Company acquired additional 169,600 thousand shares in VIS for NT$4,927,865 thousand; after the acquisition, the Company’s percentage of ownership in VIS increased from 27% to 37%.

For the six months ended June 30, 2008 and 2007, net equity in earnings of equity method investees of NT$856,517 thousand and NT$849,164 thousand was recognized, respectively. The related equity in earnings of equity method investees was determined based on the audited financial statements of the investees for the same periods as the Company.

As of June 30, 2008 and 2007, fair values of publicly traded stocks in investments accounted for using equity method (VIS) was NT$13,907,807 thousand and NT$14,838,055 thousand, respectively.

Movements of the difference between the cost of investment and the Company’s share in investees’ net assets allocated to depreciable assets for the six months ended June 30, 2008 and 2007 were as follows:

	Six Months Ended June 30
	2008	2007
Balance, beginning of period	$2,589,742	$952,159
Amortization	(299,561)	(98,499)

Balance, end of period	$2,290,181	$853,660

The ending balances of the aforementioned difference allocated to goodwill were NT$987,349 thousand and NT$213,984 thousand as of June 30, 2008 and 2007, respectively. There were no addition or impairment during the six months ended in June 30, 2008 and 2007.

11.	FINANCIAL ASSETS CARRIED AT COST

	June 30
	2008	2007
Non-publicly traded stocks	$3,357,553	$3,282,006
Funds	382,608	382,305

	$3,740,161	$3,664,311

12. PROPERTY, PLANT AND EQUIPMENT

	Six Months Ended June 30, 2008
	Balance,				Effect of
	Beginning				Exchange Rate	Balance,
	of Period	Additions	Disposals	Reclassification	Changes	End of Period
Cost
Land and land improvements	$942,197	$—	$—	$—	$(54,132)	$888,065
Buildings	118,640,027	1,869,513	(1,887)	(1,096)	(501,499)	120,005,058
Machinery and equipment	646,419,427	32,169,313	(624,202)	26,910	(3,324,709)	674,666,739
Office equipment	11,829,640	561,994	(109,057)	(201,470)	(89,735)	11,991,372
Leased asset	652,296	13,381	—	—	(1,946)	663,731

	778,483,587	$34,614,201	$(735,146)	$(175,656)	$(3,972,021)	808,214,965

Accumulated depreciation
Land and land improvements	262,703	$14,070	$—	$—	$(17,220)	$259,553
Buildings	63,239,922	4,379,585	(1,887)	402	(206,147)	67,411,875
Machinery and equipment	467,665,072	33,485,290	(612,529)	(102,034)	(2,632,607)	497,803,192
Office equipment	8,796,752	602,090	(108,768)	(104,770)	(73,729)	9,111,575
Leased asset	135,118	16,398	—	—	(292)	151,224

	540,099,567	$38,497,433	$(723,184)	$(206,402)	$(2,929,995)	574,737,419

Advance payments and construction in progress	21,868,167	$6,240,442	$—	$(45,850)	$657,992	28,720,751

	$260,252,187					$262,198,297

	Six Months Ended June 30, 2007
		Effect of
		Inclusion
	Balance,	of Newly				Effect of
	Beginning	Consolidated				Exchange Rate	Balance,
	of Period	Subsidiaries	Additions	Disposals	Reclassification	Changes	End of Period
Cost
Land and land improvements	$844,644	$101,518	$—	$—	$—	$3,601	$949,763
Buildings	112,595,124	71,053	3,113,451	(31,835)	6,414	280,823	116,035,030
Machinery and equipment	579,825,289	2,426,958	22,764,350	(312,119)	752,244	584,296	606,041,018
Office equipment	10,646,725	546,654	521,245	(169,148)	14,105	(136,282)	11,423,299
Leased asset	612,941	—	—	—	—	18,356	631,297

	704,524,723	$3,146,183	$26,399,046	$(513,102)	$772,763	$750,794	735,080,407

Accumulated depreciation
Land and land improvements	234,377	$—	$14,972	$—	$—	$873	250,222
Buildings	54,288,225	1,111	4,431,273	(30,957)	—	46,504	58,736,156
Machinery and equipment	400,579,587	584,246	33,363,432	(304,550)	519,139	266,886	435,008,740
Office equipment	7,839,303	76,062	615,224	(168,966)	(327)	23,280	8,384,576
Leased asset	96,592	—	15,561	—	—	2,974	115,127

	463,038,084	$661,419	$38,440,462	$(504,473)	$518,812	$340,517	502,494,821

Advance payments and construction in progress	12,607,551	$480,130	$18,838,618	$—	$172,639	$(79,244)	32,019,694

	$254,094,190						$264,605,280

The Company entered into agreements to lease buildings that qualify as capital leases. The term of the leases is from December 2003 to December 2013. The future minimum lease payments as of June 30, 2008 is NT$738,400 thousand.

13.	DEFERRED CHARGES, NET

	Six Months Ended June 30, 2008
	Balance,					Effect of
	Beginning of					Exchange Rate	Balance, End of
	Period	Additions	Amortization	Disposals	Reclassification	Changes	Period
Technology license fee	$5,819,148	$8,756	$(844,135)	$—	$—	$(6,782)	$4,976,987
Software and system design costs	1,449,603	724,153	(400,817)	(14,279)	59	(81)	1,758,638
Others	654,850	460,282	(95,262)	—	—	(330)	1,019,540

	$7,923,601	$1,193,191	$(1,340,214)	$(14,279)	$59	$(7,193)	$7,755,165

	Six Months Ended June 30, 2007
		Effect of
		Inclusion of
	Balance,	Newly					Effect of
	Beginning of	Consolidated					Exchange	Balance, End
	Period	Subsidiaries	Additions	Amortization	Disposals	Reclassification	Rate Changes	of Period
Technology license fee	$4,132,174	$201,941	$841,551	$(869,455)	$—	$(296,451)	$(4,573)	$4,005,187
Software and system design costs	1,669,781	2,778	572,564	(488,074)	(281)	(426,590)	1,911	1,332,089
Others	134,960	29,312	16,273	(70,133)	—	296,451	33,216	440,079

	$5,936,915	$234,031	$1,430,388	$(1,427,662)	$(281)	$(426,590)	$30,554	$5,777,355

14.	SHORT-TERM BANK LOANS

	June 30
	2008	2007
Unsecured loan:
Repayable by October 2007, annual interest at 6.22%	$—	$98,580

15.	BONDS PAYABLE

	June 30
	2008	2007
Domestic unsecured bonds:
Issued in December 2000 and repayable in December 2007, 5.36% interest payable annually	$—	$4,500,000
Issued in January 2002 and repayable in January 2009 and 2012 in two installments, 2.75% and 3.00% interest payable annually, respectively	12,500,000	12,500,000

	12,500,000	17,000,000
Current portion	(8,000,000)	(4,500,000)

	$4,500,000	$12,500,000

As of June 30, 2008, future principal repayments for the bonds were as follows:

Year of Repayment	Amount
2009	$8,000,000
2012	4,500,000

$12,500,000

16.	LONG-TERM BANK LOANS

	June 30
	2008	2007
Secured loans:
Repayable from August 2009 in 17 quarterly installments, annual interest at 2.94%-3.67%	$721,020	$—
US$20,000 thousand, repayable in full in one lump sum payment in November 2010, annual interest at 3.62% in 2008 and 5.77% in 2007	607,442	654,780
Repayable from December 2007 in 8 semi-annual installments, annual interest at 2.95%-3.23% in 2008 and 2.39%-3.20% in 2007	361,500	522,000
Repayable from March 2007 in 12 quarterly installments, annual interest at 3.06%-3.21% in 2008 and 2.79%-3.02% in 2007	63,708	156,180
Repayable from May 2007 in 16 quarterly installments, annual interest at 2.85%-2.93% in 2008 and 2.48%-2.61% in 2007	46,235	63,047
Repayable from April 2005 in 16 quarterly installments, annual interest at 2.85%-2.93% in 2008 and 2.51%-2.61% in 2007	26,985	62,965
Repayable from February 2005 in 17 quarterly installments, annual interest at 3.06%-3.09% in 2008 and 2.65%-4.53% in 2007	24,190	57,150
Unsecured loans:
Science Park Administration (SPA) SOC loan, repayable from October 2003 in 20 quarterly installments, interest-free	696	3,481

	1,851,776	1,519,603
Current portion	(261,656)	(281,509)

	$1,590,120	$1,238,094

Pursuant to the loan agreements, financial ratios calculated based on annual audited financial statements of TSMC Shanghai as well as semi-annual and annual financial statements of XinTec must comply with predetermined financial covenants. As of June 30, 2008, TSMC Shanghai and XinTec were in compliance with all such financial covenants.

As of June 30, 2008, future principal repayments for the long-term bank loans were as follows:

Year of Repayment	Amount
2008 (3rd to 4th quarter)	$140,059
2009	283,012
2010	909,049
2011	231,248
2012	173,045
2013 and thereafter	115,363

$1,851,776

17.	OTHER LONG-TERM PAYABLES

	June 30
	2008	2007
Payables for acquisition of property, plant and equipment (Note 29i)	$7,883,591	$7,653,920
Payables for royalties	3,018,059	3,777,162

	10,901,650	11,431,082
Current portion (classified under accrued expenses and other current liabilities)	(2,012,071)	(2,433,227)

	$8,889,579	$8,997,855

The payables for royalties were primarily attributable to several license arrangements that the Company entered into for certain semiconductor-related patents.

As of June 30, 2008, future payments for other long-term payables were as follows:

Year of Payment	Amount
2008 (3rd and 4th quarter)	$1,613,276
2009	544,551
2010	465,630
2011	394,602
2012	—
2013 and thereafter	7,883,591

$10,901,650

18.	PENSION PLANS

The pension mechanism under the Act is deemed a defined contribution plan. Pursuant to the Act, TSMC, GUC, XinTec and Mutual-Pak have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC Shanghai, TSMC Europe and TSMC Canada are required by local regulations to make monthly contributions at certain percentages of the basic salary of their employees. Pursuant to the aforementioned Act and local regulations, the Company recognized pension cost of NT$389,317 thousand and NT$349,974 thousand for the six months ended June 30, 2008 and 2007, respectively.

TSMC, GUC and XinTec have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s service years and average monthly salary for the six-month period prior to retirement. TSMC, GUC and XinTec contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committees and deposited in the name of the committees in the Bank of Taiwan (originally the Central Trust of China, which was merged into the Bank of Taiwan on July 1, 2007). The Company recognized pension cost of NT$135,061 thousand and NT$162,471 thousand for the six months ended June 30, 2008 and 2007, respectively.

Changes in the Fund and accrued pension cost under the defined benefit plan are summarized as follows:

	Six Months Ended June 30
	2008	2007
The Fund
Balance, beginning of period	$2,184,435	$1,942,850
Contributions	111,621	117,333
Interest	72,210	46,911
Payments	(13,726)	—

Balance, end of period	$2,354,540	$2,107,094

Accrued pension cost
Balance, beginning of period	$3,665,522	$3,540,060
Accruals	33,050	52,317

Balance, end of period	$3,698,572	$3,592,377

19.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rates and income tax currently payable was as follows:

	Six Months Ended June 30
	2008	2007
Income tax expense based on “income before income tax” at statutory rate (25%)	$16,115,433	$12,194,593
Tax-exempt income	(5,101,163)	(2,797,992)
Temporary and permanent differences	741,646	22,136
Others	41,333	—
Additional tax at 10% on unappropriated earnings	13,926	2,710,911
Net operating loss carryforwards used	(330,739)	(394,260)
Investment tax credits used	(5,672,001)	(7,326,453)

Income tax currently payable	$5,808,435	$4,408,935

b.	Income tax expense consisted of the following:

Income tax currently payable	$5,808,435	$4,408,935
Other income tax adjustments	(670,210)	(353,921)
Net change in deferred income tax assets
Investment tax credits	1,216,954	3,031,364
Net operating loss carryforwards	243,615	385,717
Temporary differences	(268,565)	(929,952)
Adjustments in valuation allowance	508,523	(3,040,698)

Income tax expense	$6,838,752	$3,501,445

c.	Net deferred income tax assets consisted of the following:

	June 30
	2008	2007
Current deferred income tax assets
Investment tax credits	$6,126,540	$5,705,247
Temporary differences	759,818	721,288
Valuation allowance	(500,227)	(529,750)

	$6,386,131	$5,896,785

Noncurrent deferred income tax assets
Investment tax credits	$7,914,720	$11,604,631
Net operating loss carryforwards	3,469,904	4,419,258
Temporary differences	(2,456,221)	(2,606,878)
Valuation allowance	(4,143,549)	(4,886,371)

	$4,784,854	$8,530,640

As of June 30, 2008, the net operating loss carryforwards were generated by WaferTech, TSMC Development, TSMC Technology and XinTec and would expire on various dates through 2026.

d.	Integrated income tax information:

The balance of the imputation credit account (ICA) of TSMC as of June 30, 2008 and 2007 was NT$12,141,222 thousand and NT$2,759,715 thousand, respectively.

The creditable ratio for distribution of TSMC’s earnings of 2007 and 2006 was 9.83% (expected) and 5.23%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The expected creditable ratio may change when the actual distribution of imputation credit is made.

e.	All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

f.	As of June 30, 2008, investment tax credits of TSMC, GUC, XinTec and Mutual-Pak consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$22,338	$1,207	2008
		14,328	14,328	2009
		6,182,791	2,740,391	2010
		4,657,963	4,657,963	2011
		1,535,176	1,535,176	2012

		$12,412,596	$8,949,065

(Continued)

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year
Statute for Upgrading Industries	Research and development expenditures	$1,009,834	$—	2008
		1,173,396	19,340	2009
		1,887,856	1,865,255	2010
		1,971,389	1,971,389	2011
		1,156,005	1,156,004	2012

		$7,198,480	$5,011,988

Statute for Upgrading Industries	Personnel training expenditures	$21,998	$20	2009
		47,024	47,024	2010
		32,426	32,426	2011
		737	737	2012

		$102,185	$80,207

(Concluded)
g.	The profits generated from the following projects of TSMC, GUC and XinTec are exempt from income tax for a five-year period:

Tax-Exemption Periods
Construction of Fab 14 - Module A	2006 to 2010
Construction of Fab 12 - Module B and expansion of Fab 14 - Module A	2007 to 2011
2003 plant expansion of GUC	2007 to 2011
2003 plant expansion of XinTec	2007 to 2011
h.	The tax authorities have examined income tax returns of TSMC through 2005.
20. LABOR COST, DEPRECIATION AND AMORTIZATION

	Six Months Ended June 30, 2008
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$10,294,436	$8,505,686	$18,800,122
Labor and health insurance	384,315	238,801	623,116
Pension	319,124	205,254	524,378
Meal	237,428	95,051	332,479
Welfare	338,003	138,817	476,820
Others	102,942	78,497	181,439

	$11,676,248	$9,262,106	$20,938,354

Depreciation	$36,348,092	$2,140,748	$38,488,840

Amortization	$925,533	$414,681	$1,340,214

	Six Months Ended June 30, 2007
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$5,563,485	$3,658,331	$9,221,816
Labor and health insurance	308,652	185,827	494,479
Pension	315,671	196,774	512,445
Meal	225,688	85,861	311,549
Welfare	135,627	127,894	263,521
Others	62,907	238,830	301,737

	$6,612,030	$4,493,517	$11,105,547

Depreciation	$36,367,346	$2,055,785	$38,423,131

Amortization	$945,814	$481,249	$1,427,063

21. SHAREHOLDERS’ EQUITY
As of June 30, 2008, 1,086,575 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,432,874 thousand (one ADS represents five common shares).
Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of TSMC’s paid-in capital. Also, the capital surplus from long-term investments may not be used for any purpose.
Capital surplus consisted of the following:

	June 30
	2008	2007
From merger	$23,276,911	$24,003,546
Additional paid-in capital	18,295,464	19,422,365
From convertible bonds	9,077,065	9,360,424
From long-term investments	164,871	448,264
From treasury stock transactions	102,279	490,950
Donations	55	55

	$50,916,645	$53,725,604

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and bonus to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;
Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.
Any appropriations of the profits are subjected to shareholders’ approval in the following year.
For the six months ended June 30, 2008, TSMC has recorded bonuses to employees and directors with a charge to earnings of approximately 15% of net income. Material differences between such estimated amounts and the amounts proposed by the Board of Directors subsequent to the end of the fiscal year are adjusted for in the earnings of the current year. If the actual amounts subsequently resolved by the shareholders differ from the proposed amounts by the Board of Directors, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If stock bonuses are resolved to be distributed to employees, the number of shares is determined by dividing the amount of bonuses by the closing price (after considering the effect of cash and stock dividends) of the shares on the day preceding the shareholders’ meeting.
TSMC no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.
The appropriation for legal capital reserve shall be made until the reserve equals TSMC’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if TSMC has no unappropriated earnings and the reserve balance has exceeded 50% of TSMC’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of TSMC’s paid-in capital, up to 50% of the reserve may be transferred to capital.
A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2007 and 2006 had been approved in TSMC’s shareholders meetings held on June 13, 2008 and May 7, 2007, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2007	Year 2006	Year 2007	Year 2006
Legal capital reserve	$10,917,709	$12,700,973
Special capital reserve	(237,693)	(11,192)
Bonus to employees — in cash	3,939,883	4,572,798
Bonus to employees — in stock	3,939,883	4,572,798
Cash dividends to shareholders	76,881,311	77,489,064	$3.00	$3.00
Stock dividends to shareholders	512,542	516,594	0.02	0.02
Bonus to directors and supervisors	176,890	285,800

	$96,130,525	$100,126,835

TSMC’s shareholders meetings held on June 13, 2008 and May 7, 2007 also resolved to distribute stock dividends out of capital surplus in the amount of NT$768,813 thousand and NT$774,891 thousand, respectively.
The amounts of the appropriations of earnings for 2007 and 2006 were consistent with the resolutions of the meetings of TSMC’s Board of Directors held on February 19, 2008 and February 6, 2007. If the above bonus to employees, directors and supervisors had been paid entirely in cash and charged to earnings of 2007 and 2006, the consolidated basic earnings per share (after income tax) for the years ended December 31, 2007 and 2006 shown in the respective financial statements would have decreased from NT$4.14 to NT$3.84 and NT$4.93 to NT$4.56, respectively. The shares distributed as a bonus to employees represented 1.49% and 1.77% of TSMC’s total outstanding common shares as of December 31, 2007 and 2006, respectively.
The information about the appropriations of bonuses to employees, directors and supervisors is available at the Market Observation Post System website.
Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.
22. STOCK-BASED COMPENSATION PLANS
TSMC’s Employee Stock Option Plans under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equals to the closing price of TSMC’s common shares listed on the TSE on the grant date.
Options of the plans that had never been granted or had been granted but subsequently cancelled had expired as of June 30, 2008.

Information about TSMC’s outstanding stock options for the six months ended June 30, 2008 and 2007 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)
Six months ended June 30, 2008

Balance, beginning of period	41,875	$37.4
Options exercised	(4,267)	40.2
Options cancelled	(260)	46.8

Balance, end of period	37,348	37.0

Six months ended June 30, 2007

Balance, beginning of period	52,814	$37.9
Options granted	1,094	37.9
Options exercised	(7,401)	40.1
Options cancelled	(598)	45.2

Balance, end of period	45,909	37.6

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.
As of June 30, 2008, information about TSMC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-			Weighted-
		average	Weighted-		average
Range of	Number of	Remaining	average	Number of	Exercise
Exercise	Options (in	Contractual	Exercise	Options (in	Price
Price (NT$)	Thousands)	Life (Years)	Price (NT$)	Thousands)	(NT$)
$25.9-$36.4	26,488	4.66	$33.0	26,488	$33.0
38.9-51.3	10,860	6.40	46.6	8,816	46.3

	37,348		37.0	35,304	36.3

GUC’s Employee Stock Option Plans, consisting of the GUC 2003 Plan and GUC 2002 Plan, were approved by its Board of Directors on January 23, 2003 and July 1, 2002, respectively. The maximum number of options authorized to be granted under the GUC 2003 Plan and GUC 2002 Plan was 7,535 and 5,000, respectively, with each option eligible to subscribe for one thousand common shares of GUC when exercisable. The options may be granted to qualified employees of GUC. The options of all the plans are valid for six years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Moreover, the GUC 2007 Plan, GUC 2006 Plan and GUC 2004 Plan were approved by the SFB on November 28, 2007, July 3, 2006 and August 16, 2004 to grant a maximum of 1,999 options, 3,665 options and 2,500 options, respectively, with each option eligible to subscribe for one thousand common shares of GUC when exercisable. The options may be granted to qualified employees of GUC or any of its subsidiaries. Except for the options of the GUC 2006 Plan which are valid until August 15, 2011, the options of the other two GUC option Plans were valid for six years. Options of all three Plans are exercisable at certain percentages subsequent to the second anniversary of the grant date.
Information about GUC’s outstanding stock options for the six months ended June 30, 2008 and 2007 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Prices (NT$)
Six months ended June 30, 2008

Balance, beginning of period	7,598	$60.3
Options exercised	(462)	10.3
Options cancelled	(66)	194.0

Balance, end of period	7,070	61.5

Six months ended June 30, 2007

Balance, beginning of period	7,342	$14.0
Options exercised	(935)	10.2
Options cancelled	(68)	16.3

Balance, end of period	6,339	14.6

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by GUC in accordance with the plans.
As of June 30, 2008, information about GUC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-			Weighted-
		average	Weighted-		average
Range of		Remaining	average		Exercise
Exercise	Number of	Contractual	Exercise	Number of	Price
Price (NT$)	Options	Life (Years)	Price (NT$)	Options	(NT$)
$9.6-$10.5	1,813	0.08-3.25	$9.9	641	$10.3
17.7	3,419	3.17	17.7	—	—
194.0	1,838	5.50	194.0	—	—

	7,070		61.5	641	10.3

XinTec’s Employee Stock Option Plans, consisting of the XinTec 2007 Plan and XinTec 2006 Plan, were approved by the SFB on June 26, 2007 and July 3, 2006, respectively. The maximum number of options authorized to be granted under the XinTec 2007 Plan and XinTec 2006 Plan was 6,000 thousand each, with each option eligible to subscribe for one common share of XinTec when exercisable. The options may be granted to qualified employees of XinTec or any of its subsidiaries. The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about XinTec’s outstanding stock options for the six months ended June 30, 2008 and 2007 as follows:

		Weighted-
	Number of	average
	Options	Exercise
	(in Thousands)	Price (NT$)
Six months ended June 30, 2008

Balance, beginning of period	9,642	$15.1
Options cancelled	(686)	15.4

Balance, end of period	8,956	15.1

Six months ended June 30, 2007

Balance, beginning of period	4,968	$13.0
Options granted	3,555	15.7
Options cancelled	(567)	13.9

Balance, end of period	7,956	14.2

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by XinTec in accordance with the plans.
As of June 30, 2008, information about XinTec’s outstanding options was as follows:

	Options Outstanding
		Weighted-
		average	Weighted-
Range of	Number of	Remaining	average
Exercise	Options (in	Contractual	Exercise
Price (NT$)	Thousands)	Life (Years)	Price (NT$)
$12.7-$14.7	5,048	8.25-8.54	$13.0
15.8-20.0	3,908	9.00-9.46	17.8

	8,956		15.1

As of June 30, 2008, there was no exercisable options in XinTec.

No compensation cost was recognized under the intrinsic value method for the six months ended June 30, 2008 and 2007. Had the Company used the fair value based method to evaluate the options using the Black-Scholes Model, the assumptions and pro forma results of the Company for the six months ended June 30, 2008 and 2007 would have been as follows:

Six Months Ended June 30
		2008	2007
Assumptions:
TSMC	Expected dividend yield	1.00%-3.44%	1.00%-3.44%
	Expected volatility	43.77%-46.15%	43.77%-46.15%
	Risk free interest rate	3.07%-3.85%	3.07%-3.85%
	Expected life	5 years	5 years

GUC	Expected dividend yield	0.00%-0.60%	—
	Expected volatility	22.65%-45.47%	22.65%-41.74%
	Risk free interest rate	2.12%-2.56%	2.23%-2.56%
	Expected life	3-6 years	3-6 years

XinTec	Expected dividend yield	0.80%	—
	Expected volatility	31.79%-47.42%	37.73%-47.42%
	Risk free interest rate	1.88%-2.45%	1.88%-1.94%
	Expected life	3 years	3 years

Net income attributable to shareholders of the parent:
As reported		$ 56,913,888	$ 44,322,581
Pro forma		56,802,663	44,112,157

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported		$ 2.22	$ 1.68
Pro forma basic EPS		2.22	1.67
Diluted EPS as reported		2.22	1.68
Pro forma diluted EPS		2.21	1.67
23. TREASURY STOCK
(Shares in Thousands)

	Beginning			Ending
	Shares	Addition	Retirement	Shares
Six months ended June 30, 2008

Parent company stock held by subsidiaries	34,096	—	—	34,096
Repurchase under share buyback plan	800,000	216,674	800,000	216,674

	834,096	216,674	800,000	250,770

Six months ended June 30, 2007

Parent company stock held by subsidiaries	33,926	170	—	34,096

As of June 30, 2008 and 2007, the book value of the treasury stock was NT$14,845,498 thousand and NT$918,075 thousand, respectively; the market value was NT$16,300,044 thousand and NT$2,417,400 thousand, respectively. TSMC’s common shares held by subsidiaries were treated as treasury stock and the holders are entitled to the rights of shareholders, with the exception of voting right.

TSMC held a meeting of the Board of Directors on November 13, 2007 and approved a share buyback plan to repurchase the TSMC’s common shares up to 800,000 thousand shares listed on the TSE during the period from November 14, 2007 to January 13, 2008 for the buyback price in the range from NT$43.2 to NT$94.2. TSMC had repurchased 800,000 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired on February 27, 2008.
TSMC held a meeting of the Board of Directors on May 13, 2008 and approved a share buyback plan to repurchase its common shares up to 500,000 thousand shares listed on the TSE during the period from May 14, 2008 to July 13, 2008 for the buyback price in the range from NT$48.25 to NT$100.50. As of June 30, 2008, TSMC had repurchased 216,674 thousand common shares for a total cost of NT$13,927,423 thousand. All of these treasury stock will be retired in the second half year of 2008.
24. EARNINGS PER SHARE

	Six Months Ended June 30
	2008		2007
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
Basic EPS (NT$)
Income for the period	$2.49	$2.22	$1.81	$1.68

The pro-forma adjusted EPS for stock dividends with ex-dividend date after the issuance of the financial statements	$2.44	$2.18	$1.77	$1.65

Diluted EPS (NT$)
Income for the period	$2.48	$2.22	$1.81	$1.68

The pro-forma adjusted EPS for stock dividends with ex-dividend date after the issuance of the financial statements	$2.43	$2.17	$1.77	$1.65

EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax
Six months ended June 30, 2008

Basic EPS
Income attributable to shareholders of the parent	$63,736,122	$56,913,888	25,587,867	$2.49	$2.22

Effect of dilutive potential common stock -
Bonus to employees	—	—	70,282
Stock options	—	—	17,817

Diluted EPS
Income attributable to shareholders of the parent (including effect of dilutive potential common stock)	$63,736,122	$56,913,888	25,675,966	$2.48	$2.22

Six months ended June 30, 2007

Basic EPS
Income attributable to shareholders of the parent	$47,816,720	$44,322,581	26,385,050	$1.81	$1.68

Effect of dilutive potential common stock — stock options	—	—	23,482

Diluted EPS
Income attributable to shareholders of the parent (including effect of dilutive potential common stock)	$47,816,720	$44,322,581	26,408,532	$1.81	$1.68

Potential shares from bonus to employees which will be settled in shares will be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of bonus to employees by the closing price of the common shares on the balance sheet date. The dilutive effect of the potential shares needs to be considered until the shares of employee bonus are resolved in the shareholders’ meeting in the following year.
25. DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	June 30
	2008		2007
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$44,912	$44,912	$1,921,749	$1,921,749
Available-for-sale financial assets	32,825,625	32,825,625	62,375,246	62,375,246
Held-to-maturity financial assets	13,012,119	13,004,523	30,697,637	30,616,918

Liabilities

Financial liabilities at fair value through profit or loss	118,146	118,146	3,474	3,474
Bonds payable (including current portion)	12,500,000	12,642,479	17,000,000	17,241,349
Long-term bank loans (including current portion)	1,851,776	1,851,776	1,519,603	1,519,603
Other long-term payables (including current portion)	10,901,650	10,901,650	11,431,082	11,431,082
Obligations under capital leases	663,731	663,731	631,297	631,297
b.	Methods and assumptions used in the estimation of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, short-term bank loans, payables, payables to contractors and equipment suppliers and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Fair values of financial assets/liabilities at fair value through profit or loss, available-for-sale and held-to-maturity financial assets other than derivatives and structured time deposits were based on their quoted market prices.

3)	Fair values of derivatives and structured time deposits were estimated using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Fair value of bonds payable was based on their quoted market price.

5)	Fair values of long-term bank loans, other long-term payables and obligations under capital leases were based on the present value of expected cash flows, which approximates their carrying amount.
c.	The changes in fair value during the six months ended June 30, 2008 and 2007 of derivatives estimated using valuation techniques were recognized as valuation losses of NT$94,918 thousand and valuation gains of NT$168,969 thousand, respectively.

d.	As of June 30, 2008 and 2007, financial assets exposed to fair value interest rate risk were NT$45,274,832 thousand and NT$92,995,718 thousand, respectively; financial liabilities exposed to fair value interest rate risk were NT$12,618,146 thousand and NT$17,003,474 thousand, respectively; financial assets exposed to cash flow interest rate risk were nil and NT$6,547,000 thousand, respectively; and financial liabilities exposed to cash flow interest rate risk were NT$1,851,080 thousand and NT$1,516,122 thousand, respectively.

e.	Movements of the unrealized gains or losses on financial instruments for the six months ended June 30, 2008 and 2007 were as follows:

	Six Months Ended June 30, 2008
		Equity in
		Valuation
	Valuation	Gain (Loss)
	Gain (Loss)	on Available-
	on Available-	for-sale
	for-sale	Financial
	Financial	Assets Held
	Assets	by Investees	Total
Balance, beginning of period	$627,838	$53,159	$680,997
Recognized directly in shareholders’ equity	481,508	(68,594)	412,914
Removed from shareholders’ equity and recognized in earnings	(625,162)	—	(625,162)

Balance, end of period	$484,184	$(15,435)	$468,749

	Six Months Ended June 30, 2007
		Equity in
		Valuation
	Valuation	Gain on
	Gain (Loss)	Available-
	on Available-	for-sale
	for-sale	Financial
	Financial	Assets Held
	Assets	by Investees	Total
Balance, beginning of period	$386,017	$175,598	$561,615
Recognized directly in shareholders’ equity	115,935	191	116,126
Removed from shareholders’ equity and recognized in earnings	(230,261)	—	(230,261)

Balance, end of period	$271,691	$175,789	$447,480

f.	Information about financial risk
1)	Market risk. The publicly traded stocks categorized as financial assets at fair value through profit or loss are exposed to market price fluctuations. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates would result in changes in fair value of these debt securities. The fair value of asset-backed securities is subject to price fluctuations in the unstable United States credit environment.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions, business organizations and government agencies. Management believes that the Company’s exposure to default by those parties is low.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments, bonds payable and bank loans. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.
26. RELATED PARTY TRANSACTIONS
Except as disclosed in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:
a.	Investees of TSMC

VIS (accounted for using equity method) SSMC (accounted for using equity method)

b.	VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method

c.	Others

Related parties over which the Company has significant influence but with which the Company had no material transactions.

	2008		2007
	Amount	%	Amount	%
Six months ended June 30

Sales
VIS	$46,425	—	$4,163	—
VisEra	29,172	—	695,618	—
SSMC	1,830	—	704	—

	$77,427	—	$700,485	—

Purchases
SSMC	$2,300,893	2	$2,765,116	3
VIS	1,741,101	2	1,692,673	2
VisEra	594	—	128	—

	$4,042,588	4	$4,457,917	5

	2008		2007
	Amount	%	Amount	%
Manufacturing expenses
VisEra	$74,343	—	$68,949	—
VIS	—	—	366	—

	$74,343	—	$69,315	—

Research and development expenses
VisEra	$8,699	—	$25,436	—

Non-operating income and gains
VIS (primarily technical service income; see Note 29f)	$181,670	2	$173,765	3
SSMC (primarily technical service income; see Note 29e)	131,194	2	116,257	2
VisEra	70,381	1	177,433	3

	$383,245	5	$467,455	8

As of June 30

Receivables
VisEra	$3,530	100	$332,324	100

Other receivables
VIS	$1,132,499	91	$809,153	75
SSMC	108,319	9	97,977	9
VisEra	—	—	165,598	16

	$1,240,818	100	$1,072,728	100

Payables
VIS	$690,644	57	$781,488	51
VisEra	501,436	42	11,076	1
SSMC	11,926	1	728,808	48

	$1,204,006	100	$1,521,372	100

Deferred credits
VisEra	$31,087	7	$93,262	8

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices were determined in accordance with mutual agreements.
TSMC deferred the gains (classified under deferred credits) derived from sales of property, plant and equipment to VisEra, and then recognized such gains (classified under non-operating income and gains) over the depreciable lives of the disposed assets.
TSMC leased certain buildings and facilities to VisEra. The related rental income was classified under non-operating income. The lease terms and prices were determined in accordance with mutual agreements. The lease agreement between TSMC and VisEra expired in April 2008.

27. PLEDGED OR MORTGAGED ASSETS
The Company provided certain assets as collateral mainly for long-term bank loans and land lease agreements, which were as follows:

	June 30
	2008	2007
Other financial assets	$27,798	$59,036
Property, plant and equipment, net	4,804,734	4,889,784

	$4,832,532	$4,948,820

28. SIGNIFICANT LONG-TERM LEASES
The Company leases several parcels of land and office premises from the SPA and Jhongli Industrial Park Service Center. These operating leases expire on various dates from December 2008 to December 2028 and can be renewed upon expiration.
The Company entered into lease agreements for its office premises and certain equipment located in the United State, Europe, Japan, Shanghai and Taiwan. These operating leases expire between 2008 and 2016 and can be renewed upon expiration.
As of June 30, 2008, future lease payments were as follows:

Year	Amount
2008 (3rd and 4th quarter)	$292,806
2009	560,645
2010	477,164
2011	332,793
2012	318,426
2013 and thereafter	2,375,438

$4,357,272

29. SIGNIFICANT COMMITMENTS AND CONTINGENCIES
Significant commitments and contingencies of the Company as of June 30, 2008, excluding those disclosed in other notes, were as follows:
a.	On June 20, 2004, TSMC and Philips (Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006) amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between TSMC and Philips (now NXP B.V.) will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, TSMC will pay Philips (now NXP B.V.) royalties based on a fixed amount mutually agreed-on, rather than under a certain percentage of TSMC’s annual net sales. TSMC and Philips (now NXP B.V.) agreed to cross license the patents owned by each party. TSMC also obtained through Philips (now NXP B.V.) a number of cross patent licenses.

b.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

c.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of June 30, 2008, TSMC had a total of US$54,538 thousand of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. TSMC and Philips (now NXP) committed to buy specific percentages of the production capacity of SSMC. TSMC and Philips (now NXP B.V.) are required, in the aggregate, to purchase up to 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) effective March 30, 1999. TSMC receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f.	TSMC provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. TSMC receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for TSMC certain products at prices as agreed by the parties.

g.	TSMC, TSMC North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referring to as “SMIC”). The lawsuits alleged that SMIC infringed multiple TSMC, TSMC North America and WaferTech patents and misappropriated TSMC, TSMC North America and WaferTech’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, Semiconductor Manufacturing International Corporation shall pay US$175 million over six years to resolve TSMC, TSMC North America and WaferTech’s claims. As of June 30, 2008, SMIC had paid US$105 million in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC North America and WaferTech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC, TSMC North America and WaferTech in the same court, alleging TSMC, TSMC North America and WaferTech of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC, TSMC North America and WaferTech’s August complaint. In November 2006, SMIC filed a complaint with Beijing People’s High Court against TSMC, TSMC North America and WaferTech alleging defamation and breach of good faith. The California State Superior Court of Alameda County issued an Order on TSMC, TSMC North America and WaferTech’s pre-trial motion for a preliminary injunction against SMIC on September 7, 2007. In the Order, the Court found “TSMC has demonstrated a significant likelihood that it will ultimately prevail on the merits of its claim for breach of certain paragraphs of the (2005) Settlement Agreement” with SMIC. The Court also found “TSMC has demonstrated a significant probability of establishing that SMIC retains and is using TSMC Information in SMIC’s 0.13um and smaller technologies, and there is significant threat of serious irreparable harm to TSMC if SMIC were to disclose or transfer that information before final resolution of the case.” Therefore, the Court ordered that, effective immediately, SMIC must provide advance notice and an opportunity for TSMC, TSMC North America and WaferTech to object before disclosing items enumerated in the Court Order to SMIC’s third party partners. The Court, however, did not grant a preliminary injunction as requested by TSMC, TSMC North America and WaferTech. The result of the above-mentioned litigation cannot be determined at this time.

h.	In April 2004, UniRAM Technology, Inc. (“UniRAM”) filed an action against MoSys Inc., TSMC and TSMC North America in the U.S. District Court for the Northern District of California, alleging patent infringement and trade secret misappropriation and seeking injunctive relief and damages. In 2007, the trade secret misappropriation portion of the case went to trial, and in September 2007, a jury-rendered a verdict awarding US$30.5 million to UniRAM Technology, Inc. The court rendered a final order on May 1, 2008 regarding injunctive and other relief sought by UniRAM. Other than ordering TSMC to pay the aforementioned jury award and other fees totaling US$36.49 million, the court also granted in part an injunction sought by UniRAM. Under the injunction, TSMC may not within 5 years disclose to third parties certain technologies items that were asserted by UniRAM as trade secrets. TSMC may continue to offer eDRAM related design and manufacturing services, so long as such services do not disclose the asserted UniRAM trade secret technology items. In the next 5 years, TSMC must also pay a design fee and an one percent royalty based upon TSMC’s eDRAM wafer sales price. Based upon the order, TSMC has already accrued US$36.49 million as part of accrued expenses and other current liabilities. TSMC intends to continue to pursue remedies against this verdict.

i.	The Company entered into an agreement with a counterparty in 2003 whereby TSMC Shanghai is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC Shanghai is obligated to compensate the counterparty for the loss incurred. The property, plant and equipment have been in use by TSMC Shanghai since 2004 and are being depreciated over their estimated service lives. The related obligation totaled NT$7,883,591 thousand as of June 30, 2008 is included in other long-term payables on the Company’s consolidated balance sheets.
30. ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the SFB for TSMC and its investees in which all significant intercompany balances and transactions are eliminated upon consolidation:
a.	Financing provided: None

b.	Endorsement/guarantee provided: None

c.	Marketable securities held: Please see Table 1 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 2 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

i.	Names, locations, and related information of investees over which TSMC exercises significant influence: Please see Table 6 attached;

j.	Information on investment in Mainland China
1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investment: Please see Table 7 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Table 8 attached.
k.	Intercompany relationships and significant intercompany transactions: Please see Table 8 attached.

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES HELD
JUNE 30, 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				June 30, 2008
							Market Value or Net
				Shares/Units	Carrying Value	Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)	Ownership (%)	(US$ in Thousands)	Note
TSMC	Open-end mutual funds
	Capital Income Fund	—	Available-for-sale financial assets	131,256	$2,001,916	N/A	$2,001,916
	PCA Well Pool Fund	—	”	132,553	1,700,941	N/A	1,700,941

	Corporate bond
	Hua Nan Bank	—	Available-for-sale financial assets	—	1,587,105	N/A	1,587,105
	Cathay Bank	—	”	—	1,190,901	N/A	1,190,901
	Formosa Petrochemical Corporation	—	”	—	399,921	N/A	399,921
	Formosa Petrochemical Corporation	—	Held-to maturity financial assets	—	3,589,118	N/A	3,568,319
	Taiwan Power Company	—	”	—	1,731,903	N/A	1,731,831
	Nan Ya Plastics Corporation	—	”	—	1,303,820	N/A	1,302,377
	CPC Corporation, Taiwan	—	”	—	1,200,219	N/A	1,199,569
	China Steel Corporation	—	”	—	1,000,000	N/A	989,215
	Formosa Plastic Corporation	—	”	—	395,277	N/A	395,161
	Shanghai Commercial & Saving Bank	—	”	—	295,870	N/A	295,790

	Government bond
	2003 Asian Development Bank Govt. Bond	—	Held-to maturity financial assets	—	864,201	N/A	875,103
	2003 Government Bond Series F	—	”	—	799,930	N/A	799,724
	2003 Government Bond Series H	—	”	—	700,162	N/A	700,434
	European Investment Bank Bonds	—	”	—	381,952	N/A	400,000
	2004 Government Bond Series B	—	”	—	249,667	N/A	250,243

	Stocks
	TSMC Global	Subsidiary	Investment accounted for using equity method	1	41,946,173	100	41,946,173
	TSMC International	Subsidiary	”	987,968	27,447,357	100	27,447,357
	VIS	Investee accounted for using equity method	”	616,240	9,926,933	36	13,711,350
	SSMC	Investee accounted for using equity method	”	463	8,641,503	39	7,770,858
	TSMC Partners	Subsidiary	”	300	3,534,832	100	3,534,832
	TSMC North America	Subsidiary	”	11,000	2,246,123	100	2,246,123
	XinTec	Investee with a controlling financial interest	”	91,703	1,396,316	43	1,353,773
	GUC	Investee with a controlling financial interest	”	42,572	798,498	37	9,451,063
	TSMC Europe	Subsidiary	”	—	107,796	100	107,796
	TSMC Japan	Subsidiary	”	6	104,842	100	104,842
	TSMC Korea	Subsidiary	”	80	15,286	100	15,286
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783	193,584	10	272,594
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500	105,000	7	348,439
	W.K. Technology Fund IV	—	”	4,000	40,000	2	45,875
	Hontung Venture Capital Co., Ltd.	—	”	2,633	26,329	10	20,306
(Continued)

				June 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		$312,949	12		$312,949
	Crimson Asia Capital	—	”	—		69,659	1		69,659

	Capital
	TSMC Shanghai	Subsidiary	Investment accounted for using equity method	—		7,574,803	100		7,568,345
	VTAF III	Subsidiary	”	—		1,106,412	98		1,093,659
	VTAF II	Subsidiary	”	—		963,211	98		958,755
	Emerging Alliance	Subsidiary	”	—		388,216	99		388,216
	Chi Cheng	Subsidiary	”	—		221,911	36		680,475	Treasury stock of NT$458,564 thousand is deducted from the carrying value
	Hsin Ruey	Subsidiary	”	—		220,092	36		679,603	Treasury stock of NT$459,511 thousand is deducted from the carrying value

Chi Cherng	Stocks
	TSMC	Parent Company	Available-for-sale financial assets	17,032		1,107,080	—		1,107,080
	VIS	Investee accounted for using equity method	Investments accounted for using equity method	5,082		103,235	—		113,073

	Capital
	Hsin Ruey	Same parent company	Investments accounted for using equity method	—		964,748	64		1,424,259

Hsin Ruey	Stocks
	TSMC	Parent Company	Available-for-sale financial assets	17,064		1,109,155	—		1,109,155
	VIS	Investee accounted for using equity method	Investments accounted for using equity method	3,748		80,865	—		83,384

	Capital
	Chi Cherng	Same parent company	Investments accounted for using equity method	—		967,488	64		1,426,052

TSMC North America	Preferred stock
	NeXen, Inc.	—	Financial assets carried at cost	328	US$	656	1	US$	1,912

TSMC International	Stocks
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	Investments accounted for using equity method	7,680	US$	9,841	97	US$	9,841
	InveStar Semiconductor Development Fund, Inc.(II) LDC. (ISDF II)	Subsidiary	”	41,027	US$	43,875	97	US$	43,875
	TSMC Development, Inc. (TSMC Development)	Subsidiary	”	—	US$	675,749	100	US$	675,749
	TSMC Technology	Subsidiary	”	—	US$	8,129	100	US$	8,129

TSMC Development	Stocks
	WaferTech	Subsidiary	Investments accounted for using equity method	—	US$	193,376	100	US$	193,376

TSMC Partners	Common stock
	VisEra Holding Company	Investee accounted for using equity method	Investments accounted for using equity method	43,000	US$	72,590	49	US$	72,590
	TSMC Canada	Subsidiary	”	2,300	US$	2,876	100	US$	2,876
(Continued)

				June 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
Emerging Alliance	Common stock
	Pixim, Inc.	—	Financial assets carried at cost	1,036	US$	275	—	US$	275
	RichWave Technology Corp.	—	”	4,247	US$	1,648	10	US$	1,648
	Global Investment Holding Inc.	—	”	10,800		$100,000	6		$100,000

	Preferred stock
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	1	US$	250
	Axiom Microdevices, Inc.	—	”	1,000	US$	1,000	1	US$	1,000
	Miradia, Inc.	—	”	3,040	US$	1,000	3	US$	1,000
	Mobilygen	—	”	1,415	US$	750	1	US$	750
	Mosaic Systems, Inc.	—	”	2,481	US$	12	6	US$	12
	Next IO, Inc.	—	”	800	US$	500	4	US$	500
	Optichron, Inc.	—	”	714	US$	1,000	2	US$	1,000
	Optimal Corporation	—	”	—	US$	229	—	US$	229
	Pixim, Inc.	—	”	3,606	US$	862	2	US$	862
	QST Holding, LLC	—	”	—	US$	131	4	US$	131
	Teknovus, Inc.	—	”	6,977	US$	1,327	2	US$	1,327

	Capital
	VentureTech Alliance Holdings, L.L.C. (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—	US$	—	8	US$	—

VTAF II	Common stock
	Yobon	—	Financial assets carried at cost	1,875	US$	919	13	US$	919
	Sentelic	—	”	1,200	US$	2,040	15	US$	2,040
	Leadtrend	—	”	1,265	US$	660	5	US$	660
	RichWave Technology Corp.	—	”	1,043	US$	730	1	US$	730

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried cost	2,357	US$	1,768	11	US$	1,768
	Aquantia Corporation	—	”	2,108	US$	2,573	5	US$	2,573
	Audience, Inc.	—	”	5,335	US$	1,390	2	US$	1,390
	Axiom Microdevices, Inc.	—	”	6,326	US$	2,481	5	US$	2,481
	Beceem Communications	—	”	650	US$	1,600	1	US$	1,600
	GemFire Corporation	—	”	600	US$	68	1	US$	68
	Impinj, Inc.	—	”	475	US$	1,000	—	US$	1,000
	Miradia, Inc.	—	”	3,416	US$	3,106	3	US$	3,106
	Mobilygen	—	”	569	US$	149	—	US$	149
	Next IO, Inc.	—	”	2,510	US$	756	2	US$	756
	Optichron, Inc.	—	”	1,050	US$	1,844	4	US$	1,844
	Pixim, Inc.	—	”	6,348	US$	1,141	2	US$	1,141
	Power Analog Microelectronics	—	”	3,324	US$	2,409	14	US$	2,409
	QST Holding, LLC	—	”	—	US$	415	13	US$	415
	Teknovus, Inc.	—	”	1,599	US$	454	—	US$	454
	Tzero Technologies, Inc.	—	”	1,167	US$	2,008	2	US$	2,008
	Xceive	—	”	870	US$	1,177	2	US$	1,177

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—	US$	—	24	US$	—

VTAF III	Common stock
	Mutual-pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	4,590	US$	1,649	51	US$	1,649
(Continued)

				June 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Preferred stock
	Advasense Sensors, Inc.	—	Financial assets carried at cost	1,929	US$	1,834	6	US$	1,834
	Auramicro, Inc.	—	”	2,500	US$	750	17	US$	750
	BridgeLux, Inc.	—	”	3,333	US$	5,000	3	US$	5,000
	Exclara, Inc. (Formerly SynDitec, Inc.)	—	”	14,513	US$	2,412	19	US$	2,412
	GTBF, Inc.	—	”	1,154	US$	1,500	N/A	US$	1,500
	InvenSense	—	”	816	US$	1,000	1	US$	1,000
	M2000, Inc.	—	Financial assets carried at cost	3,000	US$	3,000	5	US$	3,000
	Neoconix, Inc.	—	”	2,458	US$	4,000	6	US$	4,000
	Powervation, Ltd.	—	”	191	US$	2,930	19	US$	2,930
	Quellan, Inc.	—	”	3,106	US$	3,500	6	US$	3,500
	Silicon Technical Services, LLC	—	”	1,055	US$	1,208	2	US$	1,208
	Tilera, Inc.	—	”	1,698	US$	2,360	3	US$	2,360
	Validity Sensors, Inc.	—	”	6,424	US$	2,545	3	US$	2,545

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—	US$	—	68	US$	—
	Growth Fund Limited (Growth Fund)	Subsidiary	”	—	US$	600	100	US$	600

Growth Fund	Common stock
	Staccato	—	Financial assets carried at cost	425	US$	495	1	US$	495

ISDF	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,364	US$	4,050	6	US$	4,050
	Capella Microsystems (Taiwan), Inc.	—	Financial assets carried at cost	530	US$	154	2	US$	154

	Preferred stock
	Integrated Memory Logic, Inc.	—	Financial assets carried at cost	2,872	US$	1,221	9	US$	1,221
	IP Unity, Inc.	—	”	1,008	US$	494	1	US$	494
	NanoAmp Solutions, Inc.	—	”	541	US$	853	2	US$	853
	Sonics, Inc.	—	”	1,843	US$	3,530	2	US$	3,530

ISDF II	Common stock
	Rich Tek Technology Corp.	—	Financial assets at fair value through profit or loss	92	US$	714	—	US$	714
	Memsic, Inc.	—	Available-for-sale financial assets	1,145	US$	3,399	5	US$	3,399
	Rich Tek Technology Corp.	—	”	261	US$	2,033	—	US$	2,033
	Ralink Technology (Taiwan), Inc.	—	”	1,440	US$	9,828	1	US$	9,828
	eLCOS Microdisplay Technology, Ltd.	—	Financial assets carried at cost	270	US$	27	1	US$	27
	EoNEX Technologies, Inc.	—	”	55	US$	1,524	5	US$	1,524
	Sonics, Inc.	—	”	2,220	US$	32	3	US$	32
	Epic Communication, Inc.	—	”	191	US$	37	1	US$	37
	EON Technology, Corp.	—	”	2,494	US$	691	3	US$	691
	Goyatek Technology, Corp.	—	”	2,088	US$	545	7	US$	545
	Trendchip Technologies Corp.	—	”	1,000	US$	574	3	US$	574
	Capella Microsystems (Taiwan), Inc.	—	”	534	US$	210	2	US$	210
	Auden Technology MFG. Co., Ltd.	—	”	1,049	US$	223	3	US$	223

	Preferred stock
	Alchip Technologies Limited	—	Financial assets carried at cost	6,979	US$	3,664	20	US$	3,664
	eLCOS Microdisplay Technology, Ltd.	—	”	3,500	US$	1,055	8	US$	1,055
	FangTek, Inc.	—	”	6,806	US$	3,250	16	US$	3,250
	Kilopass Technology, Inc.	—	”	3,887	US$	2,000	5	US$	2,000
	NanoAmp Solutions, Inc.	—	”	375	US$	1,500	1	US$	1,500
	Sonics, Inc.	—	”	2,115	US$	3,082	3	US$	3,082
(Continued)

				June 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
GUC	Common stock
	GUC-NA	Subsidiary	Investments accounted for using equity method	100		$21,170	100		$21,170
	GUC-Japan	Subsidiary	”	1		9,495	100		9,495
	GUC-Europe	Subsidiary	”	—		2,420	100		2,420

XinTec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		—	3		—

TSMC Global	Agency bonds
	Fed Hm Ln Pc Pool 1b1225	—	Available-for-sale financial assets	—	US$	111	N/A	US$	111
	Fed Hm Ln Pc Pool 1b2566	—	”	—	US$	138	N/A	US$	138
	Fed Hm Ln Pc Pool 1b2632	—	”	—	US$	158	N/A	US$	158
	Fed Hm Ln Pc Pool 1b2642	—	”	—	US$	216	N/A	US$	216
	Fed Hm Ln Pc Pool 1b2776	—	”	—	US$	309	N/A	US$	309
	Fed Hm Ln Pc Pool 1b2792	—	”	—	US$	206	N/A	US$	206
	Fed Hm Ln Pc Pool 1b2810	—	”	—	US$	269	N/A	US$	269
	Fed Hm Ln Pc Pool 1b7453	—	”	—	US$	2,452	N/A	US$	2,452
	Fed Hm Ln Pc Pool 1g0038	—	”	—	US$	273	N/A	US$	273
	Fed Hm Ln Pc Pool 1g0053	—	”	—	US$	341	N/A	US$	341
	Fed Hm Ln Pc Pool 1g0104	—	”	—	US$	132	N/A	US$	132
	Fed Hm Ln Pc Pool 1g1282	—	”	—	US$	3,552	N/A	US$	3,552
	Fed Hm Ln Pc Pool 1g1411	—	”	—	US$	3,077	N/A	US$	3,077
	Fed Hm Ln Pc Pool 1h2520	—	”	—	US$	2,409	N/A	US$	2,409
	Fed Hm Ln Pc Pool 1h2524	—	”	—	US$	1,815	N/A	US$	1,815
	Fed Hm Ln Pc Pool 780870	—	”	—	US$	595	N/A	US$	595
	Fed Hm Ln Pc Pool 781959	—	”	—	US$	3,176	N/A	US$	3,176
	Fed Hm Ln Pc Pool 782785	—	”	—	US$	228	N/A	US$	228
	Fed Hm Ln Pc Pool 782837	—	”	—	US$	436	N/A	US$	436
	Fed Hm Ln Pc Pool 783022	—	”	—	US$	488	N/A	US$	488
	Fed Hm Ln Pc Pool 783026	—	”	—	US$	276	N/A	US$	276
	Fed Hm Ln Pc Pool B19205	—	”	—	US$	6,068	N/A	US$	6,068
	Fed Hm Ln Pc Pool E01492	—	”	—	US$	1,667	N/A	US$	1,667
	Fed Hm Ln Pc Pool E89857	—	”	—	US$	1,217	N/A	US$	1,217
	Fed Hm Ln Pc Pool G11295	—	”	—	US$	1,002	N/A	US$	1,002
	Fed Hm Ln Pc Pool M80855	—	”	—	US$	2,688	N/A	US$	2,688
	Federal Home Ln Mtg Corp.	—	”	—	US$	888	N/A	US$	888
	Federal Home Ln Mtg Corp.	—	”	—	US$	998	N/A	US$	998
	Federal Home Ln Mtg Corp.	—	”	—	US$	1,966	N/A	US$	1,966
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,212	N/A	US$	2,212
	Federal Home Ln Mtg Corp.	—	”	—	US$	1,627	N/A	US$	1,627
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,034	N/A	US$	3,034
	Federal Home Ln Mtg Corp.	—	”	—	US$	1,729	N/A	US$	1,729
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,792	N/A	US$	2,792
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,579	N/A	US$	2,579
	Federal National Mort Assoc	—	”	—	US$	2,413	N/A	US$	2,413
	Federal Natl Mtg Assn	—	”	—	US$	1,673	N/A	US$	1,673
	Federal Natl Mtg Assn	—	”	—	US$	1,708	N/A	US$	1,708
	Federal Natl Mtg Assn	—	”	—	US$	2,010	N/A	US$	2,010
	Federal Natl Mtg Assn	—	”	—	US$	3,158	N/A	US$	3,158
	Federal Natl Mtg Assn Gtd	—	”	—	US$	1,466	N/A	US$	1,466
	Fnma Pool 255883	—	”	—	US$	2,965	N/A	US$	2,965
(Continued)

				June 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Fnma Pool 257245	—	Available-for-sale financial assets	—	US$	3,692	N/A	US$	3,692
	Fnma Pool 555549	—	”	—	US$	1,255	N/A	US$	1,255
	Fnma Pool 555715	—	”	—	US$	155	N/A	US$	155
	Fnma Pool 632399	—	”	—	US$	354	N/A	US$	354
	Fnma Pool 662401	—	”	—	US$	492	N/A	US$	492
	Fnma Pool 667766	—	”	—	US$	1,205	N/A	US$	1,205
	Fnma Pool 680932	—	”	—	US$	995	N/A	US$	995
	Fnma Pool 681393	—	”	—	US$	2,192	N/A	US$	2,192
	Fnma Pool 685116	—	”	—	US$	531	N/A	US$	531
	Fnma Pool 691283	—	”	—	US$	3,225	N/A	US$	3,225
	Fnma Pool 694287	—	”	—	US$	19	N/A	US$	19
	Fnma Pool 703711	—	”	—	US$	425	N/A	US$	425
	Fnma Pool 725095	—	”	—	US$	953	N/A	US$	953
	Fnma Pool 730033	—	”	—	US$	147	N/A	US$	147
	Fnma Pool 740934	—	”	—	US$	982	N/A	US$	982
	Fnma Pool 742232	—	”	—	US$	17	N/A	US$	17
	Fnma Pool 750798	—	”	—	US$	22	N/A	US$	22
	Fnma Pool 773246	—	”	—	US$	204	N/A	US$	204
	Fnma Pool 790828	—	”	—	US$	1,783	N/A	US$	1,783
	Fnma Pool 793932	—	”	—	US$	393	N/A	US$	393
	Fnma Pool 794040	—	”	—	US$	588	N/A	US$	588
	Fnma Pool 795548	—	”	—	US$	169	N/A	US$	169
	Fnma Pool 799664	—	”	—	US$	86	N/A	US$	86
	Fnma Pool 799868	—	”	—	US$	30	N/A	US$	30
	Fnma Pool 804764	—	”	—	US$	353	N/A	US$	353
	Fnma Pool 804852	—	”	—	US$	292	N/A	US$	292
	Fnma Pool 804962	—	”	—	US$	349	N/A	US$	349
	Fnma Pool 805163	—	”	—	US$	377	N/A	US$	377
	Fnma Pool 806642	—	”	—	US$	517	N/A	US$	517
	Fnma Pool 806721	—	”	—	US$	594	N/A	US$	594
	Fnma Pool 814418	—	”	—	US$	317	N/A	US$	317
	Fnma Pool 815626	—	”	—	US$	2,023	N/A	US$	2,023
	Fnma Pool 819423	—	”	—	US$	486	N/A	US$	486
	Fnma Pool 821129	—	”	—	US$	451	N/A	US$	451
	Fnma Pool 888499	—	”	—	US$	1,847	N/A	US$	1,847
	Fnma Pool 888502	—	”	—	US$	220	N/A	US$	220
	Fnma Pool 888507	—	”	—	US$	841	N/A	US$	841
	Fnma Pool 888515	—	”	—	US$	1,027	N/A	US$	1,027
	Fnma Pool 888519	—	”	—	US$	108	N/A	US$	108
	Fnma Pool 888527	—	”	—	US$	62	N/A	US$	62
	Fnma Pool 888738	—	”	—	US$	4,302	N/A	US$	4,302
	Fnma Pool 888793	—	”	—	US$	4,964	N/A	US$	4,964
	Fnma Pool 900296	—	”	—	US$	2,913	N/A	US$	2,913
	Gnma Ii Pool 081150	—	”	—	US$	398	N/A	US$	398
	Gnma Ii Pool 081153	—	”	—	US$	1,228	N/A	US$	1,228
	Gnma Pool 646061	—	”	—	US$	2,947	N/A	US$	2,947
	Fed Home Ln Bank	—	”	—	US$	5,173	N/A	US$	5,173
	Federal Farm Cr Bks	—	”	—	US$	3,511	N/A	US$	3,511
	Federal Home Ln Bks	—	”	—	US$	8,864	N/A	US$	8,864
	Federal Home Ln Bks	—	”	—	US$	3,730	N/A	US$	3,730
	Federal Home Ln Bks	—	”	—	US$	17,227	N/A	US$	17,227
	Federal Home Ln Bks	—	”	—	US$	5,145	N/A	US$	5,145
(Continued)

				June 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Federal Home Ln Bks	—	Available-for-sale financial assets	—	US$	12,438	N/A	US$	12,438
	Federal Home Ln Mtg	—	”	—	US$	5,079	N/A	US$	5,079
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,268	N/A	US$	3,268
	Federal Home Ln Mtg Corp.	—	”	—	US$	7,445	N/A	US$	7,445
	Federal Home Ln Mtg Disc Nts	—	”	—	US$	17,419	N/A	US$	17,419
	Federal Home Loan Bank	—	”	—	US$	4,634	N/A	US$	4,634
	Federal Home Loan Banks	—	”	—	US$	17,471	N/A	US$	17,471
	Federal Natl Mtg Assn	—	”	—	US$	10,262	N/A	US$	10,262
	Federal Natl Mtg Assn	—	”	—	US$	2,568	N/A	US$	2,568
	Federal Natl Mtg Assn	—	”	—	US$	3,633	N/A	US$	3,633
	Federal Natl Mtg Assn	—	”	—	US$	3,990	N/A	US$	3,990
	Federal Natl Mtg Assn Mtn	—	”	—	US$	3,076	N/A	US$	3,076
	Tennessee Valley Auth	—	”	—	US$	6,059	N/A	US$	6,059

	Corporate bonds
	Abbott Labs	—	Available-for-sale financial assets	—	US$	1,954	N/A	US$	1,954
	Abbott Labs	—	”	—	US$	1,508	N/A	US$	1,508
	American Gen Fin Corp.	—	”	—	US$	3,091	N/A	US$	3,091
	American Gen Fin Corp. Mtn	—	”	—	US$	3,466	N/A	US$	3,466
	American Gen Fin Corp. Mtn	—	”	—	US$	1,953	N/A	US$	1,953
	American Home Prods Corp.	—	”	—	US$	2,780	N/A	US$	2,780
	American Honda Fin Corp. Mtn	—	”	—	US$	3,143	N/A	US$	3,143
	Ameritech Capital Funding Co.	—	”	—	US$	485	N/A	US$	485
	Amgen Inc.	—	”	—	US$	2,994	N/A	US$	2,994
	Anz Cap Tr I	—	”	—	US$	968	N/A	US$	968
	Atlantic Richfield Co.	—	”	—	US$	2,174	N/A	US$	2,174
	Axa Finl Inc.	—	”	—	US$	2,087	N/A	US$	2,087
	Bank Amer Corp.	—	”	—	US$	2,796	N/A	US$	2,796
	Beneficial Corp. Mtn Bk Entry	—	”	—	US$	2,272	N/A	US$	2,272
	Bp Cap Mkts P L C	—	”	—	US$	2,784	N/A	US$	2,784
	Burlington Res Inc.	—	”	—	US$	3,601	N/A	US$	3,601
	Chase Manhattan Corp. New	—	”	—	US$	1,517	N/A	US$	1,517
	Chase Manhattan Corp. New	—	”	—	US$	2,090	N/A	US$	2,090
	Chase Manhattan Corp. New	—	”	—	US$	3,440	N/A	US$	3,440
	Colgate Palmolive Co. Mtn	—	”	—	US$	1,737	N/A	US$	1,737
	Consolidated Edison Inc.	—	”	—	US$	3,002	N/A	US$	3,002
	Credit Suisse First Boston USA	—	”	—	US$	349	N/A	US$	349
	Deere John Cap Corp. Mtn Bk Ent	—	”	—	US$	2,227	N/A	US$	2,227
	Depfa Acs Bank	—	”	—	US$	17,301	N/A	US$	17,301
	Duke Energy Co.	—	”	—	US$	2,378	N/A	US$	2,378
	European Invt Bk	—	”	—	US$	7,391	N/A	US$	7,391
	Fleet Boston Corp.	—	”	—	US$	2,580	N/A	US$	2,580
	France Telecom Sa	—	”	—	US$	1,206	N/A	US$	1,206
	Ge Global Ins Hldg Corp.	—	”	—	US$	1,878	N/A	US$	1,878
	General Dynamics Corp.	—	”	—	US$	2,135	N/A	US$	2,135
	General Elec Cap Corp. Mtn	—	”	—	US$	3,053	N/A	US$	3,053
	General Elec Cap Corp. Mtn	—	”	—	US$	1,617	N/A	US$	1,617
	General Elec Cap Corp. Mtn	—	”	—	US$	2,101	N/A	US$	2,101
	General Re Corp.	—	”	—	US$	3,206	N/A	US$	3,206
	Genworth Finl Inc.	—	”	—	US$	3,252	N/A	US$	3,252
	Goldman Sachs Group	—	”	—	US$	2,229	N/A	US$	2,229
	Hancock John Global Fdg II Mtn	—	”	—	US$	5,087	N/A	US$	5,087
(Continued)

				June 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Hancock John Global Fdg Mtn	—	Available-for-sale financial assets	—	US$	1,002	N/A	US$	1,002
	Hartford Finl Svcs Group Inc.	—	"	—	US$	1,332	N/A	US$	1,332
	Heller Finl Inc.	—	"	—	US$	1,935	N/A	US$	1,935
	Hewlett Packard Co.	—	"	—	US$	1,887	N/A	US$	1,887
	Hewlett Packard Co.	—	"	—	US$	1,500	N/A	US$	1,500
	Honeywell Intl Inc.	—	"	—	US$	988	N/A	US$	988
	Honeywell Intl Inc.	—	"	—	US$	1,059	N/A	US$	1,059
	Household Fin Corp.	—	"	—	US$	2,986	N/A	US$	2,986
	Household Fin Corp.	—	"	—	US$	3,030	N/A	US$	3,030
	Ing Sec Life Instl Fdg	—	"	—	US$	2,532	N/A	US$	2,532
	International Business Machs	—	"	—	US$	3,561	N/A	US$	3,561
	Intl Lease Fin Corp. Mtn	—	"	—	US$	2,955	N/A	US$	2,955
	JP Morgan Chase	—	"	—	US$	1,992	N/A	US$	1,992
	Kreditanstalt Fur Wiederaufbau	—	"	—	US$	8,710	N/A	US$	8,710
	Lehman Brothers Hldgs Inc.	—	"	—	US$	2,007	N/A	US$	2,007
	Lehman Brothers Hldgs Inc.	—	"	—	US$	974	N/A	US$	974
	Lehman Brothers Hldgs Inc.	—	"	—	US$	640	N/A	US$	640
	Massmutual Global Fdg II Mtn	—	"	—	US$	3,776	N/A	US$	3,776
	Mellon Fdg Corp.	—	"	—	US$	2,723	N/A	US$	2,723
	Metropolitan Life Global Mtn	—	"	—	US$	3,391	N/A	US$	3,391
	Mizuho Fin (Cayman)	—	"	—	US$	2,090	N/A	US$	2,090
	Monumental Global Fdg II	—	"	—	US$	1,504	N/A	US$	1,504
	Monunmetal Global Fdg II	—	"	—	US$	2,004	N/A	US$	2,004
	Mony Group Inc.	—	"	—	US$	2,102	N/A	US$	2,102
	Morgan Stanley	—	"	—	US$	1,580	N/A	US$	1,580
	Morgan Stanley	—	"	—	US$	3,380	N/A	US$	3,380
	Nationwide Life Global Fdg I	—	"	—	US$	3,596	N/A	US$	3,596
	New York Life Global Fdg	—	"	—	US$	2,418	N/A	US$	2,418
	Oracle Corp. / Ozark Hldg Inc.	—	"	—	US$	2,029	N/A	US$	2,029
	Premark Intl Inc.	—	"	—	US$	2,666	N/A	US$	2,666
	Pricoa Global Fdg I Mtn	—	"	—	US$	3,484	N/A	US$	3,484
	Principal Finl Group Australia	—	"	—	US$	992	N/A	US$	992
	Protective Life Secd Trs Mtn	—	"	—	US$	3,502	N/A	US$	3,502
	Sbc Communications Inc.	—	"	—	US$	3,402	N/A	US$	3,402
	Sbc Communications Inc.	—	"	—	US$	712	N/A	US$	712
	Sbc Communications Inc.	—	"	—	US$	2,778	N/A	US$	2,778
	Simon Ppty Group L P	—	"	—	US$	2,507	N/A	US$	2,507
	Simon Ppty Group Lp	—	"	—	US$	996	N/A	US$	996
	Sp Powerassests Ltd. Global	—	"	—	US$	1,001	N/A	US$	1,001
	U S Bancorp Mtn Bk Ent	—	"	—	US$	1,361	N/A	US$	1,361
	U S Bk Natl Assn Minneapolis	—	"	—	US$	370	N/A	US$	370
	Unitedhealth Group Inc.	—	"	—	US$	1,386	N/A	US$	1,386
	Verizon Communications Inc.	—	"	—	US$	1,755	N/A	US$	1,755
	Verizon Global Fdg Corp.	—	"	—	US$	1,506	N/A	US$	1,506
	Wachovia Corp. New	—	"	—	US$	3,118	N/A	US$	3,118
	Washington Post Co.	—	"	—	US$	3,024	N/A	US$	3,024
	Wells Fargo + Co. New Med Trm	—	"	—	US$	4,435	N/A	US$	4,435
	Westfield Cap Corp Ltd	—	"	—	US$	1,358	N/A	US$	1,358

	Money market funds
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	—	US$	144,589	N/A	US$	144,589
(Continued)

				June 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Corporate issued asset-backed securities
	Atlantic City Elc Trns Fdgllc	—	Available-for-sale financial assets	—	US$	32	N/A	US$	32
	Banc Amer Coml Mtg Inc.	—	"	—	US$	5,510	N/A	US$	5,510
	Banc Amer Fdg 2006 I Tr	—	"	—	US$	3,519	N/A	US$	3,519
	Bear Stearns Adjustable Rate	—	"	—	US$	94	N/A	US$	94
	Bear Stearns Arm Tr	—	"	—	US$	2,904	N/A	US$	2,904
	Bear Stearns Arm Tr	—	"	—	US$	1,796	N/A	US$	1,796
	Bear Stearns Arm Tr	—	"	—	US$	234	N/A	US$	234
	Bear Stearns Coml Mtg Secs Inc.	—	"	—	US$	222	N/A	US$	222
	Bear Stearns Coml Mtg Secs Inc.	—	"	—	US$	4,317	N/A	US$	4,317
	Capital One Multi Asset Exec	—	"	—	US$	9,082	N/A	US$	9,082
	Capital One Multi Asset Execut	—	"	—	US$	3,006	N/A	US$	3,006
	Capital One Prime Auto Receiva	—	"	—	US$	3,526	N/A	US$	3,526
	Cbass Tr	—	"	—	US$	1,302	N/A	US$	1,302
	Chase Mtg Fin Tr	—	"	—	US$	827	N/A	US$	827
	Chase Mtg Fin Tr	—	"	—	US$	1,632	N/A	US$	1,632
	Chase Mtg Fin Tr	—	"	—	US$	2,399	N/A	US$	2,399
	Chase Mtge Finance Corp.	—	"	—	US$	1,433	N/A	US$	1,433
	Cit Equip Coll Tr	—	"	—	US$	4,024	N/A	US$	4,024
	Citicorp Mtg Secs	—	"	—	US$	126	N/A	US$	126
	Credit Suisse First Boston Mtg	—	"	—	US$	1,006	N/A	US$	1,006
	Credit Suisse First Boston Mtg	—	"	—	US$	4,567	N/A	US$	4,567
	Credit Suisse First Boston Mtg	—	"	—	US$	5,768	N/A	US$	5,768
	Daimlerchrysler Auto Tr	—	"	—	US$	4,357	N/A	US$	4,357
	Daimlerchrysler Auto Tr	—	"	—	US$	1,288	N/A	US$	1,288
	Deere John Owner Tr	—	"	—	US$	1,929	N/A	US$	1,929
	First Franklin Mtg Ln Tr	—	"	—	US$	629	N/A	US$	629
	First Horizon	—	"	—	US$	41	N/A	US$	41
	First Un Natl Bk Coml Mtg Tr	—	"	—	US$	1,772	N/A	US$	1,772
	First Un Natl Bk Coml Mtg Tr	—	"	—	US$	5,089	N/A	US$	5,089
	First Un Natl Bk Coml Mtg Tr	—	"	—	US$	2,131	N/A	US$	2,131
	Ford Cr Auto Owner Tr	—	"	—	US$	2,496	N/A	US$	2,496
	Gs Mtg Secs Corp.	—	"	—	US$	912	N/A	US$	912
	Home Equity Mortgage Trust	—	"	—	US$	1,238	N/A	US$	1,238
	Home Equity Mtg Tr 2006 4	—	"	—	US$	610	N/A	US$	610
	Hyundai Auto Receivables Tr	—	"	—	US$	959	N/A	US$	959
	JP Morgan Mtg Tr	—	"	—	US$	831	N/A	US$	831
	JP Morgan Mtg Tr	—	"	—	US$	868	N/A	US$	868
	JP Morgan Mtg Tr	—	"	—	US$	797	N/A	US$	797
	Lb Ubs Coml Mtg Tr	—	"	—	US$	3,832	N/A	US$	3,832
	Nomura Asset Accep Corp.	—	"	—	US$	1,526	N/A	US$	1,526
	Residential Asset Mtg Prods	—	"	—	US$	2,015	N/A	US$	2,015
	Residential Fdg Mtg Secs I Inc.	—	"	—	US$	1,343	N/A	US$	1,343
	Residential Fdg Mtg Secs I Inc.	—	"	—	US$	3,085	N/A	US$	3,085
	Sequoia Mtg Tr	—	"	—	US$	222	N/A	US$	222
	Sequoia Mtg Tr	—	"	—	US$	261	N/A	US$	261
	Sequoia Mtg Tr	—	"	—	US$	367	N/A	US$	367
	Terwin Mtg Tr	—	"	—	US$	780	N/A	US$	780
	Tiaa Seasoned Coml Mtg Tr	—	"	—	US$	3,723	N/A	US$	3,723
	Usaa Auto Owner Tr	—	"	—	US$	5,036	N/A	US$	5,036
	Wamu Mtg	—	"	—	US$	3,282	N/A	US$	3,282
(Continued)

				June 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Wamu Mtg Pass Through Ctfs	—	Available-for-sale financial assets	—	US$	156	N/A	US$	156
	Wamu Mtg Pass Through Ctfs	—	"	—	US$	2,307	N/A	US$	2,307
	Washington Mut Mtg Secs Corp.	—	"	—	US$	2,037	N/A	US$	2,037
	Wells Fargo Finl Auto Owner Tr	—	"	—	US$	4,918	N/A	US$	4,918
	Wells Fargo Mtg Backed Secs	—	"	—	US$	3,341	N/A	US$	3,341
	Wells Fargo Mtg Backed Secs	—	"	—	US$	4,168	N/A	US$	4,168
	Wells Fargo Mtg Backed Secs	—	"	—	US$	3,609	N/A	US$	3,609
	Wells Fargo Mtg Bkd Secs	—	"	—	US$	2,878	N/A	US$	2,878
	Wells Fargo Mtg Bkd Secs	—	"	—	US$	1,238	N/A	US$	1,238
	Whole Auto Ln Tr	—	"	—	US$	835	N/A	US$	835

	Government bonds
	United States Treas Nts	—	Available-for-sale financial assets	—	US$	5,995	N/A	US$	5,995
	United States Treas Nts	—	"	—	US$	1,481	N/A	US$	1,481
	United States Treas Nts	—	"	—	US$	38,229	N/A	US$	38,229
	United States Treas Nts	—	"	—	US$	5,555	N/A	US$	5,555
	United States Treas Nts	—	"	—	US$	9,144	N/A	US$	9,144
	United States Treas Nts	—	"	—	US$	327	N/A	US$	327
	United States Treas Nts	—	"	—	US$	3,848	N/A	US$	3,848
	United States Treas Nts	—	"	—	US$	3,441	N/A	US$	3,441
	United States Treas Nts	—	"	—	US$	2,680	N/A	US$	2,680
	United States Treas Nts	—	"	—	US$	11,229	N/A	US$	11,229
	United States Treas Nts	—	"	—	US$	2,111	N/A	US$	2,111
(Concluded)

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance		Acquisition		Disposal (Note 2)
		Financial				Amount	Shares/Units	Amount		Amount	Carrying Value	Gain (Loss) or	Ending Balance (Note 3)
Company	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in	(in Thousands)	(US$ in	Shares/Units	(US$ in	(US$ in	Disposal (US$	Shares/Units	Amount (US$
Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)	(Note 1)	Thousands)	(In Thousands)	Thousands)	Thousands)	in Thousands)	(In Thousands)	in Thousands)
TSMC	Open-end mutual funds
	NITC Bond Fund	Available-for-sale financial assets	National Investment Trust Co., Ltd.	—	12,239	$2,045,935	—	$—	12,239	$2,060,358	$1,989,038	$71,320	—	$—
	ING Taiwan Bond Fund	”	ING Securities Investment Trust Co., Ltd	—	85,581	1,310,030	25,928	400,000	111,509	1,721,141	1,700,000	21,141	—	—
	Fuh Hwa Bond Fund	”	Fuh Hwa Investment Trust Co., Ltd.	—	132,997	1,801,674	—	—	132,997	1,816,597	1,768,862	47,735	—	—
	Prudential Financial Bond Fund	”	Prudential Financial Securities Investment Trust Enterprise	—	83,306	1,236,728	—	—	83,306	1,245,214	1,204,418	40,796	—	—
	Cathay Bond Fund	”	Cathay Securities Investment Trust Co., Ltd.	—	60,126	703,824	—	—	60,126	709,289	700,000	9,289	—	—
	NITC Taiwan Bond	”	National Investment Trust Co., Ltd.	—	103,016	1,474,856	—	—	103,016	1,485,597	1,442,443	43,154	—	—
	JF Taiwan Bond Fund	”	JF Asset Management (Taiwan) Limited	—	59,049	915,252	—	—	59,049	922,445	900,083	22,362	—	—
	Dresdner Bond DAM Fund	”	Allianz Global Investors Taiwan Ltd.	—	54,319	639,542	—	—	54,319	644,310	624,828	19,482	—	—
	JF Taiwan First Bond Fund	”	JF Asset Management (Taiwan) Ltd.	—	35,324	504,206	—	—	35,324	508,184	500,342	7,842	—	—
	ING Taiwan Income Bond Fund	”	ING Securities Investment Trust Co., Ltd.	—	54,621	878,682	—	—	54,621	885,963	854,149	31,814	—	—
	Uni-President James Bond Fund	”	Uni-President Assets Management Corp.	—	77,128	1,208,799	12,678	200,000	89,806	1,419,030	1,400,000	19,030	—	—
	Taishin Lucky Investment Trust Fund	”	Taishin Investment Trust Co., Ltd.	—	68,945	718,556	—	—	68,945	724,341	701,525	22,816	—	—
	HSBC NTD Money Management Fund	”	HSBC Asset Management (Taiwan) Ltd.	—	27,416	413,504	—	—	27,416	416,788	402,614	14,174	—	—
	INVESCO Bond Fund	”	INVESCO Taiwan Limited	—	27,176	410,054	—	—	27,176	412,892	403,727	9,165	—	—
	AIG Taiwan Bond Fund	”	AIG Global Asset management Corporation (Taiwan) Ltd.	—	54,469	705,033	—	—	54,469	708,863	700,000	8,863	—	—
	PCA Well Pool Fund	”	PCA Securities Investment Trust Co., Ltd.	—	—	—	132,553	1,700,000	—	—	—	—	132,553	1,700,941
	Capital Income Fund	”	Capital Investment Trust Corporation	—	—	—	131,256	2,000,000	—	—	—	—	131,256	2,001,916

	Government bond
	2004 Government Bond Series B	Available-for-sale financial assets	Chung Shing Bills Finance Corp. and several financial institutions	—	—	1,197,121	—	—	—	1,203,434	1,201,660	1,774	—	—
	2004 Government Bond Series G	”	”	—	—	200,065	—	—	—	201,301	200,841	460	—	—
	2004 Government Bond Series B	Held-to-maturity financial assets	”	—	—	—	—	249,603	—	—	—	—	—	249,667
	2003 Government Bond Series H	”	”	—	—	400,709	—	299,852	—	—	—	—	—	700,162

	Capital
	VTAF II	Investee accounted for using equity method	—	Subsidiary	—	906,536	—	289,143	—	—	—	—	—	1,106,412
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or
Company	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$ in		Shares/Units	Amount (US$ in
Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		Thousands)		(In Thousands)	Thousands)
GUC	Open-end mutual funds
	President James Bond	Available-for-sale financial assets	—	—	—		$—	10,483		$165,000	10,483		$165,280		$165,000		$280	—		$—
	Polaris De-Li Fund	”	—	—	—		—	10,042		154,000	10,042		154,298		154,000		298	—		—
	Capital Income Fund	”	—	—	—		—	11,104		142,000	11,104		142,252		142,000		252	—		—
	Prudential Financial Bond Fund	”	—	—	—		—	7,719		115,000	7,719		115,157		115,000		157	—		—

TSMC Global	Aqgency bonds
	Fnma Pool 257245	Available-for-sale financial assets	—	—	—		—	3,716	US$	3,741	—		—		—		—	3,716	US$	3,692
	Gnma Pool 646061	”	—	—	—		—	4,173	US$	4,352	—		—		—		—	4,173	US$	2,947
	Federal Home Ln Bks	”	—	—	9,000	US$	8,977	—		—	9,000	US$	9,002	US$	8,716	US$	286	—		—
	Federal Home Ln Bks	”	—	—	—		—	9,000	US$	8,783	—		—		—		—	9,000	US$	8,864
	Federal Home Ln Bks	”	—	—	9,000	US$	8,939	—		—	9,000	US$	9,003	US$	8,735	US$	268	—		—
	Federal Home Ln Bks	”	—	—	—		—	3,725	US$	3,721	—		—		—		—	3,725	US$	3,730
	Federal Home Ln Bks	”	—	—	5,000	US$	4,965	—		—	5,000	US$	5,003	US$	4,850	US$	153	—		—
	Federal Home Ln Bks	”	—	—	5,000	US$	4,980	—		—	5,000	US$	4,999	US$	4,882	US$	117	—		—
	Federal Home Ln Bks	”	—	—	—		—	12,100	US$	12,464	—		—		—		—	12,100	US$	12,438
	Federal Home Ln Mtg	”	—	—	—		—	5,000	US$	5,186	—		—		—		—	5,000	US$	5,079
	Federal Home Ln Mtg Corp	”	—	—	—		—	3,340	US$	3,336	—		—		—		—	3,340	US$	3,268
	Federal Home Ln Mtg Corp	”	—	—	—		—	7,000	US$	7,572	—		—		—		—	7,000	US$	7,445
	Federal Home Ln Mtg Disc Nts	”	—	—	21,900	US$	22,342	—		—	4,900	US$	5,018	US$	4,919	US$	99	17,000	US$	17,419
	Federal Home Loan Banks	”	—	—	21,000	US$	21,500	—		—	4,000	US$	4,111	US$	4,068	US$	43	17,000	US$	17,471
	Federal Natl Mtg Assn	”	—	—	—		—	10,000	US$	10,291	—		—		—		—	10,000	US$	10,262
	Federal Natl Mtg Assn	”	—	—	—		—	3,500	US$	3,645	—		—		—		—	3,500	US$	3,633
	Federal Natl Mtg Assn	”	—	—	—		—	3,750	US$	4,151	—		—		—		—	3,750	US$	3,990
	Federal Natl Mtg Assn Mtn	”	—	—	3,000	US$	2,982	—		—	3,000	US$	3,006	US$	2,909	US$	97	—		—
	Federal Natl Mtg Assn Mtn	”	—	—	3,200	US$	3,171	—		—	3,200	US$	3,201	US$	3,090	US$	111	—		—

	Corporate bonds
	Depfa Acs Bank	Available-for-sale financial assets	—	—	20,000	US$	20,402	—		—	3,000	US$	3,074	US$	2,998	US$	76	17,000	US$	17,301
	European Invt Bk	”	—	—	—		—	10,600	US$	10,577	10,600	US$	10,461	US$	10,577	US$	(116)	—		—
	European Invt Bk	”	—	—	—		—	10,600	US$	10,576	10,600	US$	10,676	US$	10,576	US$	100	—		—
	European Invt Bk	”	—	—	—		—	7,200	US$	7,182	—		—		—		—	7,200	US$	7,391
	General Elec Cap Corp Mtn	”	—	—	4,000	US$	3,978	—		—	4,000	US$	4,042	US$	3,893	US$	149	—		—
	Keycorp Mtn Book Entry	”	—	—	3,050	US$	3,053	—		—	3,050	US$	3,041	US$	3,016	US$	25	—		—
	Kreditanstalt Fur Wiederaufbau	”	—	—	—		—	8,700	US$	8,679	—		—		—		—	8,700	US$	8,710

	Money market funds
	Ssga Cash Mgmt Global Offshore	Available-for-sale financial assets	—	—	592,180	US$	592,180	345,899	US$	345,899	793,490	US$	793,490	US$	793,490		—	144,589	US$	144,589

	Government bonds
	U S Treas Bond Call	Available-for-sale financial assets	—	—	—		—	17,825	US$	17,813	11,800	US$	11,827	US$	11,803	US$	24	6,025	US$	5,995
	United States Treas Nts	”	—	—	—		—	19,500	US$	19,474	18,000	US$	17,966	US$	17,986	US$	(20)	1,500	US$	1,481
	United States Treas Nts	”	—	—	—		—	60,100	US$	60,563	21,600	US$	21,678	US$	21,766	US$	(88)	38,500	US$	38,229
	United States Treas Nts	”	—	—	—		—	17,000	US$	16,886	11,405	US$	11,355	US$	11,334	US$	21	5,595	US$	5,555
	United States Treas Nts	”	—	—	—		—	7,800	US$	7,787	7,800	US$	7,756	US$	7,787	US$	(31)	—		—
	United States Treas Nts	”	—	—	—		—	9,100	US$	9,111	—		—		—		—	9,100	US$	9,144
	United States Treas Nts	”	—	—	—		—	6,400	US$	6,372	6,400	US$	6,282	US$	6,372	US$	(90)	—		—
	United States Treas Nts	”	—	—	25,900	US$	25,924	—		—	25,900	US$	26,091	US$	25,941	US$	150	—		—
	United States Treas Nts	”	—	—	—		—	53,300	US$	54,114	53,300	US$	54,153	US$	54,114	US$	39	—		—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
						Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or
Company	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$ in		Shares/Units	Amount (US$ in
Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		Thousands)		(In Thousands)	Thousands)
	United States Treas Nts	Available-for-sale financial assets	—	—	—	US$	-	4,000	US$	4,057	4,000	US$	3,969	US$	4,057	US$	(88)	—	US$	-
	United States Treas Nts	”	—	—	5,000	US$	5,070	—		—	4,680	US$	4,751	US$	4,715	US$	36	320	US$	327
	United States Treas Nts	”	—	—	—		—	3,750	US$	3,958	—		—		—		—	3,750	US$	3,848
	United States Treas Nts	”	—	—	6,400	US$	6,500	—		—	6,400	US$	6,593	US$	6,407	US$	186	—		—
	United States Treas Nts	”	—	—	41,900	US$	42,509	—		—	41,900	US$	42,867	US$	41,870	US$	997	—		—
	United States Treas Nts	”	—	—	—		—	4,000	US$	4,200	1,400	US$	1,454	US$	1,470	US$	(16)	2,600	US$	2,680
	United States Treas Nts	”	—	—	—		—	10,266	US$	11,167	—		—		—		—	10,266	US$	11,229
	United States Treas Nts	”	—	—	5,000	US$	5,160	—	US$	-	5,000	US$	5,233	US$	5,056	US$	177	—		—
	United States Treas Nts	”	—	—	—		—	10,000	US$	10,525	10,000	US$	10,489	US$	10,525	US$	(36)	—		—
	United States Treas Nts	”	—	—	3,250	US$	3,359	—		—	3,250	US$	3,347	US$	3,298	US$	49	—		—
	United States Treas Nts	”	—	—	7,500	US$	7,758	—		—	7,500	US$	7,855	US$	7,743	US$	112	—		—
	United States Treas Nts	”	—	—	9,500	US$	9,735	—		—	9,500	US$	9,757	US$	9,479	US$	278	—		—
	United States Treas Nts	”	—	—	—		—	11,250	US$	12,259	9,250	US$	9,906	US$	10,080	US$	(174)	2,000	US$	2,111

Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.

Note 2:	The data for marketable securities disposed exclude bonds maturities.

Note 3:	The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/ losses on financial assets, translation adjustments or equity in earnings of equity method investees.
(Concluded)

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2008
(Amounts in Thousands of New Taiwan Dollars)

Company	Types of		Transaction			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Name	Property	Transaction Date	Amount	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms
TSMC	Fab	January 16, 2008 to January 19, 2008	$4,045,220	By the construction progress	Tasa Construction Corporation, Fu Tsu Construction, and China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2008
(Amounts in Thousands of New Taiwan Dollars)

			Transaction Details				Abnormal Transaction		Notes/Accounts Payable or
			Purchases/		% to		Unit Price	Payment Terms	Receivable
Company Name	Related Party	Nature of Relationships	Sales	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	% to Total	Note
TSMC	TSMC North America	Subsidiary	Sales	$103,800,578	60	Net 30 days after invoice date	—	—	$23,871,291	53
	GUC	Investee with a controlling financial interest	Sales	662,720	—	Net 30 days after monthly closing	—	—	268,530	1
	WaferTech	Indirect subsidiary	Purchases	4,410,290	20	Net 30 days after monthly closing	—	—	(666,082)	6
	TSMC Shanghai	Subsidiary	Purchases	2,650,161	12	Net 30 days after monthly closing	—	—	(476,025)	4
	SSMC	Investee accounted for using equity method	Purchases	2,300,893	10	Net 30 days after monthly closing	—	—	(501,436)	4
	VIS	Investee accounted for using equity method	Purchases	1,718,897	8	Net 30 days after monthly closing	—	—	(685,168)	6

GUC	TSMC North America	Same parent company	Purchases	974,101	46	Net 30 days after invoice date/net 45 days after monthly closing	—	—	(121,935)	14

XinTec	OmniVision	Parent company of director (represented for XinTec)	Sales	1,010,083	78	Net 45 days after shipping	—	—	235,393	82

Note:	The sales prices and payment terms of sales to related parties are not significantly different from those to third parties. For purchase transactions, prices are determined in accordance with the related contractual agreements and no other similar transaction could be compared with.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
JUNE 30, 2008
(Amounts in Thousands of New Taiwan Dollars)

							Amounts Received in
				Turnover Days	Overdue		Subsequent	Allowance for Bad
Company Name	Related Party	Nature of Relationships	Ending Balance	(Note 1)	Amounts	Action Taken	Period	Debts
TSMC	TSMC North America	Subsidiary	$23,899,968	44	$7,897,481	—	$11,074,526	$—
	VIS	Investee accouted for using equity method	1,132,499	(Note 2)	2,985	Accelerate demand on account receivable	2,334	—
	GUC	Investee with a controlling financial interest	409,018	47	55,985	—	113,355	—
	TSMC Shanghai	Subsidiary	191,032	(Note 2)	—	—	—	—
	SSMC	Investee accouted for using equity method	108,319	(Note 2)	—	—	—	—

XinTec	OmniVision	Parent company of director (represented for XinTec)	235,393	59	70	—	146,422	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
JUNE 30, 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

														Equity in the
				Original Investment Amount				Balance as of June 30, 2008				Net Income		Earnings
						December 31,				Carrying		(Losses) of the		(Losses)
				June 30, 2008		2007				Value (Note 1)		Investee		(Note 2)
				(Foreign		(Foreign				(Foreign		(Foreign		(Foreign
				Currencies in		Currencies in		Shares (in	Percentage of	Currencies in		Currencies in		Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		Thousands)	Ownership	Thousands)		Thousands)		Thousands)	Note
TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$42,327,245		$42,327,245	1	100		$41,946,173		$225,977	$225,977	Subsidiary

	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry		31,445,780		31,445,780	987,968	100		27,447,357		1,804,075	1,804,075	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		13,047,681		13,047,681	616,240	36		9,926,933		1,241,525	149,896	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits		8,840,895		8,840,895	463	39		8,641,503		2,000,112	677,301	Investee accounted for using equity method
	TSMC Shanghai	Shanghai, China	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers		12,180,367		12,180,367	—	100		7,574,803		(1,017,308)	(1,010,850)	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investment activities		10,350		10,350	300	100		3,534,832		(1,032,280)	(1,032,280)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices		333,718		333,718	11,000	100		2,246,123		138,716	138,716	Subsidiary
	XinTec	Taoyuan, Taiwan	Wafer level chip size packaging service		1,357,890		1,357,890	91,703	43		1,396,316		(69,067)	(68,709)	Investee with a controlling financial interest
	VTAF III	Cayman Islands	Investing in new start-up technology companies		1,262,602		973,459	—	98		1,106,412		(25,714)	(25,200)	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies		1,036,424		1,095,622	—	98		963,211		(65,481)	(64,172)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	42,572	37		798,498		379,148	140,487	Investee with a controlling financial interest
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies		976,450		1,019,042	—	99		388,216		(8,449)	(8,407)	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities		300,000		300,000	—	36		221,911		49,962	(1,134)	Subsidiary
	Hsin Ruey	Taipei, Taiwan	Investment activities		300,000		300,000	—	36		220,092		49,821	(1,362)	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing activities		15,749		15,749	—	100		107,796		18,877	18,877	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities		83,760		83,760	6	100		104,842		1,862	1,862	Subsidiary
	TSMC Korea	Seoul, Korea	Marketing activities		13,656		13,656	80	100		15,286		1,710	1,710	Subsidiary
TSMC International	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	7,680	US$	8,721	7,680	97	US$	9,841	US$	(275)	N/A	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	41,027	US$	43,048	41,027	97	US$	43,875	US$	1,087	N/A	Subsidiary
	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	—	100	US$	675,749	US$	1,665	N/A	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	—	100	US$	8,129	US$	1,537	N/A	Subsidiary
TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$	380,000	US$	430,000	—	100	US$	193,376	US$	15,907	N/A	Subsidiary
TSMC Partners	VisEra Holding Company	Cayman Islands	Investment in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	72,590	US$	1,500	N/A	Investee accounted for using equity method
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	2,876	US$	100	N/A	Subsidiary
(Continued)

														Equity in the
				Original Investment Amount				Balance as of June 30, 2008				Net Income		Earnings
						December 31,						(Losses) of the		(Losses)
				June 30, 2008		2007						Investee		(Note 2)
				(Foreign		(Foreign						(Foreign		(Foreign
				Currencies in		Currencies in		Shares (in	Percentage of	Carrying		Currencies in		Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		Thousands)	Ownership	Value (Note 1)		Thousands)		Thousands)	Note
VisEra Holding Company	VisEra	Hsin-Chu, Taiwan	Manufacturing and selling of electronic parts and providing turn-key services in back-end color filter fabrication, package, test, and optical solutions	US$	91,041	US$	91,041	253,120	90	US$	129,459	US$	1,484	N/A	Subsidiary

VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	1,705	US$	1,705	4,590	51	US$	1,649	US$	(223)	N/A	Subsidiary
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies	US$	—	US$	—	—	68	US$	—	US$	—	N/A	Subsidiary
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	600	US$	600	—	100	US$	600	US$	(31)	N/A	Subsidiary

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies	US$	—	US$	—	—	24	US$	—	US$	—	N/A	Subsidiary

GUC	GUC-NA	U.S.A	Consulting services in main products	US$	500	US$	100	100	100		$21,170		$1,532	N/A	Subsidiary
	GUC-Japan	Japan	Consulting services in main products	JPY	30,000	JPY	10,000	1	100		9,495		562	N/A	Subsidiary
	GUC-Europe	The Netherlands	Consulting services in main products	EUR	50		—	—	100		2,420		22	N/A	Subsidiary

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies	US$	—	US$	—	—	8	US$	—	US$	—	N/A	Subsidiary
Chi Cherng	Hsin Ruey	Taipei, Taiwan	Investment activities		$533,333		$533,333	—	64		$964,748		$49,821	N/A	Same parent company
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		100,116		100,116	5,082	—		103,235		1,241,525	N/A	Investee accounted for using equity method

Hsin Ruey	Chi Cherng	Taipei, Taiwan	Investment activities		$533,333		$533,333	—	64		$967,488		$49,962	N/A	Same parent company
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		80,188		80,188	3,748	—		80,865		1,241,525	N/A	Investee accounted for using equity method
Note 1: The treasury stock is deducted from the carrying value.
Note 2: Equity in earnings/losses of investees excludes the effect of unrealized gross profit from affiliates. (Concluded)

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE SIX MONTHS ENDED JUNE 30, 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Accumulated			Accumulated
				Outflow of			Outflow of
				Investment			Investment
				from Taiwan as			from Taiwan as				Accumulated
		Total Amount of		of	Investment Flows		of		Equity in the		Inward
		Paid-in Capital		January 1, 2008	Outflow		June 30, 2008		Earnings	Carrying Value	Remittance of
	Main Businesses and	(RMB in	Method of	(US$ in	(US$ in		(US$ in	Percentage of	(Losses)	as of	Earnings as of
Investee Company	Products	Thousand)	Investment	Thousand)	Thousand)	Inflow	Thousand)	Ownership	(Note 2)	June 30, 2008	June 30, 2008
TSMC Shanghai	Manufacturing and sales of integrated circuits	$12,180,367	(Note 1)	$12,180,367	$—	$—	$12,180,367	100%	$(1,010,850)	$7,574,803	$—
	at the order of and pursuant to product design specifications provided by customers	(RMB3,070,623)		(US$371,000)			(US$371,000)

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of June 30, 2008	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)
$12,180,367	$12,180,367	$12,180,367
(US$371,000)	(US$371,000)	(US$371,000)
Note 1: Direct investments US$371,000 thousand in TSMC Shanghai.
Note 2: Amount was recognized based on the audited financial statements.

TABLE 8
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INTERCOMPANY BUSINESS RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)
A. FOR THE SIX MONTHS ENDED JUNE 30, 2008

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statement Item	Amount	(Note 2)	Sales or Total Assets
0	TSMC	TSMC North America	1	Sales	$103,800,578	—	59%
				Receivables from related parties	23,871,291	—	4%
				Other receivables from related parties	28,677	—	—
				Payables to related parties	3,681	—	—
		TSMC Shanghai	1	Sales	46,661	—	—
				Purchases	2,650,161	—	2%
				Gain on disposal of property, plant and equipment	103,421	—	—
				Technical service income	58,102	—	—
				Other receivables from related parties	191,032	—	—
				Payables to related parties	476,025	—	—
				Deferred credits	277,340	—	—
		TSMC Japan	1	Marketing expenses — commission	116,844	—	—
				Payables to related parties	40,414	—	—
		TSMC Europe	1	Marketing expenses — commission	184,005	—	—
				Payables to related parties	42,540	—	—
		TSMC Korea	1	Marketing expenses — commission	9,837	—	—
				Other receivables from related parties	3,068	—	—
				Payables to related parties	2,716	—	—
		GUC	1	Sales	662,720	—	—
				General and administrative expenses — rental	525	—	—
				Research and development expenses	11,883	—	—
				Receivables from related parties	286,529	—	—
				Other receivables from related parties	140,489	—	—
				Payables to related parties	9,499	—	—
		TSMC Technology	1	Payables to related parties	52,761	—	—
				Research and development expenses	167,355	—	—
		WaferTech	1	Sales	4,848	—	—
				Purchases	4,410,290	—	3%
				Other receivables from related parties	22,526	—	—
				Payables to related parties	666,082	—	—
		XinTec	1	Other receivables from related parties	18,214	—	—
		TSMC Canada	1	Research and development expenses	95,549	—	—
1	TSMC Partners	TSMC International	3	Other receivables	7,527,792	—	1%
				Deferred revenue	7,527,792	—	1%
(Continued)

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statement Item	Amount	(Note 2)	Sales or Total Assets
2	GUC	TSMC North America	3	Purchases	$974,101	—	1%
				Manufacturing overhead	141,382	—	—
				Operating expenses	1,458	—	—
				Payables to related parties	121,935	—	—
		GUC-NA	3	Operating expenses	43,492	—	—
				Accrued expenses	12,828	—	—
		GUC-Japan	3	Operating expenses	12,889	—	—
				Accrued expenses	1,687	—	—

Note 1:	No. 1 represents transactions between parent company to subsidiaries.
No. 3 represents transactions between subsidiaries.

Note 2:	The terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices are determined in accordance with mutual agreements.
(Continued)

B. FOR THE SIX MONTHS ENDED JUNE 30, 2007

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statement Item	Amount	(Note 2)	Sales or Total Assets
0	TSMC	TSMC North America	1	Sales	$83,546,469	—	60%
				Receivables from related parties	20,642,259	—	3%
				Other receivables from related parties	88,131	—	—
				Payables to related parties	22,342	—	—
		TSMC Shanghai	1	Sales	13,717	—	—
				Purchases	2,485,579	—	2%
				Gain on disposal of property, plant and equipment	108,802	—	—
				Technical service income	59,823	—	—
				Other receivables from related parties	60,263	—	—
				Payables to related parties	611,054	—	—
				Deferred credits	617,113	—	—
		TSMC Japan	1	Marketing expenses — commission	115,663	—	—
				Payables to related parties	42,468	—	—
		TSMC Europe	1	Marketing expenses — commission	146,354	—	—
				Payables to related parties	58,105	—	—
		TSMC Korea	1	Marketing expenses — commission	10,713	—	—
		GUC	1	Sales	427,557	—	—
				General and administrative expenses — rental	3,473	—	—
				Research and development expenses	33,483	—	—
				Receivables from related parties	32,762	—	—
				Other receivables from related parties	52,817	—	—
				Payables to related parties	6,910	—	—
		TSMC Technology	1	Payables to related parties	43,971	—	—
				Research and development expenses	145,596	—	—
		WaferTech	1	Purchases	4,804,106	—	3%
				Payables to related parties	804,285	—	—
1	TSMC International	TSMC Technology	3	Deferred royalty income	646,424	—	—
2	TSMC Partners	TSMC International	3	Other receivables	9,990,661	—	2%
				Deferred revenue	8,852,419	—	1%
3	GUC	TSMC North America	3	Purchases	697,701	—	—
				Manufacturing overhead	134,023	—	—
				Payables to related parties	149,929	—	—
		GUC-NA	3	Operating expenses	25,266	—	—

Note 1:	No. 1 represents transactions between parent company to subsidiaries.
No. 3 represents transactions between subsidiaries.

Note 2:	The terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices are determined in accordance with mutual agreements.
(Concluded)

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 13, 2008	By	/s/ Lora Ho Lora Ho Vice President & Chief Financial Officer